6/26

08003467

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Pharmaceutical

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

JUL 03 2008

THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 04135 FISCAL YEAR 12-31-07

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: dlw

DAT : 6/27/08

中國製藥集團有限公司
China Pharmaceutical
Group Limited

Stock Code : 1093

082-04135

12-31-07
AR/S

Annual Report 07

CONTENTS

BOARD OF DIRECTORS

Executive Directors:
CAI Dongchen *(Chairman)*
YUE Jin
FENG Zhenying
JI Jianming
CHAK Kin Man
PAN Weidong
LI Zhibiao
ZHANG Zheng

Non-executive Director:
LEE Ka Sze, Carmelo

Independent Non-executive Directors:
HUO Zhenxing
QI Moujia
GUO Shichang
CHAN Siu Keung, Leonard

COMMITTEES

Audit Committee:
CHAN Siu Keung, Leonard *(Chairman)*
LEE Ka Sze, Carmelo
HUO Zhenxing

Remuneration Committee:
CHAN Siu Keung, Leonard *(Chairman)*
LEE Ka Sze, Carmelo
HUO Zhenxing

LEGAL ADVISERS

Woo, Kwan, Lee & Lo
26th Floor, Jardine House
1 Connaught Place
Central
Hong Kong

AUDITORS

Deloitte Touche Tohmatsu
Certified Public Accountants
35th Floor, One Pacific Place
88 Queensway
Hong Kong

COMPANY SECRETARY

LEE Ka Sze, Carmelo

AUTHORISED REPRESENTATIVES

CHAK Kin Man
LI Zhibiao

REGISTERED OFFICE

Suite 3805
38th Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

SHARE REGISTRAR AND TRANSFER OFFICE

Tricor Secretaries Limited
26th Floor
Tesbury Centre
28 Queen's Road East
Hong Kong

PRINCIPAL BANKERS

Agricultural Bank of China, Shijiazhuang Branch
Bank of China, Huhhot Branch
China Construction Bank, Shijiazhuang Branch
China Minsheng Banking Corporation Limited, Shijiazhuang Branch
CITIC Ka Wah Bank Limited
The Hong Kong and Shanghai Banking Corporation Limited
The Industrial and Commercial Bank of China, Shijiazhuang Branch

STOCK EXCHANGE

The Stock Exchange of Hong Kong Limited

STOCK CODE

1093

WEBSITES

www.irasia.com/listco/hk/cpg/index.htm
www.cpg.hk


China Pharmaceutical Group Limited
100%
Tin Lon Investment Limited
100%
Shijiazhuang Pharma Group Zhongrun Pharmaceutical (Inner Mongolia) Co., Ltd.
100%
Shijiazhuang Pharma Group Zhonghe Pharmaceutical (Inner Mongolia) Co., Ltd.
80.42%
Inner Mongolia Zhongxingyuan Sewage Treatment Co., Ltd.
100%
Shijiazhuang Pharma Group Hebei Zhongrun Chemical Co., Ltd
100%
Shijiazhuang Pharma Group Weisheng Pharmaceutical (Shijiazhuang) Co., Ltd.
100%
Shijiazhuang Pharma Group Zhongnuo Pharmaceutical (Shijiazhuang) Co., Ltd.
100%
Golden Wing Limited
100%
Weitai Pharmaceutical (Shijiazhuang) Co., Ltd.
100%
Shijiazhuang Pharma Group NBP Pharmaceutical Co.,Ltd.
100%
Shijiazhuang Pharma Group Zhongqi Pharmaceutical Technology (Shijiazhuang) Co., Ltd.
79.04%
20.17%
Shijiazhuang Pharma Group Hebei Zhongrun Pharmaceutical Co., Ltd.
50%
Hebei Huarong Pharmaceutical Co., Ltd.
51%
Shijiazhuang Pharma Group (Inner Mongolia) Zhongxing Huanbao Co., Ltd.
100%
Shijiazhuang Pharma Group (Inner Mongolia) Zhongkang Sugar Products Co., Ltd.
100%
Shijiazhuang Pharma Group Zhongchen Pharmaceutical Co., Ltd.
3.33%
25%
85%
Shijiazhuang Pharma Group Hebei Zhongrun Huanbao Co., Ltd.
55%
Shijiazhuang Pharma Group (Shijiazhuang) High Medical Technology Development Co., Ltd.

RESULTS

I am pleased to report that the Group achieved marked improvement in results for the year ended December 31, 2007. For the fiscal year of 2007, the Group's turnover increased by 41% to HK$4,986 million. Profit attributable to equity holders of the Company increased by over 29 times to HK$477 million.

The Board of Directors recommends the payment of a final dividend of HK5 cents per share for the year ended December 31, 2007.

BUSINESS REVIEW AND OUTLOOK

Vitamin C series

Total sales volume of the major products of this series increased by 13% to 28,288 tonnes for the current year. With the market supply and demand moving towards a more balanced state, product prices rebounded significantly during the year. The average price of vitamin C for the year was US$4.60 per kg, an increase of 64.3% over US$2.80 of the previous year. The gross profit margin of the entire series increased from 13.5% in the previous year to 38.0% in the current year.

The current market demand for vitamin C remains strong and product prices continue to stay at a satisfactory level. It is expected that the performance of this business will be able to improve further in 2008.

Penicillin series

Total sales volume of the major products of this series decreased by 5% to 8,102 tonnes for the current year. During the year, market supply has been affected by the more stringent environmental regulations, resulting in a sharp increase of the product prices. The respective average prices of penicillin industrial salt, amoxicillin and 6-APA for the year were US$17.86, US$35.11 and US$38.51 per kg, substantially higher than the respective average prices of US$10.01, US$22.20 and US$20.92 of the previous year. The gross profit margin of the entire series increased from 15.7% in the previous year to 37.5% in the current year.

Market supply has gradually returned to normal with the improvement in the area of environmental protection. Coupled with the addition of new production capacity in the market, product prices began to decline swiftly in the fourth quarter. Currently, the inventory pressure of the manufacturers has been lessened and product prices have begun to recover from the low level at the beginning of the year. However, the performance of this business in 2008 is not expected to be able to achieve the same profitability level of 2007.

Cephalosporin series

Total sales volume of the major products of this series decreased by 4% to 1,061 tonnes for the current year. After the significant drop in previous year, product prices steadily recovered during the year. The average price of 7-ACA for the year was US$91.31 per kg, an increase of 21.3% over US$75.25 of the previous year. Gross profit margin of the entire series increased from 13.5% in the previous year to 16.2% in the current year.

Product prices have declined recently. It is expected that the performance of this business will be relatively stable in 2008.

Finished drugs

Even though market competition was still fierce in the current year, revenue of this business managed to grow by 16.6%. Gross profit margin increased from 22.1% in the previous year to 25.0% in the current year. Sales revenue of the vitamin C supplement products reached HK$64,000,000 for the year, a growth of 74% as compared with the previous year's figure. However, with the substantial increase of selling and distribution expenses, this business only ended up recording an operating profit of HK$6,409,000 for the year, a decline of 79% as compared with the previous year's figure.

Market competition is expected to remain fierce. The Group will try to enhance the performance in 2008 by the introduction of new products and strengthening of sales efforts.

Patent drug

The patent drug, butylphthalide, maintained a steady growth in sales during the year. Apart from strengthening the domestic sales efforts, the Group will continue its efforts to tap into the overseas market.

FINANCIAL REVIEW

Liquidity and financial position

In 2007, the Group's operating activities generated a net cash inflow of HK$899,494,000. Capital expenditure in relation to the additions of fixed assets amounted to HK$491,740,000. As at December 31, 2007, the Group's current ratio was 1.0, same as the level of the previous year. Debtor turnover period (ratio of the total of trade receivables and bills receivables balance to sales, inclusive of value added tax for sales in the PRC) was 62 days in the current year, as compared with 55 days a year earlier. Owing to the slowdown in sales of penicillin products in the second half of the year, inventory turnover period (ratio of inventories balance to cost of goods sold) increased from 85 days in the previous year to 98 days in the current year.

As at December 31, 2007, the Group had total borrowings of HK$1,701,830,000 (comprising bank loans of HK$1,692,426,000 and loans from an intermediate holding company of HK$9,404,000). The maturity profile spreads over a period of four years with HK$985,447,000 repayable within one year and the remaining HK$716,383,000 repayable between two to four years. Net gearing ratio as at December 31, 2007 was 38% (which was calculated on the basis of the Group's total borrowings net of bank balances and cash of HK$436,843,000 over shareholders' equity at the balance sheet date), as compared with 46% a year earlier.

38% of the Group's borrowings are denominated in Hong Kong dollars and the remaining 62% in Renminbi. The Group's revenues are denominated mainly either in Renminbi or in US dollars. Foreign exchange forward contracts are employed by the Group to minimise the currency exposure.

Pledge of assets

As at December 31, 2007, bank deposits of HK$751,000 (2006: HK$4,104,000) were pledged to banks to secure banking facilities granted to the Group.

Contingent liabilities

As disclosed in the Company's press announcement dated February 22, 2005, the Company and one of its subsidiaries are named as, among others, defendants in a number of antitrust complaints filed in the United States. Up to the date of this report, four antitrust complaints have been served on the Company and three antitrust complaints have been served on the subsidiary.

The directors and management of the Company intend to contest the claims set out in the antitrust complaints vigorously. The Group has appointed legal advisors to advise them in the legal proceedings and the outcome of the antitrust complaints cannot be reliably estimated with reasonable certainty at this stage.

Further information on the antitrust complaints is set out in note 40 to the consolidated financial statements.

EMPLOYEES

As at December 31, 2007, the Group had about 9,370 employees, the majority of them were employed in the PRC. The Group will continue to offer competitive remuneration packages, discretionary share options and bonuses to staff based on the performance of the Group and the individual employee.

ACKNOWLEDGEMENT

On behalf of the Board of Directors, I would like to take this opportunity to express our sincere thanks to our shareholders for their support and to our staff for their commitment and diligence during this year.

By order of the Board
CAI DONGCHEN
Chairman

Hong Kong, April 17, 2008

CORPORATE GOVERNANCE PRACTICES

The Company is committed to ensuring a high standard of corporate governance. The Board believes that good corporate governance practices are increasingly important for maintaining and promoting the confidence of investors. The Board will review its corporate governance practices from time to time to ensure they reflect the latest development and meet the expectations of the investors.

The Company has complied with the code provisions in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year ended December 31, 2007 with certain deviation from code provision A.2.1 as set out in this report.

BOARD OF DIRECTORS

The Board currently comprises eight executive directors, one non-executive director and four independent non-executive directors. One of the independent non-executive directors has the appropriate professional accounting experience and expertise. The biographies of the directors are set out on pages 13 to 14 of the annual report.

The Board is responsible for establishing strategic direction, setting objectives and business plans and monitoring performance. The management of the subsidiaries of the Company is responsible for the day-to-day management and operation of their respective individual business units.

The Board meets regularly to review the financial and operating performance of the Group and approve business plans. Four regular Board meetings were held at approximately quarterly interval in 2007. Individual attendance of each director at the regular Board meetings, Audit Committee meetings and Remuneration Committee meeting during 2007 is set out below:

	Attendance/Number of Meetings		
Director	**Board**	**Audit Committee**	**Remuneration Committee**
Executive Directors:			
Cai Dongchen *(Chairman)*	4/4		
Yue Jin	4/4		
Feng Zhenying	4/4		
Ji Jianming	4/4		
Chak Kin Man	4/4		
Pan Weidong	3/4		
Li Zhibiao	4/4		
Zhang Zheng	4/4		

Director	Attendance/Number of Meetings Board	Audit Committee	Remuneration Committee
Non-Executive Director:			
Lee Ka Sze, Carmelo	3/4	3/4	1/1
Independent Non-Executive Directors:			
Huo Zhenxing	4/4	4/4	1/1
Qi Moujia	3/4		
Guo Shichang	2/4		
Chan Siu Keung, Leonard	4/4	4/4	1/1

CHAIRMAN AND MANAGING DIRECTOR

Code provision A.2.1 of the Code stipulates that the roles of chairman and managing director should be separate and should not be performed by the same individual. Mr. Cai Dongchen, the Company's Chairman, has also assumed the role as the managing director of the Company. The Company believes that vesting both roles in Mr. Cai will allow for more effective planning and execution of business strategies. As all major decisions are made in consultation with members of the Board, the Company believes that there is adequate balance of power and authority in place.

NON-EXECUTIVE DIRECTORS

Each of the non-executive director and independent non-executive directors has entered into a service contract with the Company for a term of two years from January 1, 2007 subject to the requirement that one-third of all the directors shall retire from office by rotation at each annual general meeting pursuant to the Articles of Association of the Company.

REMUNERATION OF DIRECTORS

The Remuneration Committee of the Company is responsible for reviewing the remuneration policies, approving the salary, bonus and other benefits of executive directors and recommending to the Board remuneration of non-executive directors. The committee currently comprises three members, namely Mr. Chan Siu Keung, Leonard (Chairman), Mr. Lee Ka Sze, Carmelo and Mr. Huo Zhenxing.

One meeting was held in 2007. Based on its review of the operating results of the Group, individual performance and comparable market statistics, the committee has considered and approved the remuneration of the executive directors of the Company at the meeting.

NOMINATION OF DIRECTORS

The Board has not established a nomination committee. According to the Articles of Association of the Company, the Board has the power from time to time and at any time to appoint any person as a director either to fill a casual vacancy or as an addition to the Board. The Board will review the structure, size and composition of the Board from time to time and make recommendation on the appointment of directors.

Mr. Wei Fumin resigned as an executive director of the Company with effect from April 2, 2007. The Board has not appointed any new directors during 2007.

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules. Having made specific enquiry, all directors have complied with the required standard set out in the Model Code throughout the year of 2007.

AUDIT COMMITTEE

The Audit Committee of the Company is responsible for providing an independent review of the effectiveness of the financial reporting process and internal control system of the Group. The committee currently comprises three members, namely Mr. Chan Siu Keung, Leonard (Chairman), Mr. Lee Ka Sze, Carmelo and Mr. Huo Zhenxing.

Four meetings were held in 2007. At the meetings, the committee considered the fees charged by the auditor, reviewed the quarterly, half-yearly and annual financial statements, reviewed the auditor's management letter and management response and reviewed the annual budget of the Group.

Based on the review and discussion at the meetings, the committee recommended to the Board to approve the quarterly, half-yearly and annual results of the Group and to adopt the measures to improve the internal control system as suggested by the auditor in the management letters.

INTERNAL CONTROLS

The Board has overall responsibility for the system of internal controls and for reviewing its effectiveness. During the year, the Board has conducted a review of the effectiveness of the system of internal control of the Group. The review covered all material controls, including financial, operational and compliance controls and risk management functions. Based on the results of the review, the Group would take steps to further enhance the effectiveness of the internal control system.

AUDITOR'S REMUNERATION

During the year, the auditor of the Company charged HK$1,800,000 for audit services and HK$772,000 for non-audit services. The non-audit services consist of review of half-yearly financial statements, review of statement of indebtedness and certain agreed-upon procedures.

FINANCIAL REPORTING

The Board acknowledges its responsibility for preparing the financial statements of the Company and the Group. The reporting responsibilities of the auditor are set out in the independent auditor's report on page 19 to 20 of the annual report.

SHAREHOLDER COMMUNICATION

The objective of shareholder communication is to provide our shareholders with detailed information about the Company so that they can exercise their rights as shareholders in an informed manner.

The Company uses a range of communication tools to ensure its shareholders are kept well informed of key business imperatives. These include general meetings, interim and annual reports, announcements and circulars. Procedures for voting by poll have been included in the circulars of the Company accompanying notices convening general meetings and have been read out by the chairman at the general meetings held in 2007.

At the 2007 annual general meeting, separate resolution was proposed by the chairman in respect of each separate issue, including re-election of directors. The respective chairman of the Board, Audit Committee and Remuneration Committee attended the 2007 annual general meeting to answer questions raised by shareholders.

The directors present their annual report and the audited consolidated financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended December 31, 2007.

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. Details of the principal activities of its subsidiaries and jointly controlled entity are set out in notes 42 and 21 to the consolidated financial statements, respectively.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales and purchases attributable to the Group's five largest customers and suppliers were less than 30% of the Group's total sales and purchases for the year, respectively.

At no time during the year did a director, an associate of a director or a shareholder of the Company (which to the knowledge of the directors owns more than 5% of the Company's share capital) have an interest in any of the Group's five largest customers or suppliers.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended December 31, 2007 are set out in the consolidated income statement on page 21 of the annual report.

The Board of Directors recommends the payment of a final dividend of HK5 cents per share for the year ended December 31, 2007, representing a distribution of approximately HK$76,906,000. Subject to shareholders' approval of the final dividend at the annual general meeting on May 23, 2008, payment of the final dividend will be made on June 10, 2008 to shareholders whose names appear on the register of members of the Company on May 23, 2008.

The register of members of the Company will be closed from May 19, 2008 to May 23, 2008, both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the final dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar, Tricor Secretaries Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Friday, May 16, 2008.

DISTRIBUTABLE RESERVES OF THE COMPANY

The Company's reserves available for distribution to shareholders as at December 31, 2007 comprised the retained profits of approximately HK$258,055,000 (2006: HK$139,975,000).

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group continued to upgrade its production facilities for bulk drug products and finished drug products. Details of these and other movements during the year in the property, plant and equipment of the Group are set out in note 15 to the consolidated financial statements.

SHARE CAPITAL AND SHARE OPTION SCHEME

Details of the share capital and share option scheme of the Company are set out in notes 31 and 32 to the consolidated financial statements, respectively.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Cai Dongchen, Chairman
Yue Jin
Feng Zhenying
Ji Jianming
Chak Kin Man
Pan Weidong
Li Zhibiao
Zhang Zheng
Wei Fumin *(resigned on April 2, 2007)*

Non-executive director:

Lee Ka Sze, Carmelo

Independent non-executive directors:

Huo Zhenxing
Qi Moujia
Guo Shichang
Chan Siu Keung, Leonard

In accordance with Article 101 of the Company's Articles of Association, Messrs. Yue Jin, Feng Zhenying, Chak Kin Man, Huo Zhenxing and Guo Shichang retire at the forthcoming annual general meeting by rotation and, being eligible, offer themselves for re-election.

DIRECTORS' SERVICE CONTRACTS

Each of the non-executive director and independent non-executive directors of the Company has entered into a service contract for a term of two years from January 1, 2007.

Other than as disclosed above, no director proposed for re-election at the forthcoming annual general meeting has a service contract which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

CAI Dongchen

Mr. Cai, aged 54, Chairman of the Company, was appointed as an executive director of the Company in 1998. Mr. Cai graduated from Hebei Finance College in the People's Republic of China (the "PRC") and has over thirty years of technical and management experience in the pharmaceutical industry.

YUE Jin

Mr. Yue, aged 44, was appointed as an executive director of the Company in 2001. He graduated from Hebei University in the PRC and has over twenty years of technical and management experience in the pharmaceutical industry.

FENG Zhenying

Mr. Feng, aged 52, was appointed as an executive director of the Company in 2003. He graduated from Hebei Chemical College in the PRC and has over twenty years of technical and management experience in the pharmaceutical industry.

JI Jianming

Mr. Ji, aged 45, was appointed as an executive director of the Company in 2005. He graduated from Hebei University in the PRC and has over twenty years of technical and management experience in the pharmaceutical industry.

CHAK Kin Man

Mr. Chak, aged 42, was appointed as an executive director of the Company in 2005. He is a certified public accountant of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants. He holds a Bachelor of Social Sciences degree from the University of Hong Kong and has over eighteen years of experience in auditing and financial management.

PAN Weidong

Mr. Pan, aged 38, was appointed as an executive director of the Company in 2006. He graduated from Shijiazhuang Post College in the PRC and has over sixteen years of experience in financial management and accounting.

LI Zhibiao

Mr. Li, aged 44, was appointed as an executive director of the Company in 2006. He holds a Master of Biology degree from Hebei Normal University in the PRC and has over sixteen years of business development and marketing experience in the pharmaceutical industry.

ZHANG Zheng

Mr. Zhang, aged 27, was appointed as an executive director of the Company in 2006. He holds a Bachelor of Business Studies degree from Charles Sturt University in Australia.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT *(continued)*

LEE Ka Sze, Carmelo

Mr. Lee, aged 47, was appointed as an independent non-executive director of the Company in 1996 and re-designated as a non-executive director in 2004. He is also a member of the Audit Committee and Remuneration Committee of the Company. He holds a Bachelor of Laws degree from the University of Hong Kong. He is a solicitor by profession and is a partner of a law firm in Hong Kong.

HUO Zhenxing

Mr. Huo, aged 72, was appointed as an independent non-executive director of the Company in 1994. He is also a member of the Audit Committee and Remuneration Committee of the Company. He was the former head of Industrial and Commercial Bank of China, Hebei Province branch and Shijiazhuang sub-branch.

QI Moujia

Mr. Qi, aged 75, was appointed as an independent non-executive director of the Company in 1996. He was the former director of the State Drug Administration of China (the "SDA", now known as the State Food and Drug Administration of China). He was the deputy chairman and chairman of the SDA in 1978 and 1982-1994, respectively.

GUO Shichang

Mr. Guo, aged 66, was appointed as an independent non-executive director of the Company in 2004. He was the Vice Governor of Hebei Provincial People's Government in the PRC from 1993 to 2002.

CHAN Siu Keung, Leonard

Mr. Chan, aged 50, was appointed as an independent non-executive director of the Company in 2004. He is also a member of the Audit Committee and the Remuneration Committee of the Company. He is a qualified accountant and a member of the Institute of Chartered Accountants of Ontario. He holds a Master of Business Administration degree from York University, Ontario, Canada and has extensive experience in finance and investment.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Woo, Kwan, Lee & Lo, a firm of solicitors of which Mr. Lee Ka Sze, Carmelo is a partner, rendered professional services to the Group for which it received normal remuneration.

Other than as disclosed above, no contracts of significance to which the Company, its holding companies, fellow subsidiaries or subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at December 31, 2007, the interests of the directors and their associates in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

Long positions:

Name of director	Capacity	Number of issued ordinary shares held	Approximate percentage of the issued share capital of the Company
Chak Kin Man	Beneficial owner	4,000	0.00026%

Other than as disclosed above, none of the directors nor their associates had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations as at December 31, 2007.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Other than as disclosed in note 32 to the consolidated financial statements, at no time during the year was the Company, its holding companies, fellow subsidiaries and subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at December 31, 2007, the register of substantial shareholders maintained by the Company pursuant to Section 336 of the SFO shows that the following shareholders had notified the Company of relevant interests in the issued share capital of the Company.

Name of substantial shareholder	Capacity	Number of issued ordinary shares held	Approximate percentage of the issued share capital of the Company
Employees' Shareholding Society of Legend Holdings Limited	Interest of a controlled corporation	783,316,161 *(note i)*	50.93%
Legend Holdings Limited	Interest of a controlled corporation	783,316,161 *(note i)*	50.93%
Shijiazhuang Pharmaceutical Group Company Limited ("SPG")	Interest of a controlled corporation	783,316,161 *(note i)*	50.93%
China Charmaine Pharmaceutical Company Limited	Beneficial owner	783,316,161 *(note ii)*	50.93%

Notes:

(i) Employees' Shareholding Society of Legend Holdings Limited owns 35% interest in Legend Holdings Limited which in turn owns 100% interest in SPG. Therefore, they are deemed to be interested in 783,316,161 shares of the Company in which SPG has an indirect interest.

(ii) China Charmaine Pharmaceutical Company Limited is a wholly-owned subsidiary of SPG.

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the issued share capital of the Company or any other interests representing 5% or more of the issued share capital of the Company as at December 31, 2007.

CONNECTED TRANSACTIONS

Details of the discloseable connected transactions during the year are set out in note 25 to the consolidated financial statements. Pursuant to Rule 14A.38 of the Listing Rules, the board of directors engaged the auditor of the Company to perform certain agreed upon procedures in respect of the continuing connected transactions of the Group. The auditor has reported their factual findings on these procedures to the board of directors. The independent non-executive directors have reviewed the continuing connected transactions and the report of the auditor and have confirmed that the transactions have been entered into by the Group:

(i) in the ordinary and usual course of the Group's business;

(ii) either on normal commercial terms or on terms no less favourable than terms available to or from independent third parties; and

(iii) in accordance with the relevant agreements governing such transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

In respect of the acquisition of Shijiazhuang Pharma Group (Inner Mongolia) Zhongkang Sugar Products Company Limited ("Zhongkang"), details of which are set out in note 36 to the consolidated financial statements and an announcement of the Company dated August 30, 2007, the independent non-executive directors confirmed that the audited profit of Zhongkang for the year ended December 31, 2007 exceeded RMB20,000,000 according to the generally accepted accounting principles and standards in Hong Kong, which fulfilled the profit guarantee requirement as set out in the agreement of the transaction.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

DISCLOSURE UNDER RULE 13.18 OF THE LISTING RULES

Pursuant to three bank loan agreements, it will be an event of default under each of the loan agreements if SPG owns less than 40% of the issued share capital of the Company. The outstanding principal of these bank loans at December 31, 2007 amounted to HK$652,000,000 and the last instalment repayment is due in September 2011.

Save as disclosed above, there are no other events which are required to be disclosed by the Company under Rule 13.18 of the Listing Rules.

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received, from each of the independent non-executive directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive directors are independent.

EMOLUMENT POLICY

The emoluments of the directors of the Company are decided by the Remuneration Committee, having regard to the Company's operating results, individual performance and comparable market statistics.

The Company has adopted a share option scheme as an incentive to directors and eligible employees, details of the scheme are set out in note 32 to the consolidated financial statements.

SUFFICIENCY OF PUBLIC FLOAT

The Company has maintained a sufficient public float of not less than 25% of the Company's issued shares as required under the Listing Rules throughout the year ended December 31, 2007.

CHARITABLE DONATIONS

During the year, the Group made charitable donations amounting to approximately HK$454,000.

AUDITOR

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditor of the Company.

On behalf of the Board
CAI DONGCHEN
Chairman

April 17, 2008

Deloitte
德勤

TO THE MEMBERS OF CHINA PHARMACEUTICAL GROUP LIMITED
中國製藥集團有限公司
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of China Pharmaceutical Group Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 21 to 78 which comprise the consolidated and Company balance sheets as at December 31, 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, April 17, 2008

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2007

	Notes	2007 HK$'000	2006 HK$'000
Revenue	7	**4,986,059**	3,538,754
Cost of sales		**(3,449,641)**	(2,925,429)
Gross profit		**1,536,418**	613,325
Other income		**27,278**	34,814
Selling and distribution expenses		**(379,203)**	(232,511)
Administrative expenses		**(471,280)**	(308,094)
Other expenses		**(74,822)**	(6,808)
Operating profit		**638,391**	100,726
Share of loss of a jointly controlled entity		**(2,683)**	(3,350)
Change in fair value of a derivative financial instrument		**(551)**	—
Finance costs	8	**(112,809)**	(95,776)
Profit before tax	9	**522,348**	1,600
Income tax (charge) credit	10	**(45,569)**	13,763
Profit for the year		**476,779**	15,363
Attributable to:			
Equity holders of the Company		**477,388**	15,664
Minority interests		**(609)**	(301)
		476,779	15,363
Proposed dividend	13	**76,906**	—
		HK cents	*HK cents*
Earnings per share — Basic	14	**31.04**	1.02

Consolidated Balance Sheet

At December 31, 2007

	Notes	2007 HK$'000	2006 HK$'000
Non-current assets			
Property, plant and equipment	15	**3,648,284**	3,233,026
Prepaid lease payments	16	**174,544**	145,923
Intangible assets	17	**58,876**	48,275
Goodwill	18	**100,718**	55,764
Deposit paid for investment in an associate	20	**21,277**	—
Interest in a jointly controlled entity	21	**20,146**	21,646
Pledged bank deposits	22	**751**	1,312
		4,024,596	3,505,946
Current assets			
Inventories	23	**927,867**	682,935
Trade and other receivables	24	**768,828**	574,488
Bills receivables	24	**281,586**	98,501
Prepaid lease payments	16	**5,384**	4,361
Tax recoverable		**—**	1,165
Trade receivables due from a related company	25	**—**	2,660
Amount due from a jointly controlled entity	25	**14,392**	13,155
Pledged bank deposits	22	**—**	2,792
Bank balances and cash	22	**436,092**	387,405
		2,434,149	1,767,462
Current liabilities			
Trade and other payables	26	**1,127,786**	754,147
Bills payables	26	**169,537**	223,118
Trade payables due to a related company	25	**25,820**	11,360
Amounts due to related companies	25	**14,978**	10,454
Tax liabilities		**47,103**	15,002
Unsecured bank loans	27	**976,043**	752,000
Loans from an intermediate holding company	28	**9,404**	—
Derivative financial instrument	29	**551**	—
		2,371,222	1,766,081
Net current assets		**62,927**	1,381
Total assets less current liabilities		**4,087,523**	3,507,327

CONSOLIDATED BALANCE SHEET

At December 31, 2007

	Notes	**2007**	2006
		HK$'000	*HK$'000*
Non-current liabilities			
Unsecured bank loans	27	**716,383**	777,000
Loans from ultimate holding company	28	**—**	59,493
Loan from a related company	30	**—**	20,000
		716,383	856,493
Net assets		**3,371,140**	2,650,834
Capital and reserves			
Share capital	31	**153,812**	153,812
Reserves		**3,198,486**	2,487,829
Equity attributable to equity holders of the Company		**3,352,298**	2,641,641
Minority interests		**18,842**	9,193
Total equity		**3,371,140**	2,650,834

The consolidated financial statements from pages 21 to 78 were approved and authorised for issue by the Board of Directors on April 17, 2008 and are signed on its behalf by:

CAI Dongchen
DIRECTOR

CHAK Kin Man
DIRECTOR

BALANCE SHEET

At December 31, 2007

	Notes	2007 HK$'000	2006 HK$'000
Non-current assets			
Property, plant and equipment	15	**230**	674
Investments in subsidiaries	33	**1,320,766**	1,202,044
		1,320,996	1,202,718
Current assets			
Other receivables		**6,356**	4,808
Amounts due from subsidiaries	34	**844,107**	866,733
Bank balances and cash	22	**26,172**	3,429
		876,635	874,970
Current liabilities			
Other payables		**16,486**	13,174
Unsecured bank loans	27	**292,000**	242,000
Derivative financial instrument	29	**551**	—
		309,037	255,174
Net current assets		**567,598**	619,796
Total assets less current liabilities		**1,888,594**	1,822,514
Non-current liability			
Unsecured bank loans	27	**360,000**	412,000
Net assets		**1,528,594**	1,410,514
Capital and reserves			
Share capital	31	**153,812**	153,812
Reserves	35	**1,374,782**	1,256,702
Total equity		**1,528,594**	1,410,514

CAI Dongchen
DIRECTOR

CHAK Kin Man
DIRECTOR

Consolidated Statement of Changes in Equity

For the year ended December 31, 2007

	Equity attributable to equity holders of the Company									
	Share capital HK$'000	Share premium HK$'000	Capital contribution HK$'000	Goodwill reserve HK$'000	Translation reserve HK$'000	Non-distributable reserves HK$'000 (note i)	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At January 1, 2006	153,812	1,116,727	1,362	(167,254)	71,120	355,524	953,541	2,484,832	10,696	2,495,528
Exchange differences arising on translation to presentation currency recognised directly in equity	–	–	–	–	140,908	–	–	140,908	393	141,301
Profit for the year	–	–	–	–	–	–	15,664	15,664	(301)	15,363
Total recognised income and expense for the year	–	–	–	–	140,908	–	15,664	156,572	92	156,664
Transfers	–	–	–	–	–	27,242	(27,242)	–	–	–
Capital contribution from ultimate holding company	–	–	237	–	–	–	–	237	–	237
Release upon disposal of a subsidiary *(note ii)*	–	–	–	–	–	–	–	–	(1,595)	(1,595)
At December 31, 2006	**153,812**	**1,116,727**	**1,599**	**(167,254)**	**212,028**	**382,766**	**941,963**	**2,641,641**	**9,193**	**2,650,834**
Exchange differences arising on translation to presentation currency recognised directly in equity	–	–	–	–	**233,269**	–	–	**233,269**	**1,128**	**234,397**
Profit for the year	–	–	–	–	–	–	**477,388**	**477,388**	**(609)**	**476,779**
Total recognised income and expense for the year	–	–	–	–	**233,269**	–	**477,388**	**710,657**	**519**	**711,176**
Transfer arising on impairment of goodwill in respect of a jointly controlled entity	–	–	–	**7,124**	–	–	**(7,124)**	–	–	–
Transfers	–	–	–	–	–	**170,844**	**(170,844)**	–	–	–
Capital contribution by the minority shareholder of a subsidiary	–	–	–	–	–	–	–	–	**5,000**	**5,000**
Acquisition of a subsidiary (note 36)	–	–	–	–	–	–	–	–	**4,556**	**4,556**
Dividend paid to the minority shareholder of a subsidiary	–	–	–	–	–	–	–	–	**(426)**	**(426)**
At December 31, 2007	**153,812**	**1,116,727**	**1,599**	**(160,130)**	**445,297**	**553,610**	**1,241,383**	**3,352,298**	**18,842**	**3,371,140**

Notes:

(i) The non-distributable reserves represent statutory reserves appropriated from the profit after tax of the Company's subsidiaries and jointly controlled entity in the People's Republic of China (the "PRC") under the laws and regulations of the PRC.

(ii) During the year ended December 31, 2006, M2B.com.hk Limited, a non-wholly owned subsidiary of the Company, was disposed of.

Consolidated Cash Flow Statement

For the year ended December 31, 2007

	Note	2007 HK$'000	2006 HK$'000
OPERATING ACTIVITIES			
Profit before tax		**522,348**	1,600
Adjustments for:			
Amortisation of intangible assets		**28,204**	20,902
Amortisation of prepaid lease payments		**5,384**	4,361
Change in fair value of a derivative financial instrument		**551**	—
Depreciation of property, plant and equipment		**392,795**	311,391
Finance costs		**112,809**	95,776
Interest income		**(3,489)**	(4,284)
Loss (gain) on disposal/write-off of property, plant and equipment		**48,549**	(3)
Release of a liability from a minority shareholder		**—**	(1,595)
Share of loss of a jointly controlled entity		**2,683**	3,350
Operating cash flows before movements in working capital		**1,109,834**	431,498
(Increase) decrease in inventories		**(213,678)**	73,118
Increase in trade and other receivables		**(178,497)**	(61,501)
(Increase) decrease in bills receivables		**(183,085)**	19,780
(Increase) decrease in trade receivables due from a related company		**(5,854)**	11,733
(Increase) decrease in amount due from a jointly controlled entity		**(619)**	3,892
Increase (decrease) in trade and other payables		**443,699**	(112,521)
Decrease in bills payables		**(53,581)**	(180,758)
Increase in trade payables due to a related company		**14,460**	11,360
(Decrease) increase in amounts due to related companies		**(16,918)**	6,308
Decrease in trade payables due to a jointly controlled entity		**—**	(3,107)
Cash generated from operations		**915,761**	199,802
PRC Enterprise Income Tax refunds		**15,882**	34,250
PRC Enterprise Income Tax paid		**(32,149)**	(3,234)
NET CASH FROM OPERATING ACTIVITIES		**899,494**	230,818
INVESTING ACTIVITIES			
Purchase of property, plant and equipment		**(602,328)**	(335,997)
Acquisitions of subsidiaries	36	**(141,954)**	—
Purchase of intangible assets		**(35,413)**	(5,778)
Deposit paid for investment in an associate		**(21,277)**	—
Prepayment of land leases		**(2,979)**	(3,090)
Interest received		**3,489**	4,284
Decrease (increase) in pledged bank deposits		**3,353**	(1,676)
Proceeds on disposal of property, plant and equipment		**3,350**	173
Proceeds on early termination of land leases		**—**	14,740
Repayment of loan receivable		**—**	670
NET CASH USED IN INVESTING ACTIVITIES		**(793,759)**	(326,674)

For the year ended December 31, 2007

	Note	2007 HK$'000	2006 HK$'000
FINANCING ACTIVITIES			
Repayments of bank loans		**(912,601)**	(726,000)
Repayments of loans from related parties		**(146,000)**	—
Interest paid		**(112,459)**	(95,443)
Repayment of loan from ultimate holding company		**(50,439)**	—
Dividend paid to the minority shareholder of a subsidiary		**(426)**	—
New bank loans raised		**1,009,149**	785,000
Loan raised from a related company		**126,000**	20,000
Capital contribution by the minority shareholder of a subsidiary		**5,000**	—
Loans raised from ultimate holding company		**—**	1,400
NET CASH USED IN FINANCING ACTIVITIES		**(81,776)**	(15,043)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**23,959**	(110,899)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		**387,405**	472,706
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		**24,728**	25,598
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR, represented by bank balances and cash		**436,092**	387,405

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The addresses of the registered office and the principal place of business of the Company are disclosed in the "Corporate Information" section of the annual report.

Prior to June 26, 2007, Shijiazhuang Pharmaceutical Group Company Limited ("SPG"), a company established in the People's Republic of China (the "PRC"), was the parent and the ultimate holding company of the Company and owned approximately 50.93% of the issued share capital of the Company. On June 26, 2007, Legend Holdings Limited, an investment holding company established in the PRC, acquired the entire interest of SPG from State-owned Assets Supervision and Administration Committee of Shijiazhuang Municipal People's Government and became the ultimate holding company of the Company with effect on that date. SPG, together with the companies under its control, other than the Company and its subsidiaries (collectively referred to as the "Group"), will hereinafter be referred to as the "SPG Group". As at December 31, 2007, China Charmaine Pharmaceutical Company Limited, a wholly-owned subsidiary of SPG and a limited company incorporated in Hong Kong, is the immediate holding company of the Company.

The Company acts as an investment holding company and its subsidiaries are principally engaged in the manufacture and sale of pharmaceutical products.

The functional currency of the Company is Renminbi ("RMB"). The consolidated financial statements are presented in Hong Kong dollar ("HKD") for the convenience of the shareholders, as the Company is listed in Hong Kong.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

In the current year, the Group has applied, for the first time, the following new standard, amendment and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning January 1, 2007.

HKAS 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) — INT 7	Applying the Restatement Approach under HKAS 29 "Financial Reporting in Hyperinflationary Economies"
HK(IFRIC) — INT 8	Scope of HKFRS 2
HK(IFRIC) — INT 9	Reassessment of Embedded Derivatives
HK(IFRIC) — INT 10	Interim Financial Reporting and Impairment

The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting years have been prepared and presented. Accordingly, no prior year adjustment has been required.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") *(continued)*

The Group has applied the disclosure requirements under HKAS 1 (Amendment) and HKFRS 7 retrospectively. Certain information presented in prior year under the requirements of HKAS 32 has been removed and the relevant comparative information based on the requirements of HKAS 1 (Amendment) and HKFRS 7 has been presented for the first time in the current year.

The Group has not early applied the following new, revised and amended standards or interpretations that have been issued but are not yet effective.

HKAS 1 (Revised)	Presentation of Financial Statements[1]
HKAS 23 (Revised)	Borrowing Costs[1]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[2]
HKFRS 2 (Amendment)	Vesting Conditions and Cancellations[1]
HKFRS 3 (Revised)	Business Combinations[2]
HKFRS 8	Operating Segments[1]
HK(IFRIC) — Int 11	HKFRS 2 — Group and Treasury Share Transactions[3]
HK(IFRIC) — Int 12	Service Concession Arrangements[4]
HK(IFRIC) — Int 13	Customer Loyalty Programmes[5]
HK(IFRIC) — Int 14	HKAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[4]

1 Effective for annual periods beginning on or after January 1, 2009

2 Effective for annual periods beginning on or after July 1, 2009

3 Effective for annual periods beginning on or after March 1, 2007

4 Effective for annual periods beginning on or after January 1, 2008

5 Effective for annual periods beginning on or after July 1, 2008

The adoption of HKFRS 3 (Revised) may affect the accounting for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. HKAS 27 (Revised) will affect the accounting treatment for changes in a parent's ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as equity transactions. The directors of the Company anticipate that the application of the other new, revised and amended standards or interpretations will have no material impact on the results and the financial position of the Group.

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combinations

The acquisition of businesses is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under HKFRS 3 "Business Combinations" are recognised at their fair values at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Goodwill

Goodwill arising on acquisitions prior to January 1, 2005

Goodwill arising on acquisitions of net assets and operations of another entity or a jointly controlled entity for which the agreement date is before January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant acquiree at the date of acquisition.

Goodwill arising on acquisitions of net assets and operations of another entity or a jointly controlled entity prior to January 1, 2001 continues to be held in reserves, and will be charged to the retained profits at the time when the business to which the goodwill relates is disposed of or when a cash-generating unit ("CGU") to which the goodwill relates becomes impaired.

For previously capitalised goodwill arising on an acquisition of net assets and operations of another entity after January 1, 2001, the Group has discontinued amortisation from January 1, 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the CGU to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisitions on or after January 1, 2005

Goodwill arising on an acquisition of a business for which the agreement date is on or after January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a business is presented separately in the consolidated balance sheet.

For the purpose of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant CGUs, or groups of CGUs, that are expected to benefit from the synergies of the acquisition. A CGU to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the CGU to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for the goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of the relevant CGU, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Property, plant and equipment

Property, plant and equipment including buildings held for use in the production or supply of goods or services, or for administrative purposes (other than construction in progress) are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment (other than construction in progress) over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

Construction in progress includes property, plant and equipment in the course of construction for production or for its own use purposes. Construction in progress is carried at cost less any recognised impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Prepaid lease payments

Prepaid lease payments which represent up-front payments to acquire leasehold land interests are stated at cost and amortised over the period of the lease on a straight-line basis.

Intangible assets

Intangible assets acquired separately

Intangible assets acquired separately and with finite useful lives are carried at costs less accumulated amortisation and any accumulated impairment losses. Amortisation for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives.

Gains or losses arising from derecognition of an intangible asset are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the consolidated income statement when the asset is derecognised.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight-line basis over its useful life, and carried at cost less subsequent accumulated amortisation and any accumulated impairment losses.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Intangible assets *(continued)*

Research and development expenditure *(continued)*

The amount initially recognised for internally-generated intangible asset is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria. Where no internally-generated intangible asset can be recognised, development expenditure is charged to profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible asset is reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets acquired separately.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment losses.

Jointly controlled entities

Joint venture arrangements that involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as jointly controlled entities.

The results and assets and liabilities of the jointly controlled entity are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investment in a jointly controlled entity is carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of net assets of the jointly controlled entity, less any identified impairment loss. When the Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that jointly controlled entity.

When a group entity transacts with a jointly controlled entity of the Group, profits or losses are eliminated to the extent of the Group's interest in the jointly controlled entity.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Financial instruments *(continued)*

Financial assets

The Group's financial assets are classified as loans and receivables.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period. Income is recognised on an effective interest basis for debt instruments.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables, bills receivables, trade receivables due from a related company, amount due from a jointly controlled entity, pledged bank deposits and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment loss on financial assets below).

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

Objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty; or
- default or delinquency in interest or principal payments; or
- it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the general credit period of 90 days and observable changes in national or local economic conditions that correlate with default on receivables.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Financial instruments *(continued)*

Financial assets *(continued)*

Impairment of financial assets (continued)

For financial assets carried at amortised cost, an impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

If, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. Interest expense is recognised on an effective interest basis.

Financial liabilities

Financial liabilities including trade and other payables, bills payables, trade payables due to a related company, amounts due to related companies, unsecured bank loans, loans from an intermediate/ultimate holding company and loan from a related company are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Financial instruments *(continued)*

Derivative financial instruments

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Company has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Impairment losses on tangible and intangible assets, other than goodwill (see the accounting policies in respect of goodwill above)

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of returns, discounts and sales related taxes.

Revenue from sale of goods is recognised when the goods are delivered and title has passed.

Service income is recognised when services are rendered.

Dividend income from investments is recognised when the Company's rights to receive payment have been established.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition *(continued)*

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Retirement benefit costs

Payments to the Mandatory Provident Fund Scheme and state-managed retirement benefit schemes are charged as an expense when employees have rendered service entitling them to the contributions.

Operating lease

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Borrowing costs

All borrowing costs are recognised as and included in finance costs in the consolidated income statement in the period in which they are incurred.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and interest in a jointly controlled entity, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Taxation *(continued)*

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Tax credits

Tax credits are recognised as income in the consolidated income statement only when the Group has met the underlying requirements or received the tax refund from the relevant tax authority.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group are translated into the presentation currency of the Group (i.e. HKD) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after January 1, 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation before January 1, 2005 is treated as non-monetary foreign currency items of the acquirer and reported using the historical cost prevailing at the date of acquisition.

6. FINANCIAL INSTRUMENTS *(continued)*

6b. Financial risk management objectives and policies *(continued)*

Market risk *(continued)*

(i) Currency risk (continued)

The carrying amounts of foreign currency denominated monetary assets and monetary liabilities of the Group and the Company at the reporting date that are considered significant by the management are as follows:

	THE GROUP				THE COMPANY			
	Liabilities		Assets		Liabilities		Assets	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
HKD	**652,000**	654,000	**66,618**	15,594	**652,000**	654,000	**24,541**	3,361
USD	**—**	—	**242,464**	128,914	**—**	—	**1,562**	—

Sensitivity analysis

The following table details the sensitivity of the Group and the Company to a 5% increase and decrease in RMB against USD and HKD. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates. A positive number below indicates an increase in profit before tax where RMB strengthens 5% against the relevant currency. For a 5% weakening of RMB against the relevant currency, there would be an equal and opposite impact on the profit before tax and the balances below would be negative.

	THE GROUP						THE COMPANY					
	HKD Impact			USD Impact			HKD Impact			USD Impact		
	2007	2006		**2007**	2006		**2007**	2006		**2007**	2006	
	HK$'000	*HK$'000*		***HK$'000***	*HK$'000*		***HK$'000***	*HK$'000*		***HK$'000***	*HK$'000*	
Profit before tax	**27,875**	30,400	*(i)*	**(11,546)**	(6,139)	*(ii)*	**29,879**	30,983	*(i)*	**(74)**	—	*(ii)*

(i) This is mainly attributable to the exposure outstanding on HKD bank balances and bank loans at year end.

(ii) This is mainly attributable to the exposure outstanding on USD bank balances and receivables at year end.

6. FINANCIAL INSTRUMENTS *(continued)*

6b. Financial risk management objectives and policies *(continued)*

Market risk *(continued)*

(ii) Interest rate risk

The Group is exposed to fair value interest rate risk primarily in relation to the fixed-rate bank loans (see note 27 for details of these loans), which are raised from the banks in the PRC by the subsidiaries in the PRC. In relation to these fixed-rate loans, the Group aims to keep loans at rates that are comparable to those in the market. In order to achieve this result, the Group negotiated with the banks and entered into various revolving loans such that the interest rate associated with the loans is more or less variable. In this regard, the directors of the Company consider that the Group's fair value interest rate risk is minimised.

The Group and the Company are also exposed to cash flow interest rate risk primarily in relation to the floating-rate bank loans (see note 27 for details of these loans). It is the Group's policy to keep its borrowings at floating rate of interests so as to minimise the fair value interest rate risk.

The exposures to interest rates on financial liabilities of the Group are detailed in the liquidity risk management section of this note. The cash flow interest rate risk of the Group and the Company is mainly concentrated on the fluctuation of Hong Kong Interbank Offered Rate ("HIBOR") arising from the Group's HKD loans raised by the Company.

Sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for floating-rate bank loans. The analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management's assessment of the reasonably possible change in interest rates.

If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Group's and the Company's profit before tax for the year ended December 31, 2007 would both decrease/increase by HK$3,260,000 (2006: decrease/increase by HK$3,270,000).

4. KEY SOURCE OF ESTIMATION UNCERTAINTY

The key source of estimation uncertainty at the balance sheet date, that has a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, is discussed below.

Estimated impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the CGUs to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. The carrying amount of goodwill at the balance sheet date was approximately HK$260,848,000, of which approximately HK$160,130,000 was included in the goodwill reserve. At the balance sheet date, the directors assessed the need to provide impairment loss on the goodwill and the carrying amount of the goodwill was sustained by the result. Details of the impairment test are provided in note 19.

5. CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged from prior year.

The capital structure of the Group consists of net debt, which includes the borrowings as disclosed in note 27 net of cash and cash equivalents and equity attributable to equity holders of the Company, comprising issued share capital, retained profits and other reserves.

The directors of the Company review the capital structure on a regular basis. As part of this review, the directors consider the cost of capital and the risks associates with each class of capital. Based on recommendations of the directors, the Group will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt and the redemption of existing debt.

6. FINANCIAL INSTRUMENTS

6a. Categories of financial instruments

	THE GROUP		THE COMPANY	
	2007	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Financial assets				
Loans and receivables (including cash and cash equivalents)	**1,457,154**	1,047,816	**871,057**	870,841
Financial liabilities				
Amortised cost	**2,829,547**	2,504,034	**652,000**	654,000
Derivative financial instrument	**551**	—	**551**	—

6b. Financial risk management objectives and policies

The major financial instruments of the Group and the Company include trade and other receivables, bills receivables, amount due from a jointly controlled entity, amounts due from subsidiaries, bank balances, trade and other payables, bills payables, trade payables due to a related company, amounts due to related companies, loans from an intermediate holding company and unsecured bank loans. Details of the financial instruments are disclosed in respective notes. The risks associated with certain of these financial instruments include market risk (represented by currency risk and interest rate risk), credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Market risk

(i) *Currency risk*

The Group mainly operates in the PRC with most of the transactions denominated and settled in RMB. However, several subsidiaries of the Company have foreign currency sales, mainly denominated in United States dollar ("USD") and the Company has raised bank loans, denominated in HKD, which expose the Group to foreign currency risk.

The Group currently does not have a foreign currency hedging policy. However, management will monitor foreign exchange exposure closely and consider the use of hedging instruments when the need arises.

6. FINANCIAL INSTRUMENTS *(continued)*

6b. Financial risk management objectives and policies *(continued)*

Credit risk

As at December 31, 2007, the maximum exposure to credit risk by the Group and the Company which will cause a financial loss due to failure to discharge an obligation by the counterparties and financial guarantees provided is arising from:

- the carrying amounts of the recognised financial assets as stated in the balance sheets; and

- the amount of contingent liabilities in relation to financial guarantee issued by the Company as disclosed in note 40.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of trade debt on a collective basis at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The Group's concentration of credit risk on trade receivables, bills receivables, amount due from a jointly controlled entity and bank balances by geographical locations is mainly in the PRC. The Group has no other significant concentration of credit risk, with exposure spread over a number of counterparties.

The credit risk on liquid funds of the Group and the Company is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilisation of bank borrowings and ensures compliance with the relevant loan covenant.

The Group relies on bank borrowings as a significant source of liquidity. As at December 31, 2007, the Group has available unutilised bank loan facilities of approximately HK$304,681,000. Details of which are set out in note 27.

6. FINANCIAL INSTRUMENTS *(continued)*

6b. Financial risk management objectives and policies *(continued)*

Liquidity risk *(continued)*

The following table details the Group's remaining contractual maturity for its non-derivative financial liabilities. The table has been drawn up based on the undiscounted cash flows of the financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principle cash flows.

2007

	Weighted average effective interest rate %	Less than 1 month *HK$'000*	1-3 months *HK$'000*	3 months to 1 year *HK$'000*	Over 1 year *HK$'000*	Total undiscounted cash flows *HK$'000*	Carrying amount at 12.31.2007 *HK$'000*
Non-derivative financial liabilities							
Trade and other payables		488,901	403,865	11,194	13,422	917,382	917,382
Bills payables		169,537	—	—	—	169,537	169,537
Trade payables due to a related company		25,820	—	—	—	25,820	25,820
Amounts due to related companies		14,978	—	—	—	14,978	14,978
Unsecured bank loans							
— fixed-rate	6.70	56,727	—	672,426	400,930	1,130,083	1,040,426
— floating-rate	4.41	—	—	305,040	375,727	680,767	652,000
Loans from an intermediate holding company	3.78	—	—	9,574	—	9,574	9,404
		755,963	403,865	998,234	790,079	2,948,141	2,829,547

6. FINANCIAL INSTRUMENTS *(continued)*

6b. Financial risk management objectives and policies *(continued)*

***Liquidity risk** (continued)*

2006

	Weighted average effective interest rate %	Less than 1 month *HK$'000*	1-3 months *HK$'000*	3 months to 1 year *HK$'000*	Over 1 year *HK$'000*	Total undiscounted cash flows *HK$'000*	Carrying amount at 12.31.2006 *HK$'000*
Non-derivative financial liabilities							
Trade and other payables		347,048	284,752	9,917	8,892	650,609	650,609
Bills payables		223,118	—	—	—	223,118	223,118
Trade payables due to a related company		11,360	—	—	—	11,360	11,360
Amounts due to related companies		10,454	—	—	—	10,454	10,454
Unsecured bank loans							
— fixed-rate	5.89	52,511	42,268	444,759	386,987	926,525	875,000
— floating-rate	4.82	—	—	253,654	431,870	685,524	654,000
Loans from ultimate holding company	3.78	—	—	—	61,890	61,890	59,493
Loan from a related company	6.00	—	—	—	20,503	20,503	20,000
		644,491	327,020	708,330	910,142	2,589,983	2,504,034

At both balance sheet dates, the Company's non-derivative financial liabilities represented the unsecured floating-rate bank loans of the Group, of which the remaining contractual maturity has been disclosed above. Therefore, no further analysis is presented.

6c. Fair value

The fair value of derivative financial instrument is determined with reference to the valuation provided by the relevant financial institution.

The fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices or rates from observable current market transactions as input.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised costs in the consolidated financial statements approximate their fair values.

7. REVENUE AND SEGMENT INFORMATION

	2007	2006
	HK$'000	*HK$'000*
Sale of goods	**4,985,795**	3,536,575
Service income	**264**	2,179
	4,986,059	3,538,754

In accordance with the Group's internal financial reporting, the Group has determined that business segments are its primary reporting format and geographical segments are its secondary reporting format.

Business segments

The Group reports its primary segment information by products, namely bulk drugs (including penicillin series, cephalosporin series and vitamin C series), finished drugs and others. Segment information about these products is presented below:

For the year ended December 31, 2007

	Bulk Drugs						
	Penicillin series HK$'000	Cephalosporin series HK$'000	Vitamin C series HK$'000	Finished Drugs HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
REVENUE							
External sales	1,617,030	767,708	1,102,142	1,464,008	35,171	—	4,986,059
Inter-segment sales	410,999	43,695	803	—	19,069	(474,566)	—
TOTAL REVENUE	2,028,029	811,403	1,102,945	1,464,008	54,240	(474,566)	4,986,059
Inter-segment sales are charged at prevailing market rates.							
SEGMENT RESULTS	396,726	38,261	252,727	6,409	(31,687)		662,436
Unallocated income							3,489
Unallocated expenses							(27,534)
Operating profit							638,391
Share of loss of a jointly controlled entity					(2,683)		(2,683)
Change in fair value of a derivative financial instrument							(551)
Finance costs							(112,809)
Profit before tax							522,348
Income tax charge							(45,569)
Profit for the year							476,779

7. REVENUE AND SEGMENT INFORMATION *(continued)*

Business segments *(continued)*

For the year ended December 31, 2007 *(continued)*

Other Information

	Bulk Drugs						
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Unallocated corporate	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Capital additions	518,157	70,770	58,834	24,272	14,758	1	686,792
Depreciation and amortisation	149,588	112,391	120,740	27,800	15,419	445	426,383
Goodwill	44,954	—	—	—	—	—	44,954

The following is an analysis of the carrying amount of segment assets and segment liabilities, analysed by products:

At December 31, 2007

	Bulk Drugs					
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS						
Segment assets	2,439,503	1,107,254	1,379,975	832,471	236,718	5,995,921
Interest in a jointly controlled entity					20,146	20,146
Unallocated corporate assets						442,678
Consolidated total assets						6,458,745
LIABILITIES						
Segment liabilities	487,910	172,580	170,620	432,814	57,711	1,321,635
Unallocated corporate liabilities						1,765,970
Consolidated total liabilities						3,087,605

7. REVENUE AND SEGMENT INFORMATION *(continued)*

Business segments *(continued)*

For the year ended December 31, 2006

	Bulk Drugs						
	Penicillin series HK$'000	Cephalosporin series HK$'000	Vitamin C series HK$'000	Finished Drugs HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'00C
REVENUE							
External sales	1,016,186	671,996	575,303	1,255,518	19,751	—	3,538,754
Inter-segment sales	202,634	78,740	606	—	—	(281,980)	—
TOTAL REVENUE	1,218,820	750,736	575,909	1,255,518	19,751	(281,98C)	3,538,754
Inter-segment sales are charged at prevailing market rates.							
SEGMENT RESULTS	82,727	29,958	(11,274)	30,556	(18,779)		113,188
Unallocated income							4,284
Unallocated expenses							(16,746)
Operating profit							100,726
Share of loss of a jointly controlled entity					(3,350)		(3,350)
Finance costs							(95,776)
Profit before tax							1,600
Income tax credit							13,763
Profit for the year							15,363

7. REVENUE AND SEGMENT INFORMATION *(continued)*

Business segments *(continued)*

For the year ended December 31, 2006 *(continued)*

Other Information

	Bulk Drugs						
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Unallocated corporate	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Capital additions	120,378	51,520	54,409	5,271	5,337	4	236,919
Depreciation and amortisation	119,209	98,509	81,185	23,994	13,312	445	336,654

The following is an analysis of the carrying amount of segment assets and segment liabilities, analysed by products:

At December 31, 2006

	Bulk Drugs					
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS						
Segment assets	1,452,932	1,169,218	1,268,440	747,078	229,764	4,867,432
Interest in a jointly controlled entity					21,646	21,646
Unallocated corporate assets						384,330
Consolidated total assets						5,273,408
LIABILITIES						
Segment liabilities	190,473	245,946	193,655	294,999	38,686	963,759
Unallocated corporate liabilities						1,658,815
Consolidated total liabilities						2,622,574

7. REVENUE AND SEGMENT INFORMATION *(continued)*

Geographical segments

The following is an analysis of the Group's revenue by geographical market based on the geographical location of customers for the year:

	2007	2006
	HK$'000	*HK$'000*
The PRC	**3,437,359**	2,486,009
Asia other than the PRC	**848,862**	614,837
Europe	**302,227**	216,860
America	**344,553**	191,301
Others	**53,058**	29,747
	4,986,059	3,538,754

Analysis of carrying amounts of segment assets and capital additions are not presented as over 90% of the amounts involved are located in the PRC.

8. FINANCE COSTS

	2007	2006
	HK$'000	*HK$'000*
Interest on:		
— bank loans wholly repayable within five years	**92,141**	82,670
— loan from an intermediate/ultimate holding company wholly repayable within five years *(note 28)*	**861**	1,819
— loans from related companies wholly repayable within five years *(note 30)*	**3,286**	481
Bank loan arrangement fees	**2,286**	1,897
Discount on bills receivables discounted without recourse	**13,885**	8,576
Imputed interest expenses on interest-free loans from an intermediate/ ultimate holding company *(note 28)*	**350**	333
	112,809	95,776

9. PROFIT BEFORE TAX

	2007	2006
	HK$'000	*HK$'000*
Profit before tax has been arrived at after charging (crediting):		
Staff costs, including those of directors	**371,906**	252,032
Contribution to retirement benefit schemes, including those of directors	**53,570**	43,104
Total staff costs	**425,476**	295,136
Amortisation of intangible assets (included in cost of sales)	**28,204**	20,902
Amortisation of prepaid lease payments	**5,384**	4,361
Depreciation of property, plant and equipment	**392,795**	311,391
Total depreciation and amortisation	**426,383**	336,654
Auditor's remuneration	**1,800**	1,600
Interest income	**(3,489)**	(4,284)
Loss (gain) on disposal/write-off of property, plant and equipment	**48,549**	(3)
Net foreign exchange losses	**10,574**	2,726
Research and development expenses	**17,275**	8,148
Release of liability from a minority shareholder	**—**	(1,595)

Note: For the years ended December 31, 2006 and 2007, cost of inventories recognised as an expense approximated cost of sales as shown in the consolidated income statement.

10. INCOME TAX CHARGE (CREDIT)

	2007	2006
	HK$'000	*HK$'000*
The tax charge (credit) comprises:		
PRC Enterprise Income Tax		
— Current year	**60,169**	4,285
— Under(over)provision in prior years	**148**	(1,337)
— Tax credits/refunds	**(14,748)**	(16,711)
	45,569	(13,763)

No Hong Kong Profits Tax is payable by the Company nor its subsidiaries incorporated in Hong Kong since they either had no assessable profits or incurred tax losses for both years. Taxation arising in other jurisdictions is calculated at the rate prevailing in the relevant jurisdiction.

10. INCOME TAX CHARGE (CREDIT) *(continued)*

Pursuant to the relevant laws and regulations in the PRC, certain subsidiaries of the Company are entitled to exemption and relief from PRC Enterprise Income Tax starting from their first profit-making years. In addition, pursuant to approvals granted by the relevant tax authority, certain subsidiaries of the Company were granted tax credits/refunds, which were mainly derived from the following activities:

(a) A subsidiary of the Company was entitled to tax refunds on the basis that the subsidiary has, instead of making distributions to its foreign shareholders, re-invested certain distributable reserves as capital contributions to two PRC subsidiaries set up in previous years.

(b) Tax credits resulted from the purchase of plant and equipment manufactured in the PRC by certain subsidiaries of the Company. The tax credits are calculated with reference to 40% of the cost of the qualifying plant and equipment approved by the relevant tax authority. Such credits can be used to offset against current and future tax charges of the subsidiaries, subject to certain conditions as specified in each approval document from the relevant tax authority.

The income tax for both years represents income tax provision which has taken into account of the above-mentioned tax incentives.

The income tax charge (credit) for the year can be reconciled to the profit before tax per the consolidated income statement as follows:

	2007	2006
	HK$'000	*HK$'000*
Profit before tax	**522,348**	1,600
Tax at the domestic income tax rate of 27% (2006: 27%)	**141,034**	432
Tax effect of income not taxable for tax purpose	**(1,369)**	(878)
Tax effect of expenses not deductible for tax purpose	**30,037**	10,320
Tax effect of share of loss of a jointly controlled entity	**724**	904
Tax effect of tax losses not recognised	**23,308**	29,182
Utilisation of tax losses previously not recognised	**(23,260)**	(4,912)
Effect of tax exemption and relief granted to PRC subsidiaries	**(110,305)**	(30,763)
Tax credits/refunds granted to PRC subsidiaries	**(14,748)**	(16,711)
Under(over)provision in prior years	**148**	(1,337)
Income tax charge (credit) for the year	**45,569**	(13,763)

10. INCOME TAX CHARGE (CREDIT) *(continued)*

On March 16, 2007, the PRC promulgated the Law of the PRC (the "New Law") by Order No. 63 of the President of the PRC. On December 6, 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations will change the tax rate to 25% for certain subsidiaries from January 1, 2008. Those subsidiaries which are under the tax exemption and relief as mentioned above will continue to be entitled to the exemption and relief from PRC Enterprise Income Tax based on the new tax rate of 25% or the concessionary tax rate in the relevant special zone in the PRC during the concessionary period.

At the balance sheet date, the Group had unused tax losses of HK$141,440,000 (2006: HK$141,262,000) available for offset against future profits. No deferred tax asset has been recognised in respect of such losses due to the unpredictability of future profit streams. Most of the unrecognised tax losses will expire in various dates up to 2012.

There was no other significant unprovided deferred tax for the year or at the balance sheet date.

11. DIRECTORS' EMOLUMENTS

The emoluments paid or payable to each of the 14 (2006: 15) directors were as follows:

2007

	Cai Dongchen	Yue Jin	Feng Zhenying	Ji Jianming	Chak Kin Man	Pan Weidong	Li Zhibiao	Zhang Zheng	Wei Fumin	Lee Ka Sze, Carmelo	Huo Zhenxing	Qi Moujia	Guo Shichang	Chan Siu Keung, Leonard	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Fees	60	60	60	60	60	60	60	60	–	264	66	66	66	132	1,074
Other emoluments:															
Salaries and other benefits	2,768	209	201	453	1,205	204	488	365	–	–	–	–	–	–	5,893
Contribution to retirement benefits schemes	255	10	10	10	111	10	37	25	–	–	–	–	–	–	468
Performance related incentive payment (note)	4,800	796	737	822	2,400	1,008	500	500	–	–	–	–	–	–	11,563
Total emoluments	7,883	1,075	1,008	1,345	3,776	1,282	1,085	950	–	264	66	66	66	132	18,998

11. DIRECTORS' EMOLUMENTS *(continued)*

2006

	Cai Dongchen HK$'000	Yue Jin HK$'000	Feng Zhenying HK$'000	Ji Jianming HK$'000	Yao Shan HK$'000	Chak Kin Man HK$'000	Pan Weidong HK$'000	Li Zhibiao HK$'000	Zhang Zheng HK$'000	Wei Fumin HK$'000	Lee Ka Sze, Carmelo HK$'000	Huo Zhenxing HK$'000	Qi Moujia HK$'000	Guo Shichang HK$'000	Chan Siu Keung, Leonard HK$'000	Total HK$'000
Fees	60	60	60	60	–	60	30	30	30	60	240	60	60	60	120	990
Other emoluments:																
Salaries and other benefits	3,041	207	213	209	93	1,170	54	135	101	2,127	–	–	–	–	–	7,350
Contribution to retirement benefits schemes	245	8	8	8	4	108	2	11	8	166	–	–	–	–	–	569
Performance related incentive payment (note)	300	127	245	114	68	150	25	11	8	243	–	–	–	–	–	1,291
Total emoluments	3,647	402	526	391	165	1,488	111	187	147	2,596	240	60	60	60	120	10,200

Note: The performance related incentive payment is determined by the remuneration committee, having regard to the Company's operating results, individual performance and comparable market statistics.

No directors waived any emoluments in the years ended December 31, 2006 and 2007.

12. EMPLOYEES' EMOLUMENTS

The five individuals with the highest emoluments in the Group in 2006 and 2007 were all directors of the Company and details of their emoluments are included in note 11 above.

13. PROPOSED DIVIDEND

The final dividend of HK5 cents per share for the year ended December 31, 2007 has been proposed by the directors and is subject to shareholders' approval at the forthcoming annual general meeting.

No dividend was proposed by the directors for the year ended December 31, 2006.

14. EARNINGS PER SHARE

The calculation of the basic earnings per share attributable to the equity holders of the Company for the year ended December 31, 2007 is based on the profit for the year of HK$477,388,000 (2006: HK$15,664,000) and the 1,538,124,661 shares (2006: 1,538,124,661) in issue during the year.

No diluted earnings per share is presented for the years ended December 31, 2006 and 2007 as there were no potential ordinary shares in issue during both years.

15. PROPERTY, PLANT AND EQUIPMENT

	Buildings in the PRC *HK$'000*	Plant and machinery *HK$'000*	Furniture, fixtures and office equipment *HK$'000*	Motor vehicles *HK$'000*	Construction in progress *HK$'000*	Total *HK$'000*
THE GROUP						
COST						
At January 1, 2006	840,467	3,108,648	11,665	15,810	101,592	4,078,182
Exchange adjustments	41,711	145,234	524	783	4,064	192,316
Additions	28,647	61,300	2,546	2,984	135,664	231,141
Transfers	71,068	75,754	—	—	(146,822)	—
Disposals	—	(2,532)	—	(2,381)	—	(4,913)
At December 31, 2006	**981,893**	**3,388,404**	**14,735**	**17,196**	**94,498**	**4,496,726**
Exchange adjustments	**70,676**	**224,101**	**1,051**	**1,451**	**6,131**	**303,410**
Additions	**791**	**103,512**	**4,234**	**10,041**	**373,162**	**491,740**
Transfers	**145,074**	**236,720**	**560**	**—**	**(382,354)**	**—**
Acquisitions of subsidiaries *(note 36)*	**63,892**	**99,610**	**693**	**823**	**11,185**	**176,203**
Disposals/write-off	**(5,386)**	**(194,949)**	**—**	**(2,078)**	**—**	**(202,413)**
At December 31, 2007	**1,256,940**	**3,857,398**	**21,273**	**27,433**	**102,622**	**5,265,666**
DEPRECIATION						
At January 1, 2006	102,399	785,453	4,326	9,055	—	901,233
Exchange adjustments	6,388	45,511	224	464	—	52,587
Provided for the year	45,616	260,649	2,487	2,639	—	311,391
Eliminated on disposals	—	(1,368)	—	(143)	—	(1,511)
At December 31, 2006	**154,403**	**1,090,245**	**7,037**	**12,015**	**—**	**1,263,700**
Exchange adjustments	**12,693**	**78,992**	**493**	**841**	**—**	**93,019**
Provided for the year	**55,755**	**330,131**	**3,212**	**3,697**	**—**	**392,795**
Acquisitions of subsidiaries *(note 36)*	**3,064**	**13,123**	**233**	**144**	**—**	**16,564**
Eliminated on disposals/write-off	**(192)**	**(147,469)**	**—**	**(1,035)**	**—**	**(148,696)**
At December 31, 2007	**225,723**	**1,365,022**	**10,975**	**15,662**	**—**	**1,617,382**
CARRYING VALUES						
At December 31, 2007	**1,031,217**	**2,492,376**	**10,298**	**11,771**	**102,622**	**3,648,284**
At December 31, 2006	827,490	2,298,159	7,698	5,181	94,498	3,233,026

15. PROPERTY, PLANT AND EQUIPMENT *(continued)*

Certain buildings erected on the lands of the Group in the PRC were not granted formal title of their ownership. At December 31, 2007, the carrying value of buildings in the PRC for which the Group had not been granted formal title amounted to approximately HK$702,107,000 (2006: HK$594,995,000). In the opinion of the directors, the absence of formal title does not impair the value of the relevant buildings. The directors also believe that formal title to these buildings will be granted to the Group in due course.

	Furniture, fixtures and office equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*
THE COMPANY			
COST			
At January 1, 2006	2,225	1,005	3,230
Additions	4	—	4
At December 31, 2006	**2,229**	**1,005**	**3,234**
Additions	**1**	—	**1**
At December 31, 2007	**2,230**	**1,005**	**3,235**
DEPRECIATION			
At January 1, 2006	1,110	1,005	2,115
Provided for the year	445	—	445
At December 31, 2006	**1,555**	**1,005**	**2,560**
Provided for the year	**445**	**—**	**445**
At December 31, 2007	**2,000**	**1,005**	**3,005**
CARRYING VALUES			
At December 31, 2007	**230**	**—**	**230**
At December 31, 2006	674	—	674

15. PROPERTY, PLANT AND EQUIPMENT *(continued)*

The above items of property, plant and equipment, other than construction in progress, are depreciated on a straight-line basis at the following rates per annum:

Buildings in the PRC	Over the shorter of the relevant lease, or 3.3% — 5%
Plant and machinery	5% — 10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%

16. PREPAID LEASE PAYMENTS

The Group's prepaid lease payments with a carrying value of approximately HK$179,928,000 (2006: HK$150,284,000) represent leasehold lands in the PRC held under medium-term land use rights. An amount of approximately HK$5,384,000 (2006: HK$4,361,000) is classified under current assets for reporting purpose.

17. INTANGIBLE ASSETS

	Technical know-how	Development costs	Utility rights	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
COST				
At January 1, 2006	73,074	21,386	70,404	164,864
Exchange adjustments	3,514	962	3,168	7,644
Additions	5,778	—	—	5,778
At December 31, 2006	**82,366**	**22,348**	**73,572**	**178,286**
Exchange adjustments	**5,453**	**2,902**	**4,775**	**13,130**
Additions	**6,530**	**28,883**	**—**	**35,413**
At December 31, 2007	**94,349**	**54,133**	**78,347**	**226,829**
AMORTISATION				
At January 1, 2006	54,298	11,938	37,395	103,631
Exchange adjustments	2,814	705	1,959	5,478
Provided for the year	9,519	4,302	7,081	20,902
At December 31, 2006	**66,631**	**16,945**	**46,435**	**130,011**
Exchange adjustments	**4,810**	**1,576**	**3,352**	**9,738**
Provided for the year	**10,916**	**9,692**	**7,596**	**28,204**
At December 31, 2007	**82,357**	**28,213**	**57,383**	**167,953**
CARRYING VALUES				
At December 31, 2007	**11,992**	**25,920**	**20,964**	**58,876**
At December 31, 2006	15,735	5,403	27,137	48,275

At December 31, 2007, included in development costs is an amount of approximately HK$3,682,000 (2006: HK$3,848,000) which was internally generated while all other intangible assets of the Group were acquired from independent third parties. Development costs mainly represent costs incurred for the development of the Group's new products, including clinical experiments and tests conducted by hospital.

Technical know-how mainly represents special techniques and secret formulae for the Group's products development and production.

17. INTANGIBLE ASSETS *(continued)*

Utility rights represent up-front non-refundable payments to secure the rights to use electricity in the PRC over 10 years.

The above intangible assets have definite useful lives and are amortised on a straight-line basis over the following periods:

Technical know-how	5 to 10 years
Development costs	3 to 5 years from date of commencement of commercial operation
Utility rights	10 years

18. GOODWILL

	HK$'000
COST	
At January 1, 2006 and December 31, 2006	**55,764**
Arising on acquisition of a subsidiary *(note 36)*	**44,954**
At December 31, 2007	**100,718**

Particulars regarding impairment testing on goodwill are disclosed in note 19.

19. IMPAIRMENT TESTING ON GOODWILL

For the purpose of impairment testing, goodwill with indefinite useful lives as set out in note 18 and goodwill reserve has been allocated to two individual CGUs as follows:

	HK$'000
Business segment of finished drugs ("Unit A")	**55,764**
Manufacture and sale of penicillin ("Unit B")	**205,084**
	260,848

19. IMPAIRMENT TESTING ON GOODWILL *(continued)*

During the year ended December 31, 2007, management of the Group determines that there is no impairment of the above-mentioned CGUs containing the goodwill. The basis of the recoverable amounts of the CGUs and their major underlying assumptions are summarised below:

The recoverable amounts of these units have been determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a 5-year period, and discount rate of 5.6% per annum, for both Unit A and Unit B, with zero growth. Another key assumption for the value in use calculations is the budgeted gross margin, which is determined based on the units' past performance and management's expectations for the market development.

20. DEPOSIT PAID FOR INVESTMENT IN AN ASSOCIATE

The amount represents the deposit paid for the investment in 20% equity interest in Siping City Fine Chemicals Products Company Limited 四平市精細化學品有限公司 ("Siping"). The total consideration for the transaction amounting to approximately HK$21,277,000 and the acquisition was completed in February 2008. Siping is a sino-foreign equity joint venture company established in the PRC and is engaged in the manufacture and sale of pharmaceutical products in Siping City, Jilin Province.

21. INTEREST IN A JOINTLY CONTROLLED ENTITY

	2007	2006
	HK$'000	*HK$'000*
Cost of unlisted investment in a jointly controlled entity	**19,985**	19,985
Share of post-acquisition profits, net of dividends received or receivable	**161**	1,661
	20,146	21,646

At December 31, 2007, the Group held 50% of the registered capital of Hebei Huarong Pharmaceutical Co., Ltd. ("Huarong") which is a sino-foreign equity joint venture company established in the PRC to manufacture and sell vitamin B12 products.

At January 1, 2006 and December 31, 2006, included in the goodwill reserve was goodwill of approximately HK$7,124,000 arising on acquisition of the jointly controlled entity in prior years. An impairment loss on the entire amount has been recognised by the Group during the year ended December 31, 2007 after the re-assessment on the current business performance and future plans of the jointly controlled entity by the management.

21. INTEREST IN A JOINTLY CONTROLLED ENTITY *(continued)*

The summarised financial information in respect of the Group's interest in a jointly controlled entity which is accounted for using the equity method is set out below:

	2007	2006
	HK$'000	*HK$'000*
Current assets	**34,432**	31,496
Non-current assets	**58,716**	59,906
Current liabilities	**(62,762)**	(59,990)
Non-current liabilities	**(11,204)**	(10,730)
Income	**107,007**	87,491
Expenses	**(109,690)**	(90,841)

22. BANK BALANCES/PLEDGED BANK DEPOSITS

Bank balances and pledged bank deposits carry interest at market interest rates, ranging from 0.72% to 2.85% (2006: 0.72% to 3.75%) per annum.

As at December 31, 2007, the Group has pledged bank deposits to banks for the acquisition of property, plant and equipment of approximately HK$751,000 (2006: HK$1,312,000) and the deposits are classified as non-current assets.

As at December 31, 2006, the Group had also pledged approximately HK$2,792,000 deposits to banks to secure short-term banking facilities granted to the Group and the deposits were classified as current assets. The pledges have been released upon the settlement of the relevant bank loan during the current year.

22. BANK BALANCES/PLEDGED BANK DEPOSITS *(continued)*

The bank balances and pledged bank deposits that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	THE GROUP		THE COMPANY	
	HKD	USD	HKD	USD
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
As at December 31, 2007	**66,618**	**5,974**	**24,541**	**1,562**
As at December 31, 2006	15,594	3,465	3,361	—

23. INVENTORIES

	2007	2006
	HK$'000	*HK$'000*
Raw materials	**84,094**	82,193
Work in progress	**211,908**	174,151
Finished goods	**631,865**	426,591
	927,867	682,935

24. TRADE AND OTHER RECEIVABLES/BILLS RECEIVABLES

	2007	2006
	HK$'000	*HK$'000*
Trade receivables	**674,922**	504,297
Less: allowance for doubtful debts	**(7,009)**	(7,009)
	667,913	497,288
Bills receivables	**281,586**	98,501
	949,499	595,789
Other receivables	**100,915**	77,200
	1,050,414	672,989

24. TRADE AND OTHER RECEIVABLES/BILLS RECEIVABLES *(continued)*

The Group allows a general credit period of 90 days to its trade customers. The following is an aged analysis of trade receivables (net of allowance for doubtful debts) and bills receivables at the balance sheet date:

	2007	2006
	HK$'000	*HK$'000*
0 to 90 days	**917,351**	559,880
91 to 180 days	**30,534**	35,731
181 to 365 days	**1,614**	178
	949,499	595,789

The Group's trade receivables that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	USD
	HK$'000
As at December 31, 2007	**236,490**
As at December 31, 2006	125,449

No impairment loss is provided for the trade receivables that are neither past due nor impaired (i.e. aged within 90 days) because these receivables are within the credit period granted to the respective customer and the management considers the default rate is low for such receivables based on historical information and experience.

Included in the Group's trade receivable balance are debtors with an aggregate carrying amount of approximately HK$32,148,000 (2006: HK$35,909,000) which are past due (i.e. aged over 90 days) at the reporting date for which the Group has not provided for impairment loss after making reference to their subsequent settlement pattern. The Group does not hold any collateral over these balances.

The Group has provided fully for all receivables over 365 days because historical experience is such that receivables that are past due beyond 365 days are generally not recoverable.

24. TRADE AND OTHER RECEIVABLES/BILLS RECEIVABLES *(continued)*

Movement in the allowance for doubtful debts

	2007	2006
	HK$'000	*HK$'000*
Balance at beginning of the year	**7,009**	19,394
Amounts written off as uncollectible	**—**	(12,385)
Balance at end of the year	**7,009**	7,009

25. RELATED PARTY DISCLOSURES

During the year, the Group had significant transactions and balances with related parties, some of which are also deemed to be connected parties pursuant to the Listing Rules. The significant transactions with these companies during the year, and balances with them at the balance sheet date, are as follows:

(I) Connected parties

Name of company	**Nature of transactions/balances**	**2007**	2006
		HK$'000	*HK$'000*
The SPG Group	Sale of steam *(note a)*	**6,084**	2,672
	Purchase of raw materials *(note a)*	**285,025**	266,499
	Rental expenses *(note b)*	**6,086**	5,787
	Interest expenses on loans from an intermediate/ultimate holding company *(note c)*	**1,211**	2,152
	Interest expenses on loans from related companies *(note c)*	**3,286**	481
	Balance due from (to) the SPG Group:		
	— trade receivables *(note d)*	**—**	2,660
	— trade payables *(note d)*	**(25,820)**	(11,360)
	— other payables *(note d)*	**(14,978)**	(10,454)
	— short-term loans *(note c)*	**(9,404)**	—
	— long-term loans *(note c)*	**—**	(79,493)

25. RELATED PARTY DISCLOSURES *(continued)*

(I) Connected parties *(continued)*

With reference to the announcement of the Company dated December 21, 2007, a facility in the aggregate amount of RMB510,000,000 is made available by a bank in the PRC to SPG and certain subsidiaries of the Company for RMB150,000,000 and RMB360,000,000, respectively. The facility is a general working capital facility for one year from April 25, 2007. As a condition under the facility, SPG has pledged 600,000,000 ordinary shares of the Company (representing approximately 39.01% of the issued share capital of the Company) held by its wholly-owned subsidiary, China Charmaine Pharmaceutical Company Limited, in favour of the bank as security. At December 31, 2007, the extent of such facility utilised by the Group amounted to RMB130,000,000.

As at December 31, 2007, SPG had also given corporate guarantees to banks in the PRC to secure the loan facilities to the extent of approximately HK$404,255,000 (2006: HK$57,416,000) granted to the Group.

In addition, the Group has acquired two subsidiaries from the SPG Group, details of which are set out in note 36 to the consolidated financial statements and an announcement of the Company dated August 30, 2007.

(II) Related parties, other than connected parties

Name of company	Nature of transactions/balances	2007 HK$'000	2006 HK$'000
Huarong, a jointly controlled entity of the Group	Sale of raw materials *(note a)*	**5,555**	4,695
	Purchase of raw materials *(note a)*	**56,782**	36,062
	Provision of utility services by the Group *(note e)*	**8,415**	10,416
	Balance due from Huarong:		
	— dividend receivables	**6,122**	6,122
	— other receivables *(note d)*	**7,758**	7,033
	— trade receivables *(note d)*	**512**	—

At December 31, 2007, a corporate guarantee of approximately HK$638,298,000 (2006: HK$600,000,000) was given by the Company to a bank in the PRC in respect of banking facilities granted to certain subsidiaries of the Company and Huarong. An amount of approximately HK$22,340,000 (2006: Nil) has been utilised by Huarong at the balance sheet date.

25. RELATED PARTY DISCLOSURES *(continued)*

(III) Other state-owned entities in the PRC

The Group operates in an economic regime currently predominated by entities directly or indirectly owned by the PRC government through its government authorities, agencies, affiliations and other organisations ("state-owned entities"). Transactions with other state-owned entities include but are not limited to the followings:

- lending and deposit taking;
- taking and placing of inter-bank balances;
- purchase, sale and leases of property and other assets; and
- rendering and receiving of utilities and other services.

These transactions are conducted in the ordinary course of the Group's business on terms similar to those that would have been entered into with non-state-owned entities. The Group has also established its pricing strategy and approval processes for major products and services, such as loans, deposits and commission income. Such pricing strategy and approval processes do not depend on whether the customers are state-owned entities or not. Having due regard to the substance of the relationship, the directors of the Company are of the opinion that none of these transactions are material related party transactions that require separate disclosure.

(IV) Remuneration of key management personnel

The remuneration of key management personnel of the Group during the year is as follows:

	2007	2006
	HK$'000	*HK$'000*
Short-term benefits	**17,936**	9,091
Post-employment benefits	**468**	569
	18,404	9,660

Notes:

(a) The transactions were carried out with reference to the market prices.

(b) Rental expenses were paid in accordance with the tenancy agreements.

(c) Details of the loans are set out in notes 28 and 30.

(d) At the balance sheet date, these amounts were aged within one year.

(e) The transactions were carried out based on the actual costs of utilities incurred by the Group.

For the Year Ended December 31, 2007

26. TRADE AND OTHER PAYABLES/BILLS PAYABLES

	2007	2006
	HK$'000	*HK$'000*
Trade payables	**479,686**	406,100
Bills payables	**169,537**	223,118
	649,223	629,218
Other payables	**648,100**	348,047
	1,297,323	977,265

The following is an aged analysis of trade and bills payables at the balance sheet date:

	2007	2006
	HK$'000	*HK$'000*
0 to 90 days	**595,033**	555,975
91 to 180 days	**29,572**	54,433
181 to 365 days	**11,194**	9,917
More than 365 days	**13,424**	8,893
	649,223	629,218

27. UNSECURED BANK LOANS

	THE GROUP		THE COMPANY	
	2007	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
The unsecured bank loans are repayable as follows:				
On demand or within one year	**976,043**	752,000	**292,000**	242,000
More than one year, but not more than two years	**544,468**	562,000	**220,000**	292,000
More than two years, but not more than five years	**171,915**	215,000	**140,000**	120,000
	1,692,426	1,529,000	**652,000**	654,000
Less: Amounts due within one year shown under current liabilities	**(976,043)**	(752,000)	**(292,000)**	(242,000)
Amounts due after one year	**716,383**	777,000	**360,000**	412,000

The above bank loans at the balance sheet date are as follows:

	THE GROUP		THE COMPANY	
	2007	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Fixed-rate RMB bank loans	**1,040,426**	875,000	**—**	—
Floating-rate HKD bank loans	**652,000**	654,000	**652,000**	654,000
	1,692,426	1,529,000	**652,000**	654,000

The ranges of effective interest rates of the Group's fixed-rate RMB bank loans and floating-rate HKD bank loans are 5.02% to 7.47% (2006: 5.02% to 6.76%) per annum and 4.08% to 6.05% (2006: 4.47% to 5.46%) per annum, respectively. The floating-rate HKD bank loans are subject to interest at HIBOR plus a spread.

27. UNSECURED BANK LOANS *(continued)*

The borrowings that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	THE GROUP AND THE COMPANY HKD *HK$'000*
As at December 31, 2007	**652,000**
As at December 31, 2006	654,000

At the balance sheet date, the Group had undrawn loan facilities to the extent of approximately HK$60,000,000 (2006: Nil) and HK$244,681,000 (2006: Nil) in respect of floating-rate HKD bank loans and fixed-rate RMB bank loans, respectively.

28. LOANS FROM AN INTERMEDIATE/ULTIMATE HOLDING COMPANY

The loans due to SPG are unsecured and are analysed as follows:

	2007 *HK$'000*	2006 *HK$'000*
Current liability:		
— interest-free	**9,404**	—
Non-current liabilities:		
— interest bearing at the rate of 3.78% per annum	—	50,000
— interest-free	—	9,493
	—	59,493

At December 31, 2007, the fair value of the interest-free loans of approximately HK$9,404,000 (2006: HK$9,493,000) was determined based on the present value of the estimated future cash outflows discounted using the effective interest rate of 3.78% per annum. The loans are repayable within twelve months from the balance sheet date, and are therefore classified as current liabilities.

29. DERIVATIVE FINANCIAL INSTRUMENT

During the year, the Company entered into an arrangement of a financial instrument with a financial institution with a view to reducing the finance costs of the Group. The financial instrument is a structured interest rate swap with an embedded USD Forward Rate Bias linked structure (the "Structured Swap"). The Structured Swap has a notional amount of HK$100,000,000 and a tenure of 4 years (i.e. mature on October 22, 2011). The Structured Swap is measured at fair value at each balance sheet date based on the valuation provided by the counterparty bank. Subsequent to the balance sheet date, the Company has early unwound the Structured Swap.

30. LOAN FROM A RELATED COMPANY

As at December 31, 2006, the loan of HK$20,000,000 was unsecured and carried interest at the rate of 6% per annum. The amount has been fully repaid during the year ended December 31, 2007.

In addition, a loan of HK$126,000,000 was raised from another related party and fully repaid during the year. The loan was also unsecured and carried interest at the rate of 5% per annum.

31. SHARE CAPITAL

	Number of shares	Share capital
		HK$'000
Ordinary shares of HK$0.10 each		
Authorised:		
At December 31, 2006 and 2007	3,000,000,000	300,000
Issued and fully paid:		
At December 31, 2006 and 2007	1,538,124,661	153,812

32. SHARE OPTION SCHEME

The Company's share option scheme (the "Scheme") was adopted on July 6, 2004 for the purpose of providing incentive to directors (or any persons proposed to be appointed as such, whether executive or non-executive) and employees (whether full-time or part-time) of each member of the Group; eligible business consultants, professionals and other advisers who have rendered service or will render service to the Group as determined by the board of directors.

32. SHARE OPTION SCHEME *(continued)*

The maximum number of shares which may be issued upon exercise of all options to be granted under the Scheme shall not in aggregate exceed 10% of the shares of the Company in issue at the date of approval of the Scheme. The maximum entitlement for any one participant is that the total number of shares issued or to be issued upon exercise of the options granted to each participant in any twelve-month period shall not exceed 1% of the total number of shares in issue.

Any grant of options to a participant who is a director, chief executive or substantial shareholder (all within the meaning as ascribed under the Listing Rules) of the Company or their respective associates must be approved by the independent non-executive directors (excluding the independent non-executive director who is the grantee). Where the granting of options to a participant who is an independent non-executive director or a substantial shareholder would result in the shares of the Company issued and to be issued upon exercise of all options already granted and to be granted to such participant in the twelve-month period up to and including the date of such grant exceed 0.1% of the total number of shares in issue and have an aggregate value, based on the closing price of the shares at the date of each grant, in excess of HK$5,000,000, such proposed grant must be approved by the shareholders of the Company in general meeting.

Options granted have to be taken up within a period of 30 days from the date of offer upon payment of HK$1. The subscription price is determined by the board of directors and shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the offer date; (ii) and the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the offer date; and (iii) the nominal value of a share. Options granted are exercisable for a period to be notified by the board of directors to each grantee and such period shall expire not later than 10 years from the date of grant of options.

No option has been granted or agreed to be granted under the Scheme since its adoption.

33. INVESTMENTS IN SUBSIDIARIES

	2007	2006
	HK$'000	*HK$'000*
Unlisted investments, at cost	**1,320,766**	1,202,044

Particulars of the Company's subsidiaries as at December 31, 2006 and 2007 are set out in note 42.

34. AMOUNTS DUE FROM SUBSIDIARIES

The amounts are unsecured, interest-free and recoverable within twelve months from the balance sheet date.

35. RESERVES

	Share premium	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*
THE COMPANY			
At January 1, 2006	1,116,727	187,898	1,304,625
Loss for the year	—	(47,923)	(47,923)
At December 31, 2006	**1,116,727**	**139,975**	**1,256,702**
Profit for the year	**—**	**118,080**	**118,080**
At December 31, 2007	**1,116,727**	**258,055**	**1,374,782**

36. ACQUISITIONS OF SUBSIDIARIES

During the year ended December 31, 2007, the following acquisitions took place:

(i) On August 30, 2007, the Group entered into an agreement to acquire 100% of the equity interest in Shijiazhuang Pharma Group (Inner Mongolia) Zhongkang Sugar Products Company Limited ("Zhongkang") from the SPG Group for a consideration of RMB130,000,000 (equivalent to approximately HK$138,808,000);

(ii) On July 6, 2007, the Group entered into an agreement to acquire 51% of the equity interest in Shijiazhuang Pharma Group (Inner Mongolia) Zhongxing Huanbao Company Limited ("Zhongxing Huanbao") from an independent third party for a consideration of RMB4,999,000 (equivalent to approximately HK$4,999,000); and

(iii) On November 10, 2007, the Group entered into an agreement to acquire 100% of the equity interest in Shijiazhuang Pharma Group Zhongchen Pharmaceutical Company Limited ("Zhongchen") from SPG for a consideration of RMB1,800,000 (equivalent to approximately HK$1,915,000).

The above acquisitions have been accounted for using the purchase method of accounting. The amount of goodwill arising is set out below.

Details of these acquired subsidiaries are set out in note 42 to the consolidated financial statements.

36. ACQUISITIONS OF SUBSIDIARIES *(continued)*

The net assets acquired in the transactions, and the goodwill arising, are as follows:

	Zhongkang			Zhongxing Huanbao			Zhongchen	
	Acquiree's carrying amount before combination	Fair value adjustments	Fair value	Acquiree's carrying amount before combination	Fair value adjustments	Fair value	Acquiree's carrying amount and fair value	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Property, plant and equipment	119,710	11,071	130,781	34,757	(5,899)	28,858	–	159,639
Prepaid lease payments	21,926	–	21,926	–	–	–	–	21,926
Inventories	26,629	493	27,122	1,942	2,169	4,111	21	31,254
Trade and other receivables	5,366	–	5,366	3,030	–	3,030	7,447	15,843
Amount due from a jointly controlled entity	618	–	618	–	–	–	–	618
Bank balances and cash	1,442	–	1,442	222	–	222	2,104	3,768
Trade and other payables	(15,470)	–	(15,470)	(26,666)	–	(26,666)	(210)	(42,346)
Amount due to a related company	(13,995)	–	(13,995)	–	–	–	(7,447)	(21,442)
Trade payables due to fellow subsidiaries	(8,514)	–	(8,514)	–	–	–	–	(8,514)
Tax liabilities	(2,231)	–	(2,231)	–	–	–	–	(2,231)
Unsecured bank loans	(53,191)	–	(53,191)	–	–	–	–	(53,191)
	82,290	11,564	93,854	13,285	(3,730)	9,555	1,915	105,324
Minority interests			–			(4,556)	–	(4,556)
Goodwill			44,954			–	–	44,954
			138,808			4,999	1,915	145,722
Total consideration satisfied by cash			138,808			4,999	1,915	145,722
Net cash (outflow) inflow arising on acquisitions:								
Cash consideration paid			(138,808)			(4,999)	(1,915)	(145,722)
Bank balances and cash acquired			1,442			222	2,104	3,768
			(137,366)			(4,777)	189	(141,954)

36. ACQUISITIONS OF SUBSIDIARIES *(continued)*

The goodwill arising on acquisition of Zhongkang is attributable to the anticipated future operating synergies in the Group's business of manufacture and sale of penicillin products in Inner Mongolia after the acquisition.

Zhongkang, Zhongxing Huanbao and Zhongchen contributed/incurred approximately profit of HK$8,044,000, loss of HK$46,000 and loss of HK$262,000 for the period between the date of acquisition and the balance sheet date, respectively.

If the acquisitions had been completed on January 1, 2007, the Group's revenue for the year would have been approximately HK$5,074 million, and profit for the year would have been approximately HK$490 million. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisitions been completed on January 1, 2007, nor is it intended to be a projection of future results.

37. OPERATING LEASE COMMITMENTS

	THE GROUP	
	2007	2006
	HK$'000	*HK$'000*
Minimum lease payments paid under operating leases during the year in respect of land and buildings	**13,033**	10,247

At the balance sheet date, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	THE GROUP		THE COMPANY	
	2007	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**5,687**	9,249	**2,347**	2,077
In the second to fifth year inclusive	**4,512**	4,307	**4,027**	863
Over five years	**121**	231	**—**	—
	10,320	13,787	**6,374**	2,940

Operating lease payments represent rentals payable by the Group for certain of its office and factory properties. Leases are negotiated and rentals are fixed for an average term of three years.

38. CAPITAL COMMITMENTS

At the balance sheet date, the Group had the following capital commitments:

	2007	2006
	HK$'000	*HK$'000*
Capital expenditure contracted for but not provided in the consolidated financial statements in respect of acquisition of		
— property, plant and equipment	**107,026**	77,489
— intangible assets	**16,757**	6,817
	123,783	84,306
Capital expenditure authorised but not contracted for in respect of acquisition of property, plant and equipment	**—**	3,016

The Company had no capital commitment at both balance sheet dates.

39. MAJOR NON-CASH TRANSACTIONS

During the year, approximately HK$1,818,000 (2006: HK$3,232,000) of sales proceeds on disposals of property, plant and equipment were agreed with the suppliers to set off with trade payables for the same amount.

40. CONTINGENT LIABILITIES

(i) As disclosed in the press announcement of the Company dated February 22, 2005, the Company and one of its subsidiaries are named as, among others, defendants in a number of antitrust complaints filed in the United States. These antitrust complaints alleged that certain manufacturers of vitamin C in the PRC have since at least December 2001 conspired to control prices and volumes of exports of vitamin C to the United States and elsewhere in the world and that as such have been in violation of the antitrust laws of the United States. It is alleged in the antitrust complaints that the purchasers of vitamin C in the United States paid more for vitamin C than they would have paid in the absence of the alleged conspiracy and therefore, suffered losses. The plaintiffs purported to bring these cases on behalf of direct purchasers under the federal antitrust laws of the United States and indirect purchasers under various state antitrust laws. The plaintiffs (purportedly as representatives of classes of similar plaintiffs) seek treble unspecified damages and other relief. Subsequent to the above-mentioned announcement, there were some other complaints with the same nature as the antitrust complaints filed in the United States. Up to date of this report, four antitrust complaints have been served on the Company and three antitrust complaints have been served on the subsidiary. The legal adviser of the Group has successfully consolidated all such cases to be heard in the Federal Court of New York.

40. CONTINGENT LIABILITIES *(continued)*

On May 3, 2006, the first court meeting was held before a judge of the U.S. District Court for the Eastern District of New York and legal advisers of the defendants and plaintiffs. In February 2007, the direct purchaser plaintiff amended its claim and requested that only direct purchasers of the Vitamin C who had not entered into any agreements containing arbitration clauses could be part of the class of purchasers it sought to represent. On June 5, 2007, the court heard the defendants' motions to dismiss based on the legal principles of act of state, foreign sovereign compulsion and international comity. The court has taken those motions under advisement and it is not known when a ruling will be forthcoming.

Submissions concerning whether the direct purchaser case may proceed as a class action have been made during the year. According to the latest timetable fixed by the court, fact discovery is scheduled to be concluded by September 15, 2008, expert discovery is scheduled to be concluded by March 28, 2009 and a joint pre-trial order is due by May 15, 2009. The action is still in the stage of class discovery.

The directors and management of the Company intend to contest the claims set out in the antitrust complaints vigorously. The Group has appointed legal advisers to advise them in the legal proceedings and the outcome of the antitrust complaints cannot be reliably estimated with reasonable certainty at this stage.

(ii) At December 31, 2007, a corporate guarantee of approximately HK$638,298,000 (2006: HK$600,000,000) was given by the Company to a bank in the PRC in respect of banking facilities granted to certain subsidiaries of the Company and Huarong. An amount of approximately HK$22,340,000 (2006: Nil) has been utilised by Huarong at the balance sheet date.

41. EMPLOYEE RETIREMENT BENEFIT SCHEMES

The Group operates a Mandatory Provident Fund Scheme for all qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group, in funds under the control of trustees. Contributions to the scheme are made based on a certain percentage of the employees' relevant payroll costs.

The employees of the subsidiaries in the PRC are members of a state-managed retirement benefit scheme operated by the PRC government. The relevant subsidiaries are required to make contributions to the retirement benefit scheme based on certain percentage of payroll costs to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions.

During the year, the contributions made by the Group relating to the above arrangements were approximately HK$53,570,000 (2006: HK$43,104,000), of which approximately HK$420,000 (2006: HK$521,000) was attributable to the Mandatory Provident Fund Scheme in Hong Kong.

42. PARTICULARS OF SUBSIDIARIES

Particulars of the Company's subsidiaries at December 31, 2006 and 2007 are as follows:

Name of subsidiary	Place of incorporation/ registration and operations	Kind of legal status	Nominal value of issued and fully paid share capital/ registered capital	Percentage of nominal value of issued share capital/ registered capital held by the Company Directly %	Indirectly %	Principal activity
Golden Wing Limited	Hong Kong	Limited liability company	HK$3	100	—	Inactive
Tin Lon Investment Limited	Hong Kong	Limited liability company	HK$2	100	—	Investment holding
Shijiazhuang Pharma Group Hebei Zhongrun Pharmaceutical Co., Ltd.	PRC	Limited liability cooperative joint venture enterprise	RMB463,490,300	79.04	20.17	Manufacture and sale of pharmaceutical products
Shijiazhuang Pharma Group NBP Pharmaceutical Co., Ltd.	PRC	Foreign investment enterprise with limited liability	RMB160,000,000	100	—	Manufacture and sale of pharmaceutical products
Shijiazhuaug Pharma Group Zhongrun Pharmaceutical (Inner Mongolia) Co., Ltd.	PRC	Foreign investment enterprise with limited liability	HK$130,000,000	100	—	Manufacture and sale of pharmaceutical products
Shijiazhuaug Pharma Group Zhonghe Pharmaceutical (Inner Mongolia) Co., Ltd.	PRC	Foreign investment enterprise with limited liability	RMB135,000,000	100	—	Manufacture and sale of pharmaceutical products
Shijiazhuang Pharma Group Weisheng Pharmaceutical (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprise with limited liability	US$20,169,000	100	—	Manufacture and sale of pharmaceutical products
Weitai Pharmaceutical (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprise with limited liability	RMB59,400,000	100	—	Manufacture and sale of pharmaceutical products
Shijiazhuang Pharma Group Zhongnuo Pharmaceutical (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprise with limited liability	RMB216,000,000	100	—	Manufacture and sale of pharmaceutical products

42. PARTICULARS OF SUBSIDIARIES *(continued)*

Name of subsidiary	Place of incorporation/ registration and operations	Kind of legal status	Nominal value of issued and fully paid share capital/ registered capital	Percentage of nominal value of issued share capital/ registered capital held by the Company Directly %	Indirectly %	Principal activity
Shijiazhuang Pharma Group Zhongqi Pharmaceutical Technology (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprise with limited liability	RMB39,754,680	100	—	Provision of pharmaceutical research and development services
Shijiazhuang Pharma Group Hebei Zhongrun Chemical Co., Ltd.	PRC	Foreign investment enterprise with limited liability	RMB50,000,000	100	—	Manufacture and sale of pharmaceutical products
Shijiazhuang Pharma Group Hebei Zhongrun Huanbao Co., Ltd.	PRC	Foreign investment enterprise with limited liability	RMB5,000,000	—	85	Sewage treatment
Inner Mongolia Zhongxingyuan Sewage Treatment Co., Ltd.	PRC	Foreign investment enterprise with limited liability	RMB18,000,000	80.42	—	Sewage treatment
New subsidiaries in 2007:						
Zhongkang	PRC	Foreign investment enterprise with limited liability	RMB33,000,000	—	100	Manufacture and sale of pharmaceutical products
Zhongxing Huanbao	PRC	Foreign investment enterprise with limited liability	RMB15,000,000	—	51	Sewage treatment
Shijiazhuang Pharma Group (Shijiazhuang) High Medical Technology Development Co., Ltd.	PRC	Foreign investment enterprise with limited liability	RMB30,000,000	25	58.33	Provision of pharmaceutical research and development services
Zhongchen	PRC	Foreign investment enterprise with limited liability	RMB8,750,000	—	100	Manufacture and sale of pharmaceutical products

None of the subsidiaries had any debentures outstanding at the end of the year or at any time during the year.

RESULTS

	Year ended December 31,				
	2003	2004	2005	2006	**2007**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
Revenue	2,478,426	2,450,649	3,192,065	3,538,754	**4,986,059**
Cost of sales	(1,553,466)	(1,819,804)	(2,498,501)	(2,925,429)	**(3,449,641)**
Gross profit	924,960	630,845	693,564	613,325	**1,536,418**
Other income	9,522	14,677	21,157	34,814	**27,278**
Selling and distribution expenses	(94,529)	(131,453)	(182,723)	(232,511)	**(379,203)**
Administrative expenses	(198,323)	(225,503)	(287,014)	(308,094)	**(471,280)**
Other expenses	(23,341)	(15,449)	(26,754)	(6,808)	**(74,822)**
Operating profit	618,289	273,117	218,230	100,726	**638,391**
Share of profit (loss) of a jointly controlled entity	6,548	3,419	(1,099)	(3,350)	**(2,683)**
Change in fair value of a derivative financial instrument	—	—	—	—	**(551)**
Finance costs	(25,361)	(27,959)	(68,139)	(95,776)	**(112,809)**
Profit before tax	599,476	248,577	148,992	1,600	**522,348**
Income tax (charge) credit	(93,916)	(3,185)	7,301	13,763	**(45,569)**
Profit for the year	505,560	245,392	156,293	15,363	**476,779**
Attributable to:					
Equity holders of the Company	504,169	245,011	156,518	15,664	**477,388**
Minority interests	1,391	381	(225)	(301)	**(609)**
	505,560	245,392	156,293	15,363	**476,779**
	HK cents	*HK cents*	*HK cents*	*HK cents*	***HK cents***
Earnings per share:					
Basic	33.27	15.93	10.18	1.02	**31.04**
Diluted	32.83	N/A	N/A	N/A	**N/A**

ASSETS AND LIABILITIES

	At December 31,				
	2003	2004	2005	2006	**2007**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
Total assets	3,361,624	4,707,246	5,379,779	5,273,408	**6,458,745**
Total liabilities	(1,231,655)	(2,438,149)	(2,884,251)	(2,622,574)	**(3,087,605)**
Net assets	2,129,969	2,269,097	2,495,528	2,650,834	**3,371,140**
Equity attributable to equity holders of the Company	2,121,697	2,259,039	2,484,832	2,641,641	**3,352,298**
Minority interests	8,272	10,058	10,696	9,193	**18,842**
Total equity	2,129,969	2,269,097	2,495,528	2,650,834	**3,371,140**

資產與負債

	於十二月三十一日				
	二零零三年	二零零四年	二零零五年	二零零六年	**二零零七年**
	千港元	*千港元*	*千港元*	*千港元*	***千港元***
總資產	3,361,624	4,707,246	5,379,779	5,273,408	**6,458,745**
總負債	(1,231,655)	(2,438,149)	(2,884,251)	(2,622,574)	**(3,087,605)**
資產淨值	2,129,969	2,269,097	2,495,528	2,650,834	**3,371,140**
本公司股本權益持有人應佔之股本權益	2,121,697	2,259,039	2,484,832	2,641,641	**3,352,298**
少數股東權益	8,272	10,058	10,696	9,193	**18,842**
總權益	2,129,969	2,269,097	2,495,528	2,650,834	**3,371,140**

業績

	截至十二月三十一日止年度				
	二零零三年	二零零四年	二零零五年	二零零六年	**二零零七年**
	千港元	*千港元*	*千港元*	*千港元*	***千港元***
收入	2,478,426	2,450,649	3,192,065	3,538,754	**4,986,059**
銷售成本	(1,553,466)	(1,819,804)	(2,498,501)	(2,925,429)	**(3,449,641)**
毛利	924,960	630,845	693,564	613,325	**1,536,418**
其他收入	9,522	14,677	21,157	34,814	**27,278**
銷售及分銷費用	(94,529)	(131,453)	(182,723)	(232,511)	**(379,203)**
行政費用	(198,323)	(225,503)	(287,014)	(308,094)	**(471,280)**
其他費用	(23,341)	(15,449)	(26,754)	(6,808)	**(74,822)**
經營溢利	618,289	273,117	218,230	100,726	**638,391**
應佔合營企業溢利(虧損)	6,548	3,419	(1,099)	(3,350)	**(2,683)**
衍生金融工具之公平值變動	—	—	—	—	**(551)**
財務費用	(25,361)	(27,959)	(68,139)	(95,776)	**(112,809)**
除税前溢利	599,476	248,577	148,992	1,600	**522,348**
所得税(開支)抵免	(93,916)	(3,185)	7,301	13,763	**(45,569)**
本年度溢利	505,560	245,392	156,293	15,363	**476,779**
應佔本年度溢利：					
本公司股本權益持有人	504,169	245,011	156,518	15,664	**477,388**
少數股東權益	1,391	381	(225)	(301)	**(609)**
	505,560	245,392	156,293	15,363	**476,779**
	港仙	*港仙*	*港仙*	*港仙*	***港仙***
每股盈利：					
基本	33.27	15.93	10.18	1.02	**31.04**
攤薄	32.83	不適用	不適用	不適用	**不適用**

42. 附屬公司詳情*(續)*

附屬公司名稱	註冊／成立及經營所在地	法人地位	已發行及繳足股本面值／註冊資本	本公司所持已發行股本面值／註冊資本之百分比 直接 %	間接 %	主要業務
石藥集團中奇製藥技術(石家莊)有限公司	中國	有限責任境外投資企業	人民幣39,754,680元	100	—	提供製藥研究及開發服務
石藥集團河北中潤化工有限公司	中國	有限責任境外投資企業	人民幣50,000,000元	100	—	製造及銷售製藥產品
石藥集團河北中潤生態環保有限公司	中國	有限責任境外投資企業	人民幣5,000,000元	—	85	污水處理
內蒙古中興源污水處理有限公司	中國	有限責任境外投資企業	人民幣18,000,000元	80.42	—	污水處理
於二零零七年之新附屬公司：						
中抗	中國	有限責任境外投資企業	人民幣33,000,000元	—	100	提供製藥研究及開發服務
中興環保	中國	有限責任境外投資企業	人民幣15,000,000元	—	51	污水處理
石藥集團石家莊高科醫藥科技開發有限公司	中國	有限責任境外投資企業	人民幣30,000,000元	25	58.33	製造及銷售製藥產品
中誠	中國	有限責任境外投資企業	人民幣8,750,000元	—	100	提供製藥研究及開發服務

各附屬公司於年終或本年度內任何時間概無任何未償還債務證券。

42. 附屬公司詳情

於二零零六年及二零零七年十二月三十一日，本公司附屬公司之詳情如下：

附屬公司名稱	註冊／成立及經營所在地	法人地位	已發行及繳足股本面值／註冊資本	本公司所持已發行股本面值／註冊資本之百分比 直接 %	間接 %	主要業務
金利通有限公司	香港	有限責任公司	3港元	100	—	無業務
天時投資有限公司	香港	有限責任公司	2港元	100	—	投資控股
石藥集團河北中潤製藥有限公司	中國	有限責任合作合營企業	人民幣463,490,300元	79.04	20.17	製造及銷售製藥產品
石藥集團恩必普藥業有限公司	中國	有限責任境外投資企業	人民幣160,000,000元	100	—	製造及銷售製藥產品
石藥集團中潤製藥(內蒙古)有限公司	中國	有限責任境外投資企業	130,000,000港元	100	—	製造及銷售製藥產品
石藥集團中禾製藥(內蒙古)有限公司	中國	有限責任境外投資企業	人民幣135,000,000元	100	—	製造及銷售製藥產品
石藥集團維生藥業(石家莊)有限公司	中國	有限責任境外投資企業	20,169,000美元	100	—	製造及銷售製藥產品
維泰藥業(石家莊)有限公司	中國	有限責任境外投資企業	人民幣59,400,000元	100	—	製造及銷售製藥產品
石藥集團中諾藥業(石家莊)有限公司	中國	有限責任境外投資企業	人民幣216,000,000元	100	—	製造及銷售製藥產品

40. 或然負債*(續)*

(i) *(續)*

於二零零六年五月三日，紐約東區美國地區法院法官與被告人及原告人之法律顧問召開首次法院會議。於二零零七年二月，直接買家原告人修訂其申訴書，要求只有並無訂立任何載有仲裁條款之協議之維生素C直接買家才可成為其擬代表之集體買家之一。於二零零七年六月五日，法院基於國家行為、外國主權強制及國際禮儀原則，聽取被告人之駁回動議。法院已詳細考慮該等動議，未知何時作出裁定。

於年內就直接買家案件可否以進行集體訴訟已作出提交。根據法院最後定下之時間表，事實取證訂於二零零八年九月十五日前完成，專家取證訂於二零零九年三月二十八日前完成，各方審訊前指令應於二零零九年五月十五日前發出。訴訟仍在集體取證階段。

本公司董事及管理層擬就反壟斷投訴之指控全力進行抗辯。本集團已委聘法律顧問就有關法律訴訟提供意見，現階段無法對反壟斷投訴之結果作出具有合理準確性之可靠估計。

(ii) 於二零零七年十二月三十一日，本公司就授予本公司若干附屬公司及華榮之銀行信貸向中國一間銀行授予企業擔保約638,298,000港元(二零零六年：600,000,000港元)。於結算日，華榮已使用之款項約22,340,000港元(二零零六年：零)。

41. 僱員退休福利計劃

本集團為所有在香港之合資格僱員參與強制性公積金計劃。該計劃之資產與本集團之資產分開，存放於受託人控制之基金。對計劃之供款乃按僱員之有關薪金成本之若干百分比計算。

中國附屬公司之僱員為中國政府設立之國家管理退休福利計劃之成員。有關附屬公司須按其薪金成本之若干百分比向退休福利計劃供款。本集團就退休福利計劃之唯一責任是作出規定之供款。

在本年度內，本集團就上述安排之供款約為53,570,000 港元(二零零六年：43,104,000 港元)，其中約420,000港元(二零零六年： 521,000港元)乃香港強制性公積金之供款。

38. 資本承擔

於結算日，本集團有以下資本承擔：

	二零零七年 *千港元*	二零零六年 *千港元*
有關購買下列各項之已訂約但未在綜合財務報表中撥備之資本開支		
一 物業、機器及設備	**107,026**	77,489
一 無形資產	**16,757**	6,817
	123,783	84,306
有關購買物業、機器及設備之已批准但未訂約之資本開支	**—**	3,016

本公司於兩個結算日概無任何資本承擔。

39. 主要非現金交易

年內，供應商已同意以出售物業、機器及設備之銷售所得款項約1,818,000港元(二零零六年：3,232,000港元)抵銷相同金額之應付貿易賬項。

40. 或然負債

(i) 誠如本公司於二零零五年二月二十二日之報章公佈披露，本公司及旗下其中一家附屬公司名列在美國提出之若干反壟斷投訴答辯人之一。該反壟斷投訴指中國若干維生素C生產商最少由二零零一年十二月開始串謀操控出口至美國及世界其他地方之維生素C之價格及數量，觸犯美國之反壟斷法。反壟斷投訴指美國之維生素C買方就維生素C支付之價錢高於倘無指稱之串謀行為則應付之價錢，因而蒙受損失。原告人宣稱代表美國聯邦反壟斷法下之直接買方及不同州份反壟斷法下之間接買方提出案件。原告人(據稱是各類別類似原告人之代表)索取三倍之不指明損害賠償及其他補償。於該公佈後，另有若干性質和上述反壟斷投訴相同之投訴於美國提出。截至本報告日期，分別有四宗及三宗反壟斷投訴已送達本公司及該附屬公司。本集團之法律顧問已成功綜合所有此等案件於紐約聯邦法院聆訊。

36. 收購附屬公司(續)

收購中抗產生之商譽來自預計本集團於內蒙古生產及銷售青霉素產品業務之未來經營協同效益。

中抗、中興環保及中誠於收購日期起至結算日期間分別貢獻／產生溢利8,044,000港元、虧損46,000港元及虧損262,000港元。

倘收購已於二零零七年一月一日完成，本集團年內收入將約為50.74億港元，而年內溢利將約為4.9億港元。該備考資料僅供說明之用，故未必能作為本集團於二零零七年一月一日完成該項收購時實際將取得經營業績之指標，亦無意作為未來業績之預測。

37. 經營租約承擔

	本集團	
	二零零七年	二零零六年
	千港元	*千港元*
年內根據土地及樓宇之經營租約已付之最低租約付款額	**13,033**	10,247

於結算日，本集團及本公司根據不可撤銷經營租約於下列期間到期支付之未來最低租金承擔如下：

	本集團		本公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	千港元	*千港元*	***千港元***	*千港元*
一年內	**5,687**	9,249	**2,347**	2,077
於第二至第五年內 （首尾兩年包括在內）	**4,512**	4,307	**4,027**	863
五年以上	**121**	231	**—**	—
	10,320	13,787	**6,374**	2,940

經營租約付款額為本集團就其若干寫字樓及廠房物業應付之款額。租約及租金平均固定期為三年。

36. 收購附屬公司*(續)*

下列為該等交易中所收購之資產淨值及產生之商譽：

	中抗			中興環保			中誠	
	被收購方於合併前之賬面值	公平價值調整	公平價值	被收購方於合併前之賬面值	公平價值調整	公平價值	被收購方之賬面值及公平價值	總計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
物業、機器及設備	119,710	11,071	130,781	34,757	(5,899)	28,858	—	159,639
預付租賃款項	21,926	—	21,926	—	—	—	—	21,926
存貨	26,629	493	27,122	1,942	2,169	4,111	21	31,254
應收貿易賬款及其他應收款項	5,366	—	5,366	3,030	—	3,030	7,447	15,843
應收一間合營企業款項	618	—	618	—	—	—	—	618
銀行結餘及現金	1,442	—	1,442	222	—	222	2,104	3,768
應付貿易賬款及其他應付款項	(15,470)	—	(15,470)	(26,666)	—	(26,666)	(210)	(42,346)
應付一間聯營公司款項	(13,995)	—	(13,995)	—	—	—	(7,447)	(21,442)
應付同系附屬公司之應付貿易賬款	(8,514)	—	(8,514)	—	—	—	—	(8,514)
應付稅項	(2,231)	—	(2,231)	—	—	—	—	(2,231)
無抵押銀行貸款	(53,191)	—	(53,191)	—	—	—	—	(53,191)
	82,290	11,564	93,854	13,285	(3,730)	9,555	1,915	105,324
少數股東權益			—			(4,556)	—	(4,556)
商譽			44,954			—	—	44,954
			138,808			4,999	1,915	145,722
以現金支付之總代價			138,808			4,999	1,915	145,722
該等收購產生之現金(流出)流入淨額：								
已付現金代價			(138,808)			(4,999)	(1,915)	(145,722)
所收購銀行結餘及現金			1,442			222	2,104	3,768
			(137,366)			(4,777)	189	(141,954)

34. 應收附屬公司款項

有關款項為無抵押、免息及須於結算日後十二個月內償還。

35. 儲備

	股份溢價	保留溢利	總額
	千港元	千港元	千港元
本公司			
於二零零六年一月一日	1,116,727	187,898	1,304,625
本年度溢利	—	(47,923)	(47,923)
於二零零六年十二月三十一日	**1,116,727**	**139,975**	**1,256,702**
本年度虧損	**—**	**118,080**	**118,080**
於二零零七年十二月三十一日	**1,116,727**	**258,055**	**1,374,782**

36. 收購附屬公司

於二零零七年十二月三十一日止年度內，本集團曾進行下列收購：

(i) 於二零零七年八月三十日，本集團訂立協議，以代價人民幣130,000,00元(相等於約138,808,000港元)自石藥集團收購石藥集團內蒙古中抗糖業有限公司(「中抗」)之100%股本權益；

(ii) 於二零零七年七月六日，本集團訂立協議，以代價人民幣4,999,000元(相等於約4,999,000港元)自獨立第三方收購石藥集團(內蒙古)中興環保有限公司(「中興環保」)之51%股本權益； 及

(iii) 於二零零七年十一月十日，本集團訂立協議，以代價人民幣1,800,000元(相等於約1,915,000港元)自石藥集團收購石藥集團中誠藥業有限公司(「中誠」)之100%股本權益。

上述收購已使用會計購買法計算，當中產生之商譽金額載列如下。

該等所收購附屬公司之詳情載於本綜合財務報表附註42。

32. 購股期權計劃*(續)*

因行使根據該計劃而授出之所有購股期權而發行之股份數目合共不得超過該計劃通過當日之本公司已發行股份10%。任何一名參與者獲授購股期權之上限，指於任何十二個月內因行使獲授之購股期權而發行或將發行予每名參與者之股份總數不得超過已發行股份總數之1%。

向身為本公司董事、首席行政人員或主要股東(全部按上市規則所界定)之參與者或彼等各自之聯繫人士授出購股期權，必須獲獨立非執行董事(不包括身為獲授人之獨立非執行董事)批准。如向本身是本公司獨立非執行董事或主要股東之參與者授出購股期權將導致其於截至有關授出日期(包括該日)之十二個月內，因行使已經及將會向其授出之所有購股期權而已經及將予發行之本公司股份超過已發行股份總數之0.1%，及根據股份於各授出日期之收市價計算總值超過5,000,000 港元，則有關授出之建議必須獲本公司股東於股東大會上批准。

獲授人須於建議日期起三十日內支付1 港元以接納購股期權。認購價由董事會釐定，須至少為以下之最高者：(i)於建議日期在聯交所每日報價表所列股份之收市價；(ii)於緊接建議日期前五個營業日在聯交所每日報價表所列股份之平均收市價； 及(iii)股份面值。董事會會通知各獲授人可行使授出之購股期權之期間，但該期間不得遲於購股期權授出日期起計十年後屆滿。

自採納該計劃之日以來，概無根據該計劃授出或同意授出購股期權。

33. 於附屬公司之投資

	二零零七年	二零零六年
	千港元	*千港元*
非上市投資，按成本值	**1,320,766**	1,202,044

有關本公司附屬公司於二零零六年及二零零七年十二月三十一日之詳情載於附註42。

29. 衍生金融工具

年內，本公司與一間財務機構訂立一項金融工具安排，以降低本集團之財務費用。該金融工具為內含美元遠期利差相連的結構性利率掉期合約(「結構性掉期」)。結構性掉期名義金額為100,000,000港元，年期為4年(即於二零一一年十月二十二日到期)。結構性掉期於各結算日按對手方銀行提供之估值以公平價值計算。於結算日後，本公司已提早解除該結構性掉期。

30. 關聯公司貸款

於二零零六年十二月三十一日，該20,000,000港元貸款為無抵押及按年利率6厘計息。該金額已於截至二零零七年十二月三十一日止年度悉數償還。

此外，另一關聯方於年內亦提供126,000,000港元貸款，並已於年內悉數償還。該貸款亦為無抵押及按年利率5厘計息。

31. 股本

	股份數目	股本
		千港元
每股面值0.10 港元之普通股		
法定：		
於二零零六年及二零零七年十二月三十一日	3,000,000,000	300,000
已發行及繳足：		
於二零零六年及二零零七年十二月三十一日	1,538,124,661	153,812

32. 購股期權計劃

本公司於二零零四年七月六日採納購股期權計劃(「該計劃」)，旨在獎勵由董事會決定本集團各成員公司之董事(或建議委任為董事(不論是執行或非執行)之任何人士)及僱員(不論是全職或兼職)；曾經或將會向本集團提供服務之合資格顧問公司、專業機構及其他顧問。

27. 無抵押銀行貸款*(續)*

相關集團實體以功能貨幣以外貨幣列值之借貸載列如下：

	本集團及本公司 *千港元*
於二零零七年十二月三十一日	652,000
於二零零六年十二月三十一日	654,000

於結算日，本集團之未動用浮息港元銀行貸款及未動用定息人民幣銀行貸款分別約為60,000,000港元(二零零六年： 無)及244,681,000港元(二零零六年： 無)。

28. 中層／最終控股公司貸款

應付石藥公司貸款為無抵押，其分析如下：

	二零零七年 *千港元*	二零零六年 *千港元*
流動負債：		
— 免息	**9,404**	—
非流動負債：		
— 按年利率3.78厘計息	—	50,000
— 免息	—	9,493
	—	59,493

於二零零七年十二月三十一日，免息貸款之公平價值約為9,404,000 港元(二零零六年：9,493,000港元)乃根據以每年實際利率3.78厘貼現之估計未來現金流量之現值而釐定。貸款應於十二個月內償還，因此有關貸款已列為流動負債。

27. 無抵押銀行貸款

	本集團		本公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	*千港元*	*千港元*	*千港元*
須於下列期限償還之無抵押銀行貸款：				
按通知或一年內	**976,043**	752,000	**292,000**	242,000
一年以上，但不超過兩年	**544,468**	562,000	**220,000**	292,000
兩年以上，但不超過五年	**171,915**	215,000	**140,000**	120,000
	1,692,426	1,529,000	**652,000**	654,000
減：一年內到期列為流動負債之款項	**(976,043)**	(752,000)	**(292,000)**	(242,000)
一年後到期款項	**716,383**	777,000	**360,000**	412,000

以上銀行貸款於結算日之公平價值如下：

	本集團		本公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	*千港元*	*千港元*	*千港元*
定息人民幣銀行貸款	**1,040,426**	875,000	**—**	—
浮息港元銀行貸款	**652,000**	654,000	**652,000**	654,000
	1,692,426	1,529,000	**652,000**	654,000

本集團之定息人民幣銀行貸款及浮息港元銀行貸款之每年實際利率分別為5.02 厘至7.47厘(二零零六年：5.02厘至6.76厘)及4.08 厘至6.05 厘(二零零六年：4.47厘至5.46厘)。浮息港元銀行貸款為香港銀行同業拆息加上差價。

26. 應付貿易賬款及其他應付款項／應付票據

	二零零七年 *千港元*	二零零六年 *千港元*
應付貿易賬款	**479,686**	406,100
應付票據	**169,537**	223,118
	649,223	629,218
其他應付款項	**648,100**	348,047
	1,297,323	977,265

應付貿易賬款及票據於結算日之賬齡分析如下：

	二零零七年 *千港元*	二零零六年 *千港元*
0至90日	**595,033**	555,975
91至180日	**29,572**	54,433
181至365日	**11,194**	9,917
365日以上	**13,424**	8,893
	649,223	629,218

25. 關聯人士之披露*(續)*

(III) 於中國之其他國有企業

本集團乃於一個目前由中國政府透過其政府部門、機構、聯號及其他組織直接或間接擁有之實體(「國有實體」)佔主導地位之經濟體系中經營。與其他國有實體之交易包括但不限於：

- 借貸及接受存款；
- 接受及建立銀行間之結餘；
- 購買、出售及租賃物業及其他資產；及
- 提供及使用公用服務及其他服務。

該等交易乃於本集團之日常業務過程中以類似假設與非國有實體進行交易所按之條款進行。本集團亦已就主要之產品及服務(例如貸款、存款及佣金收入)制訂其定價政策及審批程序。該等定價政策及審批程序並不取決於客戶是否國有實體。考慮到關係之性質，本公司董事認為該等交易之中並無需要獨立披露之重大關聯人士交易。

(IV) 主要管理人員之報酬

年內，本集團主要管理人員之董事酬金如下：

	二零零七年	二零零六年
	千港元	*千港元*
短期福利	**17,936**	9,091
離職後福利	**468**	569
	18,404	9,660

附註：

(a) 有關交易乃參考市價訂立。

(b) 租金開支乃根據所訂立之租約協議而支付。

(c) 有關貸款之詳情載於附註28及附註30。

(d) 於結算日，有關金額之賬齡在一年之內。

(e) 該等交易乃按本集團產生之實際公用服務成本進行。

25. 關聯人士之披露(續)

(I) 關連人士(續)

謹提述本公司日期為二零零七年十二月二十一日之公佈，中國一家銀行向石藥集團及本公司若干附屬公司分別提供人民幣150,000,000元及人民幣360,000,000元之信貸，總額為人民幣510,000,000元。該信貸為一般營運資金融資，由二零零七年四月二十五日起計為期一年。作為該信貸協議其中一項條件，石藥集團已將由其全資附屬公司中國詩薇製藥有限公司所持有600,000,000股本公司普通股(佔本公司已發行股本約39.01%)抵押予該銀行作為抵押品。於二零零七年十二月三十一日，本集團已動用之信貸款項為人民幣130,000,000元。

於二零零七年十二月三十一日，石藥集團已向若干中國銀行授予企業擔保，以使本集團獲授約404,255,000港元(二零零六年： 57,416,000港元)之信貸。

此外，本集團已向石藥集團收購兩間附屬公司，詳情載於綜合財務報表附註36及本公司日期為二零零七年八月三十日之公佈。

(II) 關連人士以外之關聯人士

公司名稱	交易性質／結餘	二零零七年 *千港元*	二零零六年 *千港元*
華榮(本集團之合營企業)	銷售原材料*(附註a)*	**5,555**	4,695
	購買原材料*(附註a)*	**56,782**	36,062
	本集團提供之公用服務*(附註e)*	**8,415**	10,416
	應收華榮結餘：		
	— 應收股息	**6,122**	6,122
	— 其他應收款項*(附註d)*	**7,758**	7,033
	— 應收貿易賬款*(附註d)*	**512**	—

於二零零七年十二月三十一日，本公司就授予本公司若干附屬公司及華榮之銀行信貸向中國一間銀行授予企業擔保約638,298,000港元(二零零六年：600,000,000港元)。於結算日，華榮已使用之款項約22,340,000港元(二零零六年：零)。

24. 應收貿易賬款及其他應收款項／應收票據*(續)*

壞賬撥備之變動

	二零零七年 *千港元*	二零零六年 *千港元*
年初結餘	**7,009**	19,394
撇賬為不可收回之款項	**—**	(12,385)
年終結餘	**7,009**	7,009

25. 關聯人士之披露

於本年度內，本集團與關聯人士(根據上市規則若干關聯人士亦被視為關連人士)有重大交易及結餘。年內與該等公司之重大交易，以及於結算日與該等公司之結餘如下：

(I) 關連人士

公司名稱	**交易性質／結餘**	二零零七年 *千港元*	二零零六年 *千港元*
石藥集團	銷售蒸氣*(附註a)*	**6,084**	2,672
	購買原材料*(附註a)*	**285,025**	266,499
	租金開支*(附註b)*	**6,086**	5,787
	中層控股公司／最終控股公司貸款之利息開支*(附註c)*	**1,211**	2,152
	關聯公司貸款之利息開支*(附註c)*	**3,286**	481
	應收(應付)石藥集團之結餘：		
	— 應收貿易賬款*(附註d)*	**—**	2,660
	— 應付貿易賬款*(附註d)*	**(25,820)**	(11,360)
	— 其他應付款項*(附註d)*	**(14,978)**	(10,454)
	— 短期貸款*(附註c)*	**(9,404)**	—
	— 長期貸款*(附註c)*	**—**	(79,493)

24. 應收貿易賬款及其他應收款項／應收票據(續)

本集團向其貿易客戶一般提供90日之信貸期。應收貿易賬項(扣減壞賬撥備)及票據於結算日之賬齡分析如下：

	二零零七年 *千港元*	二零零六年 *千港元*
0至90日	**917,351**	559,880
91至180日	**30,534**	35,731
181至365日	**1,614**	178
	949,499	595,789

相關集團實體以功能貨幣以外貨幣列值之應收貿易賬款載列如下：

	美元 *千美元*
於二零零七年十二月三十一日	**236,490**
於二零零六年十二月三十一日	125,449

本集團概無就並無逾期或減值之應收貿易賬款(即賬齡為90日之內)作出撥備，因為該等應收賬款乃於向各客戶所授予之信貸期之內，而管理層根據過往資料及經驗，認為該等應收款項之拖欠率偏低。

本集團之應收貿易賬款有賬面值總額約32,148,000港元(二零零六年：35,909,000港元)於報告日期已屆逾期(即賬齡超過90日)，而本集團於參考彼等日後償付模式後並無就減值虧損作出撥備。本集團並無就該等結餘持有任何抵押品。

本集團已悉數就所有逾期超過365天之應收款項作出撥備，因為根據過往經驗，逾期超過365天之應收款項一般不能收回。

22. 銀行結存／已抵押銀行存款

本集團及本公司*(續)*

相關集團實體以功能貨幣以外貨幣列值之銀行結存及已抵押銀行存款載列如下：

	本集團		本公司	
	港元	美元	港元	美元
	千港元	*千美元*	*千港元*	*千美元*
於二零零七年十二月三十一日	**66,618**	**5,974**	**24,541**	**1,562**
於二零零六年十二月三十一日	15,594	3,465	3,361	—

23. 存貨

	二零零七年	二零零六年
	千港元	*千港元*
原材料	**84,094**	82,193
在製品	**211,908**	174,151
製成品	**631,865**	426,591
	927,867	682,935

24. 應收貿易賬款及其他應收款項／應收票據

	二零零七年	二零零六年
	千港元	*千港元*
應收貿易賬款	**674,922**	504,297
*減：*壞賬撥備	**(7,009)**	(7,009)
	667,913	497,288
應收票據	**281,586**	98,501
	949,499	595,789
其他應收款項	**100,915**	77,200
	1,050,414	672,989

21. 於合營企業之權益*(續)*

有關本集團以權益法入賬之其於合營企業之權益之財務資料摘要如下：

	二零零七年	二零零六年
	千港元	*千港元*
流動資產	**34,432**	31,496
非流動資產	**58,716**	59,906
流動負債	**(62,762)**	(59,990)
非流動負債	**(11,204)**	(10,730)
收入	**107,007**	87,491
支出	**(109,690)**	(90,841)

22. 銀行結存／已抵押銀行存款

銀行結存及已抵押銀行存款按市場利率計息，有關年利率介乎0.72厘至2.85厘(二零零六年：0.72厘至3.75厘)不等。

於二零零七年十二月三十一日，本集團就收購物業、機器及設備之已抵押銀行存款約為751,000港元(二零零六年： 1,312,000港元)，並已列作非流動資產。

於二零零六年十二月三十一日，本集團已抵押約2,792,000港元存款以使本集團獲授短期銀行信貸，並因此已列作流動資產。已抵押銀行存款已於有關銀行借款清償時解除。

19. 商譽之減值測試*(續)*

於截至二零零七年十二月三十一日止年度，本集團之管理層認為上述包含商譽之現金產生單位並無減值。該等現金產生單位之可收回數額之計算基準及相關之主要假設概列如下：

該等單位之可收回數額乃按使用價值之計算而釐定。就單位A 及單位B 而言，該項計算運用管理層批核之五年期財務預算，以年貼現率5.6% 及假設零增長而得出之現金流量預測。計算使用價值之另一主要假設為預算之毛利率，乃按該單位之過往表現及管理層對市場發展之預期而釐定。

20. 於聯營公司投資之已付按金

款項指投資於四平市精細化學品有限公司(「四平」)20% 股權之已付按金。該交易之總代價約為21,277,000港元。收購於二零零八年二月完成。四平為於中國設立之中外合資企業，並於吉林省四平市從事製造及銷售藥物產品。

21. 於合營企業之權益

	二零零七年	二零零六年
	千港元	*千港元*
於合營企業未上市投資之成本	**19,985**	19,985
應佔收購後溢利(扣除已收或應收股息)	**161**	1,661
	20,146	21,646

於二零零七年十二月三十一日，本集團持有河北華榮製藥有限公司(「華榮」)註冊資本之50% 權益。華榮為一家於中國成立之中外合資合營公司，從事製造及銷售維生素B12 產品。

於二零零六年一月一日及二零零六年十二月三十一日，商譽儲備包括因過往年度收購合營企業所產生之商譽7,124,000 港元。於截至二零零七年十二月三十一日止年度，本集團已於管理層重估現時業務表現及合營企業之未來計劃後確認全部款項之減值虧損。

17. 無形資產*(續)*

公用服務使用權指在中國取得為期10 年之電力使用權之不退還付款。

以上無形資產之可使用年期有限，乃以直線法按以下年期攤銷：

知識產權	5 至10 年
開發成本	3 至5 年(由投入商業運作之日起計)
公用服務使用權	10 年

18. 商譽

	千港元
成本值	
於二零零六年一月一日及二零零六年十二月三十一日	**55,764**
收購附屬公司所產生*(附註36)*	**44,954**
於二零零七年十二月三十一日	**100,718**

有關商譽之減值測試之詳情載於附註19。

19. 商譽之減值測試

為進行減值測試，附註18 所載具無限使用年期之商譽及商譽儲備已分配予兩個現金產生單位如下：

	千港元
成藥之業務分部(「單位A」)	**55,764**
生產青霉素(「單位B」)	**205,084**
	260,848

17. 無形資產

	知識產權	開發成本	公用服務使用權	總額
	千港元	*千港元*	*千港元*	*千港元*
成本值				
於二零零六年一月一日	73,074	21,386	70,404	164,864
匯兑調整	3,514	962	3,168	7,644
添置	5,778	—	—	5,778
於二零零六年十二月三十一日	**82,366**	**22,348**	**73,572**	**178,286**
匯兑調整	**5,453**	**2,902**	**4,775**	**13,130**
添置	**6,530**	**28,883**	**—**	**35,413**
於二零零七年十二月三十一日	**94,349**	**54,133**	**78,347**	**226,829**
攤銷				
於二零零六年一月一日	54,298	11,938	37,395	103,631
匯兑調整	2,814	705	1,959	5,478
年內撥備	9,519	4,302	7,081	20,902
於二零零六年十二月三十一日	**66,631**	**16,945**	**46,435**	**130,011**
匯兑調整	**4,810**	**1,576**	**3,352**	**9,738**
年內撥備	**10,916**	**9,692**	**7,596**	**28,204**
於二零零七年十二月三十一日	**82,357**	**28,213**	**57,383**	**167,953**
賬面值				
於二零零七年十二月三十一日	**11,992**	**25,920**	**20,964**	**58,876**
於二零零六年十二月三十一日	15,735	5,403	27,137	48,275

於二零零七年十二月三十一日，在開發成本之中，約3,682,000港元(二零零六年：3,848,000 港元)由內部產生，而本集團之所有其他無形資產乃自獨立第三者購入。開發成本主要指本集團開發新產品所產生的開支，包括診所實驗及由醫院所進行的測試。

知識產權指本集團產品發展及生產之特別技術及祕密程式。

15. 物業、機器及設備*(續)*

上文所述之物業、機器及設備項目(在建工程除外)乃以直線法按以下年率折舊：

在中國之物業	相關租賃或3.3%-5%(以較短者為準)
機器設備	5%-10%
傢俬、裝置及辦公室設備	20%
汽車	20%

16. 預付租賃款項

本集團之預付租賃款項之賬面值約179,928,000港元(二零零六年：150,284,000 港元)乃關於在中國以中期租約持有之租賃土地。款項約5,384,000 港元(二零零六年：4,361,000港元)乃為呈報目的而列入流動資產。

15. 物業、機器及設備(續)

在本集團於中國之土地上興建之若干物業未獲授正式之業權。於二零零七年十二月三十一日，本集團於中國未獲授正式業權之樓宇之賬面值為702,107,000港元(二零零六年：594,995,000港元)。董事認為，沒有正式業權不影響有關物業之價值。董事亦相信該等物業之正式業權會在適當時候授予本集團。

	傢俬、裝置及辦公室設備	汽車	總額
	千港元	*千港元*	*千港元*
本公司			
成本值			
於二零零六年一月一日	2,225	1,005	3,230
添置	4	—	4
於二零零六年十二月三十一日	**2,229**	**1,005**	**3,234**
添置	**1**	**—**	**1**
於二零零七年十二月三十一日	**2,230**	**1,005**	**3,235**
折舊			
於二零零六年一月一日	1,110	1,005	2,115
年內撥備	445	—	445
於二零零六年十二月三十一日	**1,555**	**1,005**	**2,560**
年內撥備	**445**	**—**	**445**
於二零零七年十二月三十一日	**2,000**	**1,005**	**3,005**
賬面值			
於二零零七年十二月三十一日	**230**	**—**	**230**
於二零零六年十二月三十一日	674	—	674

15. 物業、機器及設備

	在中國之物業 千港元	機器設備 千港元	傢俬、裝置及辦公室設備 千港元	汽車 千港元	在建工程 千港元	總額 千港元
本集團						
成本值						
於二零零六年一月一日	840,467	3,108,648	11,665	15,810	101,592	4,078,182
匯兌調整	41,711	145,234	524	783	4,064	192,316
添置	28,647	61,300	2,546	2,984	135,664	231,141
轉撥	71,068	75,754	—	—	(146,822)	—
出售	—	(2,532)	—	(2,381)	—	(4,913)
於二零零六年十二月三十一日	**981,893**	**3,388,404**	**14,735**	**17,196**	**94,498**	**4,496,726**
匯兌調整	**70,676**	**224,101**	**1,051**	**1,451**	**6,131**	**303,410**
添置	**791**	**103,512**	**4,234**	**10,041**	**373,162**	**491,740**
轉撥	**145,074**	**236,720**	**560**	**—**	**(382,354)**	**—**
收購附屬公司(*附註36*)	**63,892**	**99,610**	**693**	**823**	**11,185**	**176,203**
出售/撇賬	**(5,386)**	**(194,949)**	**—**	**(2,078)**	**—**	**(202,413)**
於二零零七年十二月三十一日	**1,256,940**	**3,857,398**	**21,273**	**27,433**	**102,622**	**5,265,666**
折舊						
於二零零六年一月一日	102,399	785,453	4,326	9,055	—	901,233
匯兌調整	6,388	45,511	224	464	—	52,587
年內撥備	45,616	260,649	2,487	2,639	—	311,391
出售時撇銷	—	(1,368)	—	(143)	—	(1,511)
於二零零六年十二月三十一日	**154,403**	**1,090,245**	**7,037**	**12,015**	**—**	**1,263,700**
匯兌調整	**12,693**	**78,992**	**493**	**841**	**—**	**93,019**
年內撥備	**55,755**	**330,131**	**3,212**	**3,697**	**—**	**392,795**
收購附屬公司(*附註36*)	**3,064**	**13,123**	**233**	**144**	**—**	**16,564**
出售時撇銷/撇賬	**(192)**	**(147,469)**	**—**	**(1,035)**	**—**	**(148,696)**
於二零零七年十二月三十一日	**225,723**	**1,365,022**	**10,975**	**15,662**	**—**	**1,617,382**
賬面值						
於二零零七年十二月三十一日	**1,031,217**	**2,492,376**	**10,298**	**11,771**	**102,622**	**3,648,284**
於二零零六年十二月三十一日	827,490	2,298,159	7,698	5,181	94,498	3,233,026

11. 董事酬金*(續)*

二零零六年

	蔡東晨	岳進	馮振英	紀建明	姚世安	翟健文	潘衛東	李治彪	張錚	魏福民	李嘉士	霍振興	齊謀甲	郭世昌	陳兆強	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
袍金	60	60	60	60	—	60	30	30	30	60	240	60	60	60	120	990
其他酬金：																
薪金及其他福利	3,041	207	213	209	93	1,170	54	135	101	2,127	—	—	—	—	—	7,350
退休福利計劃																
供款	246	8	8	8	4	108	2	11	8	166	—	—	—	—	—	569
考績獎金*(附註)*	300	127	245	114	68	150	25	11	8	243	—	—	—	—	—	1,291
總額	3,647	402	526	391	165	1,488	111	187	147	2,596	240	60	60	60	120	10,200

附註： 以上酬金乃由薪酬委員會按本公司之經營業績、個人考績表現及可資比較市場數據而釐定。

於截至二零零六年及二零零七年十二月三十一日止兩個年度，概無董事放棄任何酬金。

12. 僱員酬金

於二零零六年及二零零七年，本集團最高薪酬之五名人士全部均為本公司董事，其酬金已列於上文附註11內。

13. 建議股息

董事已建議派發截至二零零七年十二月三十一日止年度末期股息每股5港仙，惟須經股東於應屆股東週年大會上批准，方始作實。

董事概無建議派發截至二零零六年十二月三十一日止年度股息。

14. 每股盈利

截至二零零七年十二月三十一日止年度，本公司股本權益持有人應佔之每股基本盈利乃按年度溢利477,388,000港元(二零零六年：15,664,000港元)及年內已發行股份1,538,124,661股(二零零六年：1,538,124,661股)計算。

由於截至二零零六年及二零零七年十二月三十一日止年度並無可產生攤薄影響之潛在普通股，故無呈列該兩個年度之每股攤薄盈利。

10. 所得稅開支(抵免)*(續)*

於二零零七年三月十六日，中國頒布中華人民共和國主席令第63號法律(「新法」)。於二零零七年十二月六日，中國國務院頒布新稅法實施細則。新法及實施細則將使若干附屬公司所得稅稅率自二零零八年一月一日起變動為25%。上述該等正享有稅務豁免及寬減之附屬公司將按新稅率25%或於中國特別地區稅務優惠期間優惠稅率繼續享有稅務豁免及寬減。

於結算日，本集團有未運用之所得稅虧損141,440,000港元(二零零六年：141,262,000港元)可用於對銷未來溢利。由於未來溢利難以預測，故無就該等虧損確認遞延稅項資產。大部份未確認之所得稅虧損將於截至二零一二年內不同日期到期。

於本年度或於結算日，並無其他未撥備之重大遞延稅項。

11. 董事酬金

已付或應付14位(二零零六年：15位)董事之酬金如下：

二零零七年

	蔡東晨	岳進	馮振英	紀建明	翟健文	潘衛東	李治彪	張錚	魏福民	李嘉士	霍振興	齊謀甲	郭世昌	陳兆強	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
袍金	60	60	60	60	60	60	60	60	—	264	66	66	66	132	1,074
其他酬金：															
薪金及其他福利	2,768	209	201	453	1,205	204	488	365	—	—	—	—	—	—	5,893
退休福利計劃供款	255	10	10	10	111	10	37	25	—	—	—	—	—	—	468
考績獎金*(附註)*	4,800	796	737	822	2,400	1,008	500	500	—	—	—	—	—	—	11,563
總額	7,883	1,075	1,008	1,345	3,776	1,282	1,085	950	—	264	66	66	66	132	18,998

10. 所得税開支(抵免)_(續)_

根據有關中國法規，本公司若干附屬公司在初期之獲利年度可獲豁免及寬減中國企業所得税。此外，根據有關税務當局給予之批准，本公司若干附屬公司基於下列原因獲得税項抵免／退税：

(a) 本公司一間附屬公司將若干可供分派儲備以出資形式再投資於兩間在較早年度於中國成立之附屬公司以代替向其海外股東作出分派，從而享有退税。

(b) 因本公司若干附屬公司採購在中國製造之機器及設備而享有税項抵免。該等税項抵免乃按有關税務當局批核之合資格機器及設備之成本之40% 計算。該等抵免可用以對銷有關附屬公司目前及未來之税項開支，但須符合有關税務當局各份批文所指定之若干條件。

兩個年度之所得税乃指已計及上述税務優惠之所得税撥備。

本年度之所得税開支(抵免)與綜合收益表所示除税前溢利之對賬如下：

	二零零七年 *千港元*	二零零六年 *千港元*
除税前溢利	**522,348**	1,600
按當地所得税税率27%(二零零六年：27%)計算之税項	**141,034**	432
就税務而言毋須課税收入之税務影響	**(1,369)**	(878)
就税務而言不能扣税開支之税務影響	**30,037**	10,320
應佔合營企業虧損之税務影響	**724**	904
未確認之税項虧損之税務影響	**23,308**	29,182
運用先前未確認之税務虧損	**(23,260)**	(4,912)
中國附屬公司獲得之税務豁免及寬減之影響	**(110,305)**	(30,763)
中國附屬公司獲得之税項抵免／退税	**(14,748)**	(16,711)
過往年度撥備不足(超額撥備)	**148**	(1,337)
本年度之所得税開支(抵免)	**45,569**	(13,763)

9. 除稅前溢利

	二零零七年	二零零六年
	千港元	*千港元*
除稅前溢利已扣除(計入)：		
員工成本(包括董事)	**371,906**	252,032
退休福利計劃供款(包括董事)	**53,570**	43,104
員工成本總額	**425,476**	295,136
無形資產攤銷(計入銷售成本)	**28,204**	20,902
預付租賃款項攤銷	**5,384**	4,361
物業、機器及設備折舊	**392,795**	311,391
折舊及攤銷總額	**426,383**	336,654
核數師酬金	**1,800**	1,600
利息收入	**(3,489)**	(4,284)
出售／撇銷物業、機器及設備虧損(收益)	**48,549**	(3)
外匯虧損淨額	**10,574**	2,726
研發開支	**17,275**	8,148
解除少數股東負債	**—**	(1,595)

附註： 截至二零零六年及二零零七年十二月三十一日止兩個年度，確認為開支之存貨成本相當於綜合收益表所列示之銷售成本。

10. 所得稅開支(抵免)

	二零零七年	二零零六年
	千港元	*千港元*
稅項開支(抵免)包括：		
中國企業所得稅		
— 本年度	**60,169**	4,285
— 過往年度撥備不足(超額撥備)	**148**	(1,337)
— 稅項抵免／退稅	**(14,748)**	(16,711)
	45,569	(13,763)

由於在香港註冊成立之本公司或其附屬公司在兩個年度內並無應課稅溢利或出現稅項虧損，故毋須繳付香港利得稅。在其他司法權區產生之稅項乃按有關司法權區當時之稅率計算。

7. 收入及分類資料*(續)*

地域分類

下表載列本集團於年內按客戶地理位置以地區市場劃分之收入分析：

	二零零七年	二零零六年
	千港元	*千港元*
中國	**3,437,359**	2,486,009
亞洲(除中國外)	**848,862**	614,837
歐洲	**302,227**	216,860
美洲	**344,553**	191,301
其他	**53,058**	29,747
	4,986,059	3,538,754

由於分類資產之賬面值及資本增加超過90%位於中國，故無呈列該等數額之分析。

8. 財務費用

	二零零七年	二零零六年
	千港元	*千港元*
利息：		
— 須於五年內悉數償還之銀行貸款	**92,141**	82,670
— 須於五年內悉數償還之中層／最終控股公司貸款*(附註28)*	**861**	1,819
— 須於五年內悉數償還之關聯公司貸款*(附註30)*	**3,286**	481
銀行貸款安排費用	**2,286**	1,897
無追索權之貼現應收票據	**13,885**	8,576
中層／最終控股公司之免息貸款之名義利息支出*(附註28)*	**350**	333
	112,809	95,776

7. 收入及分類資料*(續)*

業務分類*(續)*

截至二零零六年十二月三十一日止年度(續)

其他資料

	原料藥						
	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	未分配公司	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
資本增加	120,378	51,520	54,409	5,271	5,337	4	236,919
折舊及攤銷	119,209	98,509	81,185	23,994	13,312	445	336,654

按產品劃分之分類資產及分類負債賬面值分析如下：

於二零零六年十二月三十一日

	原料藥					
	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
資產						
分類資產	1,452,932	1,169,218	1,268,440	747,078	229,764	4,867,432
合營企業權益					21,646	21,646
未分配之公司資產						384,330
綜合總資產						5,273,408
負債						
分類負債	190,473	245,946	193,655	294,999	38,686	963,759
未分配之公司負債						1,658,815
綜合總負債						2,622,574

7. 收入及分類資料*(續)*

業務分類*(續)*

截至二零零六年十二月三十一日止年度

	原料藥						
	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	對銷	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
收入							
對外銷售	1,016,186	671,996	575,303	1,255,518	19,751	—	3,538,754
類別間銷售	202,634	78,740	606	—	—	(281,980)	—
收入總額	1,218,820	750,736	575,909	1,255,518	19,751	(281,980)	3,538,754
類別間銷售乃按現行市場價格計算。							
分類業績	82,727	29,958	(11,274)	30,556	(18,779)		113,188
未分配收入							4,284
未分配開支							(16,746)
經營溢利							100,726
應佔合營企業虧損					(3,350)		(3,350)
財務費用							(95,776)
除税前溢利							1,600
所得税抵免							13,763
本年度溢利							15,363

7. 收入及分類資料(續)

業務分類(續)

截至二零零七年十二月三十一日止年度(續)

其他資料

	原料藥						
	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	未分配公司	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
資本增加	518,157	70,770	58,834	24,272	14,758	1	686,792
折舊及攤銷	149,588	112,391	120,740	27,800	15,419	445	426,383
商譽	44,954	—	—	—	—	—	44,954

按產品劃分之分類資產及分類負債賬面值分析如下：

於二零零七年十二月三十一日

	原料藥					
	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
資產						
分類資產	2,439,503	1,107,254	1,379,975	832,471	236,718	5,995,921
合營企業權益					20,146	20,146
未分配之公司資產						442,678
綜合總資產						6,458,745
負債						
分類負債	487,910	172,580	170,620	432,814	57,711	1,321,635
未分配之公司負債						1,765,970
綜合總負債						3,087,605

7. 收入及分類資料

	二零零七年 *千港元*	二零零六年 *千港元*
銷售貨品	**4,985,795**	3,536,575
服務收入	**264**	2,179
	4,986,059	3,538,754

根據本集團之內部財務呈報方式，本集團以業務分類為基本之呈報方式，而地域分類則為次要之呈報方式。

業務分類

本集團呈報之基本分類資料以產品劃分，分為原料藥(包括青霉素系列、頭孢菌素系列及維生素C系列)、成藥及其他，此等產品之分類資料呈列如下

截至二零零七年十二月三十一日止年度

	原料藥						
	青霉素 系列 *千港元*	頭孢菌素 系列 *千港元*	維生素C 系列 *千港元*	成藥 *千港元*	其他 *千港元*	對銷 *千港元*	綜合 *千港元*
收入							
對外銷售	1,617,030	767,708	1,102,142	1,464,008	35,171	—	4,986,059
類別間銷售	410,999	43,695	803	—	19,069	(474,566)	—
收入總額	2,028,029	811,403	1,102,945	1,464,008	54,240	(474,566)	4,986,059
類別間銷售乃按現行市場價格計算。							
分類業績	396,726	38,261	252,727	6,409	(31,687)		662,436
未分配收入							3,489
未分配開支							(27,534)
經營溢利							638,391
應佔合營企業虧損					(2,683)		(2,683)
衍生金融工具公平值變動							(551)
財務費用							(112,809)
除稅前溢利							522,348
所得稅開支							(45,569)
本年度溢利							476,779

6. 財務工具(續)

6b. 財務風險管理目標與政策(續)

流動風險(續)

二零零六年

	加權平均實際利率	少於一個月	一至三個月	三個月至一年	一年以上	未折現現金流約額	於二零零六年十二月三十一日之賬面值
	%	千港元	千港元	千港元	千港元	千港元	千港元
非衍生金融負債							
應付貿易賬款及							
其他應付款項		347,048	284,752	9,917	8,892	650,609	650,609
應付票據		223,118	—	—	—	223,118	223,118
應付關聯公司貿易賬款		11,360	—	—	—	11,360	11,360
應付關聯公司款項		10,454	—	—	—	10,454	10,454
無抵押銀行貸款							
一定息	5.89	52,511	42,268	444,759	386,987	926,525	875,000
一浮息	4.82	—	—	253,654	431,870	685,524	654,000
中間控股公司貸款	3.78	—	—	—	61,890	61,890	59,493
關聯公司貸款	6.00	—	—	—	20,503	20,503	20,000
		644,491	327,020	708,330	910,142	2,589,983	2,504,034

於兩個年度的結算日，本公司之非衍生金融負債指本集團無抵押浮息銀行貸款，其中餘下合約到期日已如上披露。因此，並無呈列進一步分析。

6c. 公平價值

衍生金融工具之公平價值乃參考相關金融機構所提供的估值而釐定。

其他財務資產及財務負債之公平價值按公認定價模型以可知當前市場交易價格或利率進行折算現金流量分析釐定。

董事認為，綜合財務報表內以攤銷成本入賬之財務資產及財務負債之賬面值相當於其公平價值。

6. 財務工具*(續)*

6b. 財務風險管理目標與政策*(續)*

流動風險(續)

下表詳列本集團的金融負債之剩餘合約年期。就非衍生金融負債而言，該表乃根據本集團須還款之最早日期的金融負債的未折現現金流量編製。該表載列利息及本金現金流。

二零零七年

	加權平均實際利率	少於一個月	一至三個月	三個月至一年	一年以上	未折現現金流總額	於二零零七年十二月三十一日之賬面值
	%	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
非衍生金融負債							
應付貿易賬款及							
其他應付款項		488,901	403,865	11,194	13,422	917,382	917,382
應付票據		169,537	—	—	—	169,537	169,537
應付關聯公司貿易賬款		25,820	—	—	—	25,820	25,820
應付關聯公司款項		14,978	—	—	—	14,978	14,978
無抵押銀行貸款							
—定息	6.70	56,727	—	672,426	400,930	1,130,083	1,040,426
—浮息	4.41	—	—	305,040	375,727	680,767	652,000
中層控股公司貸款	3.78	—	—	9,574	—	9,574	9,404
		755,963	403,865	998,234	790,079	2,948,141	2,829,547

6. 財務工具*(續)*

6b. 財務風險管理目標與政策*(續)*

信貸風險

於二零零七年十二月三十一日，本集團及本公司所面對將導致財務虧損的最大信貸風險，乃由於對手方未能履行責任及財務擔保來自：

- 於資產負債表列示已確認財務資產之賬面值；及

- 於附註40所披露與本公司發行之財務擔保有關之或然負債金額。

為了盡量減低信貸風險，本集團管理層已委任專責隊伍就信貸額之釐定及信貸批核制訂內部監控程序與及其他監察程序，以確保採取跟進措施收回逾期之賬款。此外，本集團於各結算日以集體基礎檢討貿易債項之可收回數額，以確保就無法收回之數額作出足夠之減值虧損撥備。有鑑於此，本公司董事認為本集團之信貸風險已顯著地減低。

按所在地域劃分，本集團之應收貿易賬款、應收票據、應收合營企業款項及銀行結餘之信貸風險主要集中於中國。本集團並無其他牽涉多個對手方重大集中的信貸風險。

本集團及本公司之流動資金之信貸風險有限，原因是對手方均獲國際信貸評級機構評定為信貸評級優良。

流動風險

於管理流動資金風險方面，本集團經常監察及維持現金及現金等值於管理層視為充足之水平，以支付本集團營運所需，並減少現金流量波動之影響。管理層並經常監察銀行借款之運用，以確保符合貸款之條款。

本集團依賴銀行借貸作為流動資金之主要來源。於二零零七年十二月三十一日，本集團有可供使用但未動用之銀行貸款約304,681,000港元。詳情載於附註27。

6. 財務工具*(續)*

6b. 財務風險管理目標與政策*(續)*

市場風險(續)

(ii) *利率風險*

本集團之公平價值利率風險主要與定息銀行貸款有關(該等貸款之詳情見附註27)，該等貸款乃由中國附屬公司向中國銀行籌得。就該等定息貸款，本集團致力將貸款息率維持於市場水平。為達致這個目標，本集團與銀行磋商及訂立其利率可作一定浮動之若干循環貸款。有鑑於此，本公司董事認為本集團之公平價值利率風險甚低。

本集團及本公司之現金流利率風險主要與定息銀行貸款有關(該等貸款之詳情見附註27)。本集團之政策乃將貸款維持於浮動利率以減低公平價值利率風險。

本集團之金融負債之利率風險詳情載於本附註之流動風險管理部分。本集團及本公司之現金流利率風險主要集中於本公司所籌得本集團港元貸款之香港銀行同業拆息的波動。

敏感度分析

下列敏感度分析根據浮息銀行貸款之利率風險而釐定。此分析乃假設於結算日未償付之負債金額已全年仍未償付。50個基本點子升跌為向主要管理人員內部匯報之利率風險，並為管理層對利率可能合理變動之評估。

倘利率已升／跌50個基本點子而其他可變項目維持不變，則本集團及本公司截至二零零七年十二月三十一日止年度的稅前溢利將會減／增3,260,000港元(二零零六年： 減／增3,270,000港元)。

6. 財務工具*(續)*

6b. 財務風險管理目標與政策*(續)*

市場風險(續)

(i) *貨幣風險(續)*

管理層認為本集團及本公司於報告日賬面值屬重大以外幣列值的貨幣資產及貨幣負債如下：

	本集團				本公司			
	負債		資產		負債		資產	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
港元	**652,000**	654,000	**66,618**	15,594	**652,000**	654,000	**24,541**	3,361
美元	**—**	—	**242,464**	128,914	**—**	—	**1,562**	—

敏感度分析

下表詳述本集團及本公司對人民幣兌美元及港元升值或減值5%之敏感度。5%為向主要管理人員內部匯報外匯風險所用之敏感率，並為管理層對匯率可能合理變動之評估。敏感度分析僅包括已發行之以外幣列值之貨幣項目，並於年末調整其兌換以反映匯率之5%變動。下列正數表示人民幣兌有關貨幣出現人民幣升值5%，所導致的溢利增加。倘人民幣兌有關貨幣出現人民幣減值5%，則將會對溢利造成相等及相反之影響，而下列結餘將會為負數。

	本集團						本公司					
	港元影響			美元影響			港元影響			美元影響		
	二零零七年	二零零六年		二零零七年	二零零六年		二零零七年	二零零六年		二零零七年	二零零六年	
	千港元	*千港元*		*千港元*	*千港元*		*千港元*	*千港元*		千港元	千港元	
除稅前溢利	**27,875**	30,400	(i)	**(11,546)**	(6,139)	(ii)	**29,879**	30,983	(i)	(74)	—	(ii)

(i) 此主要來自年底港元銀行結餘及銀行貸款所面對之風險。

(ii) 此主要來自年底美元銀行結餘及應收款項所面對之風險。

6. 財務工具

6a. 財務工具分類

	本集團		本公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	*千港元*	*千港元*	*千港元*
財務資產				
貸款及應收款項(包括現金及現金等值)	**1,457,154**	1,047,816	**871,057**	870,841
財務負債				
攤銷成本	**2,829,547**	2,504,034	**652,000**	654,000
金融衍生工具	**551**	—	**551**	—

6b. 財務風險管理目標與政策

本集團及本公司之主要財務工具包括應收貿易賬款及其他應收款項、應收票據、應收合營企業款項、應收附屬公司款項、銀行結存、應付貿易賬款及其他應付款項、應付票據、應付關聯公司貿易款項、應付關聯公司款項、中層控股公司貸款及無抵押銀行貸款。該等財務工具之詳情已於有關之附註披露。若干該等財務工具的相關風險包括市場風險(即貨幣風險及利率風險),信貸風險及流動風險。下文載列如何減低該等風險之政策。管理層管理及監察該等風險,以確保及時及有效地採取適當措施。

市場風險

(i) *貨幣風險*

本集團主要在中國營運,大部份交易以人民幣定值及結算。雖然本公司有若干附屬公司以外幣進行銷售(主要為美元)及本公司籌得以港元列值之銀行貸款,從而令本集團須面對外匯風險。

本集團現無外匯對沖政策。然而,管理層會密切注視外匯風險,在有需要時會考慮運用對沖工具。

4. 估計不確定性之主要來源

於結算日可能導致下個財政年度之資產與負債賬面值須作出重大調整之估計不確定性之其他主要來源現披露如下。

商譽計值

釐定商譽有否減值需估計獲分配商譽之現金產生單位之使用價值。在計算使用價值時，本集團需估計該現金產生單位預計會產生之未來現金流量，並以適當之貼現率計算其現值。倘實際未來現金流較預期少，則可能產生重大減值虧損。於結算日之商譽賬面值約為260,848,000港元(其中約160,130,000港元計入商譽儲備)。於結算日，董事評估提撥商譽減值虧損之需要，並根據結果而維持商譽之賬面值。有關減值測試之詳情載於附註19。

5. 資本風險管理

本集團資本管理的宗旨乃透過優化債項及股本結餘，確保本集團將可以持續方式經營的同時，能夠為股東帶來最大回報。本集團的整體策略保持與過往年度一樣不變。

本集團資本結構包括淨負債(包括附註27所披露的借貸(扣減現金及現金等值))及本公司股權持有人應佔權益(包括已發行股本、保留溢利及其他儲備)。

本公司董事定期檢討資本架構。作為檢討的一部分，董事考慮資本成本及與每一類別資本有關的風險。本集團會根據董事推薦建議，透過派付股息、發行新股及回購股份，以及發行新債或贖回現有負債平衡其整體資本結構。

3. 主要會計政策(續)

稅項(續)

遞延稅項資產之賬面值於每個結算日均作檢討，並在不大可能再有足夠應課稅溢利收回全部或部份資產時減少。

遞延稅項乃按預期於負債償還或資產變現期間之適用稅率計算。遞延稅項會扣自或計入損益賬，惟有關直接扣自或計入股本權益之項目，則有關之遞延稅項亦會於股本權益中處理。

稅務抵免

只有當本集團符合基本要求或自相關稅務部門收到退稅時，則稅務抵免於綜合收益表中確認為收入。

外幣

於編製各個別集團實體之財務報表時，以該實體之功能貨幣以外之貨幣(「外幣」)進行之交易乃按於交易日期之匯率換算為其功能貨幣(即該實體經營所在之主要經濟環境之貨幣)。於各結算日，以外幣定值之貨幣項目乃按結算日之匯率重新換算。按外幣過往成本計量之非貨幣項目毋須重新換算。

於結算及換算貨幣項目時產生之匯兌差額乃於其產生之期間於損益賬確認。

就綜合財務報表之呈列而言，本集團之資產與負債乃按結算日之匯率換算為本集團之列賬貨幣(即港元)，而其收入及支出乃按該年度之平均匯率換算，惟倘匯率於該期間內出現大幅波動則除外，在此情況下採用交易日之匯率換算。所產生之匯兌差額(如有)乃確認為股本權益之獨立部份(「匯兌儲備」)。該等匯兌差額乃於境外業務售出之期間內於損益賬確認。

於二零零五年一月一日或以後，於收購海外業務時所產生已收購可識別資產的商譽及公平價值調整乃當作該海外業務的資產及負債處理，並於結算日通行匯率進行換算。產生的匯兌差額乃於匯兌儲備內確認。

於二零零五年一月一日前收購海外業務所產生的可識別資產的公平值調整乃當作收購者的非貨幣外幣項目處理，並以收購當日通行的歷史匯兌率呈報。

3. 主要會計政策(續)

收入之確認(續)

財務資產之利息收入乃按時間基準，參考未償還本金及適用之實際利率計算，該利率為確實地將財務資產之預計可用年期內之估計未來現金收入貼現至該資產之賬面淨值之貼現率。

退休福利計劃成本

向強制性公積金計劃及國家管理之退休福利計劃之供款乃於僱員因提供服務而有權享有該等供款時列作開支。

經營租賃

根據經營租賃應付之租金以直線法按有關租約年期自損益賬扣除。作為吸引訂立經營租約之已收及應收利益乃於租約年期以直線法確認為租金開支之扣減。

借貸成本

所有借貸成本乃於產生之期間在綜合收益表確認為財務費用。

稅項

所得稅支出指當期應付稅項及遞延稅項。

當期應付稅項按年內應課稅溢利計算。應課稅溢利與綜合收益表所報之溢利不同，此乃由於其不包括在其他年度應課稅或可扣減之收入或支出項目，亦不包括不用課稅或不可扣減之項目。本集團之當期稅項負債乃按結算日已生效或實際上已生效之稅率計算。

遞延稅項乃就綜合財務報表內資產與負債之賬面值與計算應課稅溢利所用之相應稅基之差額而確認，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅暫時差異確認，而遞延稅項資產則限於有頗大機會在日後出現可用以扣減暫時差異之應課稅溢利時確認。若暫時差異乃因商譽或首次確認一項既不影響應課稅溢利亦不影響會計溢利之交易(業務合併除外)中之其他資產及負債而產生，則不會確認該等資產及負債。

附屬公司及合營企業權益產生的稅務暫時差異確認在遞延稅項負債，除當本集團能夠控制暫時差異的撥回及暫時差異可能於可預見將來將不會撥回外。

3. 主要會計政策*(續)*

財務工具*(續)*

衍生金融工具

衍生工具以衍生工具合約簽訂日的公平價值作初次確認及其後以各結算日的公平價值重新計量。所產生的收益或虧損將即時於損益賬內確認。

取消確認

若從資產收取現金流之權利已到期，或財務資產已轉讓及本公司已將其於財務資產擁有權之絕大部份風險及回報轉移，則財務資產將被取消確認。於取消確認財務資產時，資產之賬面值與已收及應收代價總額之差額及已於股本直接確認的累計累計損益於損益賬確認。

財務負債則於有關合約之特定責任獲解除、取消或到期時取消確認。取消確認之財務負債之賬面值與已付及應付代價之差額於損益賬確認。

有形無形資產的減值虧損(商譽以外)(有關商譽之會計政策請參閱上文)

每逢結算日，本集團會檢討其有形及無形資產之賬面值，以確定有否象顯示此等資產出現減值虧損。如果某項資產可收回之數額估計會低於其賬面值，該項資產之賬面值會撇減至可收回之數額。減值虧損即時確認為開支。

如減值虧損其後撥回，則資產之賬面值將增加至經修訂之估計可收回數額，惟增加後之賬面值不得超過假設過往年度並無確認該資產之減值虧損所釐定之賬面值。撥回之減值虧損即時確認為收益。

收入之確認

收入為於日常業務過程中出售之貨物及提供之服務之已收及應收代價之公平價值，乃扣除退貨、折扣及銷售相關稅項而列賬。

銷售貨品的收益乃於貨品交付及所有權轉移後確認。

服務收入於提供服務時確認。

投資所得之股息收入於本公司可收取該等款項之權利確立時確認。

3. 主要會計政策*(續)*

財務工具*(續)*

財務資產*(續)*

財務資產減值(續)

就按攤銷成本計值的財務資產而言，減值虧損於有客觀證據顯示資產出現減值時在損益賬確認，並按該項資產賬面值及以原有實際利率折現所得估計未來現金流量現值之間的差額計算。

與所有財務資產有關的減值虧損會直接於金融資產的賬面值中作出扣減，惟應收貿易賬款除外，其賬面值會透過撥備賬作出扣減。撥備賬內的賬面值變動會於損益賬中確認。當應收貿易賬款被視為不可收回時，其將於撥備賬內撇銷。於其後重新收取的先前撇銷的款項將計入損益賬。

倘於隨後期間減值虧損的數額減少，而此項減少可客觀地與確認減值後的某一事件聯繫，則先前確認的減值虧損於損益賬中予以撥回，惟於撥回減值當日的資產賬面值不得超逾假設未確認減值時的已攤銷成本。

財務負債及股本權益

集團實體發行之財務負債及股本權益工具乃根據所訂立之合約安排之性質與及財務負債及股本權益工具之定義而分類。

股本權益工具為證明於集團經扣除其所有負債後之資產中所剩餘權益之任何合約。

實際利率法

實際利率法用於計算財務負債的攤銷成本，及於有關期間內分配利息開支。實際利率指對財務負債於整段預期年限(或稍短的期限，倘適用)內的預期未來現金收入準確折現時採用的利率。其利息開支按實際利率基準予以確認。

財務負債

財務負債(包括應付貿易賬款及其他應付款項、應付票據、應付關聯公司貿易款項、應付關聯公司款項、無抵押銀行貸款、最終控股公司／中層控股公司貸款及關聯公司貸款)乃隨後採用實際利率法按已攤銷成本計量。

股本權益工具

本公司發行之股本權益工具乃按實得款項(扣除直接發行成本)入賬。

3. 主要會計政策*(續)*

財務工具*(續)*

財務資產

本集團之財務資產包括貸款及應收款項。

實際利率法

實際利率法用於計算財務資產或財務負債的攤銷成本，及於有關期間內分配利息收入。實際利率指對財務資產於整段預期年限(或稍短的期限，倘適用)內的預期未來現金收入(包括於屆滿時支付或收取屬實際利息主要部分的全部費用、交易成本及其他溢價或折讓)或款項準確折現時採用的利率。就債務工具而言，其收入按實際利率基準予以確認。

貸款及應收款項

貸款及應收款項為附帶固定或可釐定付款之非衍生性質財務資產，而其在活躍市場並無報價。於首次確認後之各個結算日，貸款及應收款項(包括應收貿易賬項及其他應收款項、應收票據、應收關聯公司貿易款項、應收合營企業款項、應收貸款、已抵押銀行存款及銀行結存)乃按利用實際利息法計算之已攤銷成本，減任何已知減值虧損列賬(見下述財務資產減值虧損之會計政策)。

財務資產減值

財務資產於各結算日獲評估是否存有減值跡象。倘出現客觀證據，即因財務資產初步確認後產生之一項或多項事件，財務資產估計未來現金流量受到影響，則財務資產列作減值。

減值的客觀證據可能包括：

- 發行人或對手方出現重大財政困難；或
- 違約或拖欠利息或本金支付；或
- 或借款人有可能面臨破產或財務重組。

就若干類別的財務資產(如應收貿易賬款)而言，估定不會單獨作出減值的資產會於其後彙集一併評估減值。應收賬款組合出現減值的客觀證據包括本集團過往收款經驗、組合內逾期超過平均信貸期90日的還款數目上升、國家或地區經濟狀況出現明顯變動導致應收賬款未能償還。

3. 主要會計政策(續)

物業、機器及設備(續)

研究及開發成本(續)

內部產生之無形資產之初步確認金額為無形資產首次達致確認情況日期起所產生之費用總和。若無內部產生之無形資產可獲確認，開發費用於產生期間內計入損益賬。

於初步確認後，內部產生之無形資產乃按成本減累計攤銷及累計減值虧損列賬，與獨立收購之無形資產之基準相同。

於附屬公司之投資

於附屬公司之投資按成本減任何已知減值虧損列入本公司之資產負債表內。

合營企業

合營企業指涉及一間獨立企業之成立而各合營方對該企業之經濟活動有共同控制權之合營安排。

合營企業之業績以及資產與負債乃以權益會計法列入綜合財務報表。根據權益法，於合營企業之投資乃按成本經調整收購後本集團應佔該合營企業之淨資產之變動，減任何已知減值虧損而在綜合財務報表列賬。當本集團應佔合營企業之虧損等於或超過本集團於該合營企業之權益，本集團即停止確認其應佔之進一步虧損。本集團會就額外應佔之虧損撥備，並會確認負債，惟僅以本集團已產生法定或推定責任或代表該合營企業支付之款項為限。

當某集團實體與本集團之合營企業交易，溢利或虧損乃以本集團於合營企業之權益為限而對銷。

存貨

存貨按成本與可變現淨值兩者之較低值列賬。成本按加權平均法計算。

財務工具

財務資產及財務負債乃當集團實體成為工具合約條文之訂約方時，在資產負債表上確認。財務資產及財務負債最初以公平價值計量。因收購或發行財務資產及財務負債而直接產生之交易成本於首次確認時新增至財務資產及財務負債之公平價值或自該等價值扣除(如適用)。

3. 主要會計政策*(續)*

物業、機器及設備

物業、機器及設備包括持作生產或供應貨品或服務用途或作行政用途的樓宇(在建工程除外)按成本減累計折舊及累計減值虧損入賬。

折舊乃根據物業、機器及設備(在建工程除外)之估計可使用年期並計入其估計剩餘價值後，以直線法撇銷其成本而撥備。

在建工程包括正在建造以供生產或自用之物業、機器及設備。在建工程以成本減累計減值虧損列賬。在建工程於完成後可供用於擬定用途時重新分類為物業、機器及設備之適當類別。此等資產之折舊基準與其他物業資產相同，乃於資產可供用於擬定用途時開始計提。

物業、機器及設備項目於出售時或預計不會從繼續使用該資產而得到任何經濟利益時取消確認。資產取消確認時產生之任何收益或虧損(按該項目之出售所得款項淨額與賬面值之差額計算)乃於該項目取消確認之年度計入綜合收益表。

預付租賃款項

預付租賃款項指為獲取租賃土地權益而預先支付之款項，乃按成本列值，並以直線法於租賃期內予以攤銷。

無形資產

獨立收購之無形資產

獨立收購且具有限可使用年期之無形資產乃按成本減累計攤銷及任何累計減值虧損而列賬。有限可使用年期之無形資產之攤銷乃按其估計可使用年期以直線法計算。

因取消確認無形資產而產生之收益或虧損乃按出售所得款項淨額與有關資產之賬面值之差額計量，並於有關資產取消確認時在綜合收益表確認。

研究及開發成本

研究事務之支出於出現之期間確認為開支。

因開發支出所產生而源自內部之無形資產，僅於明確界定項目之開發成本預料會從日後之商業活動中收回時確認。所產生之資產按可使用年期以直線法攤銷，並按成本減其後累計之攤銷及任何累計減值虧損列賬。

3. 主要會計政策*(續)*

商譽

於二零零五年一月一日前收購產生的商譽

因收購附屬公司及一間合營企業(協議日期為於二零零五年一月一日之前)產生之商譽乃指收購成本超逾本集團於收購當日應佔相關附屬公司及合營企業可識別資產及負債公平價值之權益之差額。

因收購附屬公司及一間合營企業(協議日期為於二零零一年一月一日之前)產生之商譽繼續於儲備持有，並將於出售與該商譽有關之業務或與該商譽有關之現金產生單位減值時自保留溢利扣除。

對於因在二零零一年一月一日後收購一間附屬公司而產生並於先前已資本化之商譽，本集團自二零零五年一月一日起不再繼續攤銷，而有關商譽每年及凡商譽有關之現金產生單位有可能出現減值的跡象時進行減值測試(見下文所載會計政策)。

於二零零五年一月一日後收購產生的商譽

因收購業務(其協議日期為二零零五年一月一日或以後)而產生的商譽指收購成本超越本集團於收購當日在相關業務可識別資產、負債及或然負債公平價值的部份。該等商譽乃按成本值減累計減值虧損列賬。

因收購業務而產生並已資本化的商譽於合併資產負債表獨立呈列。

就測試有否減值而言，因收購附屬公司而產生之商譽乃分配予預計可從收購之協同效益受惠之各有關現金產生單位(或各組現金產生單位)。獲分配商譽之現金產生單位每年及每當有跡象顯示該單位出現減值時予以測試有否減值。對於財政年度內因收購而產生之商譽，獲分配商譽之現金產生單位在該財政年度完結前予以測試有否減值。當現金產生單位之可收回數額少於該單位之賬面值，將分配減值虧損以首先減低任何分配予該單位之商譽，然後根據該單位各資產之賬面值按比例地減低分配予該單位之其他資產。商譽之任何減值虧損直接於綜合收益表確認。商譽之減值虧損不會在隨後之期間撥回。

就其後出售相關現金產生單位而言，已資本化的商譽應佔款額會於釐定出售盈虧時考慮。

3. 主要會計政策*(續)*

綜合財務報表乃根據香港會計師公會頒布之財務報告準則而編製。此外，綜合財務報表包括香港聯合交易所有限公司證券上市規則(「上市規則」)及香港《公司條例》規定提供之相關披露資料。

綜合賬目之基準

綜合財務報表包括本公司及由本公司控制之實體(其附屬公司)所編製之財務報表。凡本公司有權掌管一間實體之財務及營運政策以自活動獲得利益即構成控制。

年內收購或出售之附屬公司之業績，由生效收購日期起或直至生效出售日期止(視情況而定)列於綜合收益表。

如有需要，會對附屬公司之財務報表作出調整，以令其會計政策與本集團其他成員公司所用者一致。

所有集團內之交易、結餘、收入及支出乃於綜合賬目時對銷。

綜合入賬之附屬公司之淨資產之少數股東權益乃與本集團擁有之股本權益分開呈列。於該等淨資產之少數股東權益包括於原本之商業合併日期該等權益之金額及自合併日期以來少數股東應佔股本權益之變動。適用於少數股東及超過少數股東於附屬公司之股本權益之虧損乃與本集團之權益對銷，惟倘如少數股東有具約束力之義務及能夠額外作出投資以填補虧損則除外。

業務合併

收購附屬公司使用收購會計法列賬。收購成本乃按為換取被收購公司控制權而於交換日期所給予資產的總公平價值、所產生或所承擔的負債及本集團發行的股本工具，加上業務合併的直接應佔成本計算。獲收購公司的可識別資產、負債及或然負債若符合香港財務報告準則第3號「業務合併」的確認條件，則按收購當日的公平價值確認。

收購產生的商譽乃確認為資產並按成本(即業務合併的成本高於齒輪集團於已確認可識別資產、負債及或然負債的公平淨值所佔權益的部分)作初步釐定。於重新評估後，倘本集團於獲收購公司的已確認可識別資產、負債及或然負債的公平淨值所佔權益高於業務合併的成本，則該高出數額即時於損益確認。

獲收購公司的少數股東權益初步按少數股東於已確認資產、負債及或然負債的公平淨值比例計算。

2. 應用新訂及經修訂香港財務報告準則(「財務報告準則」)*(續)*

本集團已追溯應用香港會計準則第1號(修訂本)及香港財務報告準則第7號之披露規定。根據香港會計準則第32號的規定於往年呈列的若干資料已作移取,以及於本年度首次呈列根據香港會計準則第1號(修訂本)及香港財務報告準則第7號規定的相關比較資料。

本集團並無提早採納下列已頒布但尚未生效的新訂及經修訂準則或詮釋。

香港會計準則第1號(經修訂)	財務報表的呈列[1]
香港會計準則第23號(經修訂)	借款成本[1]
香港會計準則第27號(經修訂)	綜合及獨立財務報表[2]
香港財務報告準則第2號(修訂本)	歸屬條件及註銷[1]
香港財務報告準則第3號(經修訂)	業務合併[2]
香港財務報告準則第8號	經營分部[1]
香港(國際財務報告詮釋委員會)詮釋11	香港財務報告準則第2號 - 集團及庫存股份交易[3]
香港(國際財務報告詮釋委員會)詮釋12	服務專營權安排[4]
香港(國際財務報告詮釋委員會)詮釋13	客戶忠誠計劃[5]
香港(國際財務報告詮釋委員會)詮釋14	香港會計準則第19號 - 界定福利產之限制、最低資金需求及兩者之相互關係[4]

[1] 於二零零九年一月一日或其後開始年度期間生效
[2] 於二零零九年七月一日或其後開始年度期間生效
[3] 於二零零七年三月一日或其後開始年度期間生效
[4] 於二零零八年一月一日或其後開始年度期間生效
[5] 於二零零八年七月一日或其後開始年度期間生效

採納香港財務報告準則第3號(經修訂)可能影響收購日期於首個年度報告期間(始於二零零九年七月一日或之後)開始或之後業務合併的會計方法。香港會計準則第27號(經修訂)將會影響母公司於附屬公司的擁有權權益變動但不導致喪失控制權的會計處理,此將計入權益交易。本公司董事預期應用該等新訂準則、經修訂及修訂準則或詮釋並不會對本集團之業績及財務狀況造成重大影響。

3. 主要會計政策

綜合財務報表乃根據歷史成本編製,惟若干金融工具以公平價值計算除外,詳情見下文載列之會計政策。

1. 一般事項

本公司乃於香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司(「聯交所」)上市。本公司之註冊辦事處地址及主要營業地點列於年報之「公司資料」一節。

於二零零七年六月二十六日前，本公司之母公司及最終控股公司為於中華人民共和國(「中國」)設立之石藥集團有限公司(「石藥公司」)，其擁有本公司已發行股本約50.93%。於二零零七年六月二十六日，一間於中國成立之投資控股公司聯想控股有限公司向石家莊市人民政府國有資產監督管理委員會收購石藥公司全部權益，並由該日起成為本公司之最終控股公司。石藥公司連同其控制的公司(不包括本公司及其附屬公司(統稱「本集團」))以下統稱為「石藥集團」。於二零零七年十二月三十一日，石藥集團之全資附屬公司中國詩薇製藥有限公司(一間於香港註冊成立之有關公司)乃本公司的直接控股公司。

本公司乃一間投資控股公司，其附屬公司主要從事製造及銷售製藥產品。

本公司之功能貨幣為人民幣。基於本公司乃於香港上市，綜合財務報表乃以港元呈列，以方便股東閱覽。

2. 應用新訂及經修訂香港財務報告準則(「財務報告準則」)

在本年內，本集團首次應用下列由香港會計師公會頒布於二零零七年一月一日開始之會計期間生效之新訂準則、修訂及詮釋(「新財務報告準則」)。

香港會計準則第1號(修訂本)	股本披露
香港財務報告準則第7號	財務工具：披露
香港(國際財務報告準則詮釋委員會)詮釋7	香港會計準則第29號「超通脹經濟中之財務報表」之應用處理
香港(國際財務報告準則詮釋委員會)詮釋8	香港財務報告準則第2號之範圍
香港(國際財務報告準則詮釋委員會)詮釋9	重新評估嵌入式衍生工具
香港(國際財務報告準則詮釋委員會)詮釋10	中期財務報表及減值

採納該等新訂財務報告準則對本會計期間或過往會計期間業績及財務狀況之編製及呈列方式並無構成重大影響，故毋須作出過往年度調整。

綜合現金流動表

截至二零零七年十二月三十一日止年度

	附註	二零零七年 千港元	二零零六年 千港元
融資活動			
償還銀行貸款		**(912,601)**	(726,000)
償還關聯人士貸款		**(146,000)**	—
已付利息		**(112,459)**	(95,443)
償還最終控股公司貸款		**(50,439)**	—
已付附屬公司少數股東之股息		**(426)**	—
新借銀行貸款		**1,009,149**	785,000
關聯公司貸款		**126,000**	20,000
附屬公司之少數股東資本投入		**5,000**	—
最終控股公司貸款		**—**	1,400
融資活動所用現金淨額		**(81,776)**	(15,043)
現金及現金等值增加(減少)淨額		**23,959**	(110,899)
年初之現金及現金等值		**387,405**	472,706
外幣匯率變動之影響		**24,728**	25,598
年末之現金及現金等值，即銀行結存及現金		**436,092**	387,405

綜合現金流動表

截至二零零七年十二月三十一日止年度

	附註	二零零七年 千港元	二零零六年 千港元
經營業務			
除税前溢利		**522,348**	1,600
按下列各項調整：			
無形資產攤銷		**28,204**	20,902
預付租賃款項攤銷		**5,384**	4,361
衍生金融工具公平值變動		**551**	—
物業、機器及設備折舊		**392,795**	311,391
財務費用		**112,809**	95,776
利息收入		**(3,489)**	(4,284)
出售物業、機器及設備虧損(收益)		**48,549**	(3)
解除少數股東負債		**—**	(1,595)
應佔合營企業虧損		**2,683**	3,350
營運資金變動前之經營現金流量		**1,109,834**	431,498
存貨(增加)減少		**(213,678)**	73,118
應收貿易賬款及其他應收款項增加		**(178,497)**	(61,501)
應收票據(增加)減少		**(183,085)**	19,780
應收關聯公司貿易賬款(增加)減少		**(5,854)**	11,733
應收合營企業款項(增加)減少		**(619)**	3,892
應付貿易賬款及其他應付款項增加(減少)		**443,699**	(112,521)
應付票據減少		**(53,581)**	(180,758)
應付關聯公司貿易賬款增加		**14,460**	11,360
應付關聯公司款項(減少)增加		**(16,918)**	6,308
應付合營企業貿易賬款減少		**—**	(3,107)
來自經營業務之現金		**915,761**	199,802
退回中國企業所得税		**15,882**	34,250
已付中國企業所得税		**(32,149)**	(3,234)
經營業務所得現金淨額		**899,494**	230,818
投資活動			
購買物業、機器及設備		**(602,328)**	(335,997)
收購附屬公司	*36*	**(141,954)**	—
購買無形資產		**(35,413)**	(5,778)
已付投資於聯營公司之按金		**(21,277)**	—
預付租賃款項		**(2,979)**	(3,090)
已收利息		**3,489**	4,284
已抵押銀行存款減少(增加)		**3,353**	(1,676)
出售物業、機器及設備之所得款項		**3,350**	173
提早終止土地租賃之所得款項		**—**	14,740
償還應收貸款		**—**	670
投資活動所用現金淨額		**(793,759)**	(326,674)

綜合股本權益變動表

截至二零零七年十二月三十一日止年度

	本公司股本權益持有人應佔									
	股本	股份溢價	資本投入	商譽儲備	匯兌儲備	非分派儲備	保留溢利	總額	少數股東權益	總額
	千港元	千港元	千港元	千港元	千港元	千港元 （附註i）	千港元	千港元	千港元	千港元
二零零六年一月一日	153,812	1,116,727	1,362	(167,254)	71,120	355,524	953,541	2,484,832	10,696	2,495,528
直接確認於權益之因換算海外附屬公司而產生之匯兌差額	–	–	–	–	140,908	–	–	140,908	393	141,301
本年度溢利	–	–	–	–	–	–	15,664	15,664	(301)	15,363
本年度已確認之收入及開支總額	–	–	–	–	140,908	–	15,664	156,572	92	156,664
轉撥	–	–	–	–	–	27,242	(27,242)	–	–	–
最終控股公司之資本投入	–	–	237	–	–	–	–	237	–	237
處理附屬公司時解除（附註ii）	–	–	–	–	–	–	–	–	(1,595)	(1,595)
於二零零六年十二月三十一日	**153,812**	**1,116,727**	**1,599**	**(167,254)**	**212,028**	**382,766**	**941,963**	**2,641,641**	**9,193**	**2,650,834**
直接確認於權益之因換算海外附屬公司而產生之匯兌差額	**–**	**–**	**–**	**–**	**233,269**	**–**	**–**	**233,269**	**1,128**	**234,397**
本年度溢利	**–**	**–**	**–**	**–**	**–**	**–**	**477,388**	**477,388**	**(609)**	**476,779**
本年度已確認之收入及開支總額	**–**	**–**	**–**	**–**	**233,269**	**–**	**477,388**	**710,657**	**519**	**711,176**
轉撥有關一間合營企業產生之商譽減值	**–**	**–**	**–**	**7,124**	**–**	**–**	**(7,124)**	**–**	**–**	**–**
轉撥	**–**	**–**	**–**	**–**	**–**	**170,844**	**(170,844)**	**–**	**–**	**–**
一間附屬公司之少數股東資本注入	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**5,000**	**5,000**
收購一間附屬公司（附註36）	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**4,556**	**4,556**
已付一間附屬公司之少數股東股息	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(426)**	**(426)**
於二零零七年十二月三十一日	**153,812**	**1,116,727**	**1,599**	**(160,130)**	**445,297**	**553,610**	**1,241,383**	**3,352,298**	**18,842**	**3,371,140**

附註：

(i) 非分派儲備包括根據中華人民共和國（「中國」）法規須自本公司於中國之附屬公司及合營企業之除稅後溢利中調撥之法定儲備。

(ii) 於二零零六年十二月三十一日止年度，本公司已處理其非全資附屬公司M2B.com.hk Limited。

資產負債表

於二零零七年十二月三十一日

	附註	二零零七年 千港元	二零零六年 千港元
非流動資產			
物業、機器及設備	15	**230**	674
於附屬公司之投資	33	**1,320,766**	1,202,044
		1,320,996	1,202,718
流動資產			
其他應收款項		**6,356**	4,808
應收附屬公司款項	34	**844,107**	866,733
銀行結存及現金	22	**26,172**	3,429
		876,635	874,970
流動負債			
其他應付款項		**16,486**	13,174
無抵押銀行貸款	27	**292,000**	242,000
衍生金融工具	29	**551**	—
		309,037	255,174
流動資產淨值		**567,598**	619,796
總資產減流動負債		**1,888,594**	1,822,514
非流動負債			
無抵押銀行貸款	27	**360,000**	412,000
資產淨值		**1,528,594**	1,410,514
資本及儲備			
股本	31	**153,812**	153,812
儲備	35	**1,374,782**	1,256,702
權益總額		**1,528,594**	1,410,514

董事
蔡東晨

董事
翟健文

綜合資產負債表

於二零零七年十二月三十一日

	附註	二零零七年 千港元	二零零六年 千港元
非流動負債			
無抵押銀行貸款	*27*	**716,383**	777,000
最終控股公司貸款	*28*	**—**	59,493
關聯公司貸款	*30*	**—**	20,000
		716,383	856,493
資產淨值		**3,371,140**	2,650,834
資本及儲備			
股本	*31*	**153,812**	153,812
儲備		**3,198,486**	2,487,829
本公司股本權益持有人應佔之權益		**3,352,298**	2,641,641
少數股東權益		**18,842**	9,193
權益總額		**3,371,140**	2,650,834

第21至78頁之綜合財務報表於二零零八年四月十七日由董事會核准及批准刊登，並由下列董事代表簽署：

董事
蔡東晨

董事
翟健文

綜合資產負債表

於二零零七年十二月三十一日

	附註	二零零七年 千港元	二零零六年 千港元
非流動資產			
物業、機器及設備	15	**3,648,284**	3,233,026
預付租賃款項	16	**174,544**	145,923
無形資產	17	**58,876**	48,275
商譽	18	**100,718**	55,764
已付投資於聯營企業之按金	20	**21,277**	—
於合營企業之權益	21	**20,146**	21,646
已抵押銀行存款	22	**751**	1,312
		4,024,596	3,505,946
流動資產			
存貨	23	**927,867**	682,935
應收貿易賬款及其他應收款項	24	**768,828**	574,488
應收票據	24	**281,586**	98,501
預付租賃款項	16	**5,384**	4,361
可收回稅項		**—**	1,165
應收關聯公司貿易賬款	25	**—**	2,660
應收合營企業款項	25	**14,392**	13,155
已抵押銀行存款	22	**—**	2,792
銀行結存及現金	22	**436,092**	387,405
		2,434,149	1,767,462
流動負債			
應付貿易賬款及其他應付款項	26	**1,127,786**	754,147
應付票據	26	**169,537**	223,118
應付關聯公司貿易賬款	25	**25,820**	11,360
應付關聯公司款項	25	**14,978**	10,454
應付稅項		**47,103**	15,002
無抵押銀行貸款	27	**976,043**	752,000
中層控股公司貸款	28	**9,404**	—
衍生金融工具	29	**551**	—
		2,371,222	1,766,081
流動資產淨值		**62,927**	1,381
總資產減流動負債		**4,087,523**	3,507,327

綜合收益表

截至二零零七年十二月三十一日止年度

	附註	二零零七年 千港元	二零零六年 千港元
收入	7	**4,986,059**	3,538,754
銷售成本		**(3,449,641)**	(2,925,429)
毛利		**1,536,418**	613,325
其他收入		**27,278**	34,814
銷售及分銷費用		**(379,203)**	(232,511)
行政費用		**(471,280)**	(308,094)
其他費用		**(74,822)**	(6,808)
經營溢利		**638,391**	100,726
應佔合營企業虧損		**(2,683)**	(3,350)
衍生金融工具公平值變動		**(551)**	—
財務費用	8	**(112,809)**	(95,776)
除稅前溢利	9	**522,348**	1,600
所得稅(開支)抵免	10	**(45,569)**	13,763
本年度溢利		**476,779**	15,363
應佔本年度溢利：			
本公司股本權益持有人		**477,388**	15,664
少數股東權益		**(609)**	(301)
		476,779	15,363
擬派股息	13	**76,906**	—
		港仙	港仙
每股盈利 — 基本	14	**31.04**	1.02

意見

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映　貴公司及　貴集團於二零零七年十二月三十一日的事務狀況及　貴集團截至該日止年度的溢利及現金流量，並已按照香港《公司條例》妥為編制。

德勤•關黃陳方會計師行
執業會計師

香港，二零零八年四月十七日

Deloitte
德勤

致中國製藥集團有限公司股東
(於香港註冊成立之有限公司)

本核數師(以下簡稱「我們」)已審核列載於第21至78頁中國製藥集團有限公司(以下簡稱「貴公司」)及其附屬公司(以下統稱「貴集團」)的綜合財務報表。此綜合財務報表包括於二零零七年十二月三十一日的綜合及公司資產負債表與截至該日止年度的之綜合收益表、綜合股本權益變動表及綜合現金流動表,以及主要會計政策概要及其他附註解釋。

董事就綜合財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港《公司條例》編制及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編制及真實而公平地列報綜合財務報表相關的內部控制,以使綜合財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述;選擇和應用適當的會計政策;及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見。我們的報告僅按照香港《公司條例》第141條,為股東(作為一個團體)而編制,並不為其他任何目的。我們並不就本報告之內容對任何其他人士承擔任何義務或接受任何責任。我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範,並規劃及執行審核,以合理確定綜合財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關綜合財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷,包括評估由於欺詐或錯誤而導致綜合財務報表存有重大錯誤陳述的風險。在評估該等風險時,核數師考慮與該公司編制及真實而公平地列報綜合財務報表相關的內部控制,以設計適當的審核程序,但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性,以及評價綜合財務報表的整體列報方式。

我們相信,我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

委任獨立非執行董事

本公司已收到各獨立非執行董事根據上市規則第3.13 條確認其獨立性之年度確認書。本公司認為全體獨立非執行董事具備獨立性。

酬金政策

本公司董事之酬金由薪酬委員會經考慮本公司之經營業績、個人表現及可作比較之市場統計資料後決定。

本公司已採納購股期權計劃，作為對董事及合資格僱員之一種鼓勵，該計劃之詳情載於綜合財務報表附註32。

公眾持股量規定

本公司於截至二零零七年十二月三十一日止年度內一直維持上市規則所規定不少於本公司已發行股份25%之足夠公眾持股量。

慈善捐獻

年內，本集團作出慈善捐獻約為454,000港元。

核數師

本公司將於股東週年大會上提呈續聘德勤 • 關黃陳方會計師行為核數師之決議案。

承董事會命

主席

蔡東晨

香港，二零零八年四月十七日

關連交易

本年度內須予披露之關連交易詳情載於綜合財務報表附註25。根據上市規則第14A.38 條，董事會委聘本公司核數師就本集團之持續關連交易進行若干議定之程序。核數師已就此等程序向董事會匯報其實際結果。獨立非執行董事已審視持續關連交易及核數師之報告，並確認本集團訂立之該等交易乃：

(i) 屬本集團日常及一般業務；

(ii) 按一般商業條款進行或該等交易條款不遜於獨立第三者所獲或開出之條款；及

(iii) 根據規範該等交易之相關協議進行，而交易條款公平合理並符合本公司股東之整體利益。

就有關收購石藥集團內蒙古中抗糖業有限公司(「中抗」)而言，當中詳情載於本綜合財務報表附註36及本公司日期為二零零七年八月三十日之公佈，獨立非執行董事確認中抗於截至二零零七年十二月三十一日止年度根據香港公認會計原則及準則之經審核溢利高於人民幣20,000,000元，符合交易協議所載之溢利保證規定。

購買、出售或贖回本公司之上市證券

本年度內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

根據上市規則第13.18 條作出之披露

根據三項銀行貸款協議，如石藥公司擁有少於40% 之本公司已發行股本，將視作未有履行責任。於二零零七年十二月三十一日，該等銀行貸款之未償還本金額為652,000,000 港元，而最後一期還款之到期日為二零一一年九月。

除上文所披露者外，本公司並無其他事項須按上市規則第13.18 條之規定而披露。

主要股東

於二零零七年十二月三十一日，按本公司根據證券條例第336 條存置之主要股東名冊所載，以下股東已知會本公司其於本公司已發行股本持有之相關權益。

主要股東名稱	身份	所持本公司普通股數目	佔已發行股本百分比
聯想控股有限公司職工持股會	受控制公司之權益	783,316,161 *(附註i)*	50.93%
聯想控股有限公司	受控制公司之權益	783,316,161 *(附註i)*	50.93%
石藥集團有限公司(「石藥集團」)	受控制公司之權益	783,316,161 *(附註i)*	50.93%
中國詩薇製藥有限公司	實益擁有人	783,316,161 *(附註ii)*	50.93%

附註:

(i) 聯想控股有限公司職工持股會擁有聯想控股有限公司35% 之權益，而聯想控股有限公司全資擁有石藥集團。因此，聯想控股有限公司職工持股會及聯想控股有限公司被視作擁有本公司783,316,161 股股份之權益，當中石藥集團擁有其間接權益。

(ii) 中國詩薇製藥有限公司為石藥集團之全資附屬公司。

除上文所披露者外，據本公司所知，於二零零七年十二月三十一日，本公司之已發行股本中概無任何其他有關權益或淡倉或相當於本公司已發行股本5% 或以上之任何其他權益。

董事之股份、相關股份及債券權益

於二零零七年十二月三十一日，董事及其聯繫人士於本公司及其聯營公司(定義見證券及期貨條例(「證券條例」)第XV部)之股份、相關股份及債券中擁有須記錄於本公司按證券條例第352 條存置之登記冊內之權益，或依據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)所載上市公司董事進行證券交易之標準守則(「標準守則」)須知會本公司及聯交所之權益如下：

好倉：

董事姓名	身份	所持已發行普通股數目	佔本公司已發行股本百分比
翟健文	實益擁有人	4,000	0.00026%

除上文所披露者外，於二零零七年十二月三十一日，各董事或其聯繫人士概無在本公司或其任何聯營公司之股份、相關股份及債券中擁有權益或淡倉。

購買股份或債券之安排

除綜合財務報表附註32所披露者外，本公司、其控股公司或其任何同系附屬公司或附屬公司於本年度內概無任何安排，致令本公司董事藉取得本公司或任何其他法人團體之股份或債券而獲得利益。

董事及高層管理人員個人資料*(續)*

李嘉士

李先生，四十七歲，於一九九六年獲委任為本公司獨立非執行董事，並於二零零四年獲重新委任為非執行董事。他亦為本公司審核委員會及薪酬委員會成員。李先生持有香港大學法學士學位。他是專業律師及香港一間律師行之合夥人。

霍振興

霍先生，七十二歲，於一九九四年獲委任為本公司獨立非執行董事。他亦為本公司審核委員會及薪酬委員會成員。霍先生是中國工商銀行河北省分行及石家莊市支行前行長。

齊謀甲

齊先生，七十五歲，於一九九六年獲委任為本公司獨立非執行董事。他為中國國家藥品監督管理局(「中國藥管局」，現稱為中國國家食品藥品監督管理局)前董事，分別於一九七八年及一九八二年至一九九四年出任中國藥管局副局長及局長。

郭世昌

郭先生，六十六歲，於二零零四年獲委任為本公司獨立非執行董事。他於一九九三年至二零零二年出任中國河北省人民政府副省長。

陳兆強

陳先生，五十歲，於二零零四年獲委任為本公司獨立非執行董事。他亦為本公司審核委員會及薪酬委員會成員。他是合資格會計師，並為安大略省特許會計師公會會員。他持有加拿大安大略省約克大學工商管理碩士學位，在財務及投資方面擁有豐富經驗。

董事於重大合約上之利益

胡關李羅律師行(李嘉士先生為該律師行之合夥人)向本集團提供專業服務，並就此收取一般酬金。

除上文所披露者外，本公司各董事在本公司、其控股公司或其任何同系附屬公司或附屬公司於年終或年內任何時間仍然生效之重大合約中，概無直接或間接擁有重大利益。

董事及高層管理人員個人資料

蔡東晨

蔡先生，五十四歲，本公司主席，於一九九八年獲委任為本公司執行董事。蔡先生畢業於中華人民共和國(「中國」)河北財經學院，在製藥業累積逾三十年技術及管理經驗。

岳進

岳先生，四十四歲，於二零零一年獲委任為本公司執行董事。他畢業於中國河北大學，在製藥業累積逾二十年技術及管理經驗。

馮振英

馮先生，五十二歲，於二零零三年獲委任為本公司執行董事。他畢業於中國河北化學學院，在製藥業累積逾二十年技術及管理經驗。

紀建明

紀先生，四十五歲，於二零零五年獲委任為本公司執行董事。他畢業於中國河北大學，在製藥業累積逾二十年技術及管理經驗。

翟健文

翟先生，四十二歲，於二零零五年獲委任為本公司執行董事。翟先生為香港會計師公會會計師，並為特許公認會計師公會資深會員。他持有香港大學社會科學學士學位，在核數及財務管理方面累積逾十八年經驗。

潘衛東

潘先生，三十八歲，於二零零六年獲委任為本公司執行董事。他畢業於石家莊郵政高等專科學校，在財務管理及會計方面累積逾十六年經驗。

李治彪

李先生，四十四歲，於二零零六年獲委任為本公司執行董事。他畢業於河北師範大學，持有生物學碩士學位，在製藥業之業務發展及市場推廣方面累積逾十六年經驗。

張鋒

張先生，二十七歲，於二零零六年獲委任為本公司執行董事。他持有澳洲Charles Sturt University 商學學士學位。

董事

本年度及至本報告日期止之本公司董事為：

執行董事：

蔡東晨（主席）

岳進

馮振英

紀建明

翟健文

潘衛東

李治彪

張錚

魏福民 *（於二零零七年四月二日辭任）*

非執行董事：

李嘉士

獨立非執行董事：

霍振興

齊謀甲

郭世昌

陳兆強

根據本公司之組織章程第101 條，岳進先生、馮振英先生、翟健文先生、霍振興先生及郭世昌先生將於應屆股東週年大會上依章輪值告退，惟彼等均願膺選連任。

董事之服務合約

本公司各非執行董事及獨立非執行董事已與本公司訂立服務合約，由二零零七年一月一日起為期兩年。

除上文所披露者外，擬在應屆股東週年大會上膺選連任之董事，概無訂立本集團不作補償（法定補償除外）則不可於一年內終止之服務合約。

董事會謹提呈其年度報告和本公司及其附屬公司(統稱「本集團」)截至二零零七年十二月三十一日止年度之經審核綜合財務報表。

主要業務

本公司為一間投資控股公司。其附屬公司及一間合營企業之主要業務詳情分別載於綜合財務報表附註42及21。

主要客戶及供應商

本年度內，本集團向五大客戶銷售及五大供應商採購之總額分別佔本集團之銷售及採購總額少於30%。

本公司董事、董事或股東(就董事會所得知，擁有本公司股本逾5%)之聯繫人士於年內任何時間並無於本集團五大客戶或供應商擁有任何權益。

業績及分配

截至二零零七年十二月三十一日止年度之本集團業績載於本年報第21頁之綜合收益表內。

董事會建議就截至二零零七年十二月三十一日止年度派發末期股息每股5港仙，即分派約76,906,000港元。待股東於二零零八年五月二十三日舉行之股東週年大會上批准分派末期股息後，末期股息將於二零零八年六月十日向於二零零八年五月二十三日名列本公司股東名冊之股東派發。

本公司將於二零零八年五月十九日至二零零八年五月二十三日(包括首尾兩天)期內暫停辦理股東登記手續。期間將不會辦理股份過戶登記。為符合資格享有末期股息，所有過戶文件(連同相關股票)須於二零零八年五月十六日(星期五)下午四時三十分前送達本公司之股份過戶登記處卓佳秘書商務有限公司(地址為香港皇后大道東28號金鐘匯中心26樓)。

本公司之可分派儲備

本公司於二零零七年十二月三十一日可供分派予股東之儲備包括保留溢利約258,055,000港元(二零零六年：139,975,000港元)。

物業、機器及設備

本年度內，本集團繼續改進其原料藥產品及成藥產品之生產設施。有關詳情及本集團之物業、機器及設備於年內之其他變動詳情載於綜合財務報表附註15。

股本及購股期權計劃

本公司之股本及購股期權計劃之詳情分別載於綜合財務報表附註31及32。

財務申報

董事會確認其編製本公司及本集團之財務報表之責任。核數師之申報責任載於年報第19至20頁之獨立核數師報告。

股東聯絡

股東聯絡之目標乃為本公司股東提供有關本公司之詳細資料，讓股東可於知情之情況下行使其股東權利。

本公司透過多種聯絡途徑，確保其股東知悉主要業務事項，該等途徑包括股東大會、中期報告及年報、公佈及通函。投票表決之程序已載於隨附召開股東大會通告之本公司通函，並已由主席於二零零七年舉行之股東大會上宣讀。

於二零零七年股東週年大會上，主席就每件獨立事項提呈獨立決議案，包括重選董事。董事會、審核委員會及薪酬委員會之主席均有出席二零零七年股東週年大會以回答股東之提問。

董事之提名

董事會並無成立提名委員會。根據本公司之組織章程，董事會有權不時及隨時委任任何人士為董事，以填補臨時空缺或新增空缺。董事會將不時檢討董事會之結構、規模及組成，以及就董事之委任提供建議。

魏福民先生於二零零七年四月二日辭任本公司之執行董事。董事會於二零零七年並無委任任何新董事。

董事的證券交易

本公司已採納上市規則附錄10 所載之上市公司董事進行證券交易之標準守則(「標準守則」)。經作出明確查詢後，全體董事在二零零七年整個年度內均有遵守標準守則訂明之準則。

審核委員會

本公司之審核委員會負責獨立檢討本集團之財務申報程序及內部監控制度之成效。委員會現由三名成員組成，包括陳兆強先生(主席)、李嘉士先生及霍振興先生。

委員會於二零零七年舉行了四次會議。委員會在會上考慮核數師收取之費用，審閱季度、中期及年度財務報表，審閱核數師之管理函件及管理層回應，以及審閱本集團之年度財政預算。

根據於該等會議所進行之審閱及討論，委員會建議董事會批准本集團之季度、中期及全年業績，並採取核數師於管理函件所建議有關改善內部監控制度之措施。

內部監控

董事會負責整體內部監控制度，並檢討其成效。年內，董事會就本集團內部監控制度之成效作出檢討。檢討範圍涉及所有重大監控事宜，其中包括財務、營運及合規監控與風險管理職能。本集團會根據檢討結果採納措施，務求進一步提升內部監控制度之成效。

核數師酬金

年內，本公司核數師就核數服務及非核數服務分別收取1,800,000 港元及772,000 港元。非核數服務包括審閱中期財務報表，審閱債務報表及若干已協定程序。

董事	會議出席／次數 董事會	審核委員會	薪酬委員會
非執行董事：			
李嘉士	3/4	3/4	1/1
獨立非執行董事：			
霍振興	4/4	4/4	1/1
齊謀甲	3/4		
郭世昌	2/4		
陳兆強	4/4	4/4	1/1

主席及董事總經理

守則條文A.2.1 條規定主席及董事總經理的角色應有區分，且不應由一人同時兼任。本公司主席蔡東晨先生同時出任本公司之董事總經理。本公司相信，讓蔡先生同時出任上述職位，能更有效地策劃及執行業務策略。由於所有重大決定均會諮詢董事會成員之意見後才作出，本公司相信現時權力與授權分佈有足夠之平衡。

非執行董事

各非執行董事及獨立非執行董事分別與本公司訂立服務協議，由二零零七年一月一日起，為期兩年，惟亦須遵守本公司組織章程關於每屆股東週年大會上須有三分之一董事會成員輪值告退之規定。

董事薪酬

本公司之薪酬委員會負責檢討薪酬政策，批准執行董事之薪金、花紅及其他津貼，並就非執行董事薪酬向董事會提供意見。委員會現由三名成員組成，包括陳兆強先生(主席)、李嘉士先生及霍振興先生。

於二零零七年，委員會召開一次會議。委員會對本集團營運業績、個人表現及可資比較的市場數據檢討後，據此於會議上審議及批准本公司執行董事的酬金。

企業管治常規

本公司致力達到高度企業管治標準。董事會相信，良好的公司管治常規對維持及提升投資者的信任日益重要。董事會將不時檢討其企業管治常規，確保有關常規能夠反映最新發展並達到投資者之期望。

本公司於截至二零零七年十二月三十一日止整個年度一直遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14 企業管治常規守則(「守則」)所載之守則條文，惟如本報告所述就守則條文A.2.1 條有所偏離。

董事會

董事會董事會現由八名執行董事、一名非執行董事及四名獨立非執行董事組成，其中一名獨立非執行董事具備適當的專業會計經驗及專業知識。董事之履歷載於年報第13至14頁。

董事會負責確立策略性方針，訂立目標及業務計劃，以及監督業務表現。本公司附屬公司之管理層分別負責個別業務單位之日常管理及營運。

董事會定期開會，以檢討本集團之財務及業務表現以及批准業務計劃。於二零零七年曾舉行四次董事會定期會議，大約每季舉行一次，各董事於二零零七年出席董事會定期會議、審核委員會會議及薪酬委員會會議之次數載列如下：

		會議出席／次數	
董事	**董事會**	**審核委員會**	**薪酬委員會**
執行董事：			
蔡東晨*(主席)*	4/4		
岳進	4/4		
馮振英	4/4		
紀建明	4/4		
翟健文	4/4		
潘衛東	3/4		
李治彪	4/4		
張錚	4/4		

或然負債

誠如本公司於二零零五年二月二十二日之公布披露，本公司及旗下一家附屬公司名列多宗於美國提出之反壟斷投訴答辯人名單內。截至本報告日期，分別有四宗及三宗反壟斷投訴已正式送達本公司及該附屬公司。

本公司董事及管理層擬就反壟斷投訴之指控積極抗辯，本集團已委聘法律顧問就有關法律訴訟提供意見，現階段無法對反壟斷投訴之結果作出具有合理準確性之可靠估計。

反壟斷投訴之進一步資料載於綜合財務報表附註40。

僱員

於二零零七年十二月三十一日，本集團共有僱員約9,370人，大部份受僱於國內。本集團會繼續因應集團和個別員工的表現向僱員提供具競爭力的薪酬、酌情授予的購股期權及花紅。

致意

本人謹代表董事會在此對年內股東之支持及本公司員工之勤勉深表謝意。

承董事會命
主席
蔡東晨

香港，二零零八年四月十七日

成藥

年內市場競爭仍然激烈，但本業務的收入仍比去年上升16.6%，毛利率亦從去年的22.1%上升至本年的25.0%。本集團重點開發的維生素C保健產品於本年錄得64,000,000港元銷售收入，比去年上升74%。因銷售及分銷費用顯著增加，致令本業務於本年僅錄得6,409,000港元的經營溢利，較去年減少79%。

預期市場競爭仍然激烈，本集團會通過推出新產品及加強銷售力度，以提升本業務於二零零八年的表現。

專利藥

專利藥丁苯酞的銷售收入於年內逐步增長。除加強國內銷售力度外，本集團將繼續努力開拓海外市場。

財務回顧

流動資金及財政狀況

在二零零七年，本集團的經營活動帶來現金流入淨額899,494,000港元，而就新增固定資產的資本開支則為491,740,000港元。於二零零七年十二月三十一日，本集團的流動比率為1.0，與去年相同。年內的應收賬周轉期(應收貿易賬款及應收票據總結餘相對於銷售額(包括在中國內銷的增值稅)的比率)為62天，去年為55天。因青霉素產品的銷售於下半年放緩，以致存貨周轉期(存貨結餘相對於銷售成本的比率)由去年的85天上升至本年的98天。

於二零零七年十二月三十一日，本集團的貸款總額為1,701,830,000港元(包括銀行貸款1,692,426,000港元及中層控股公司貸款9,404,000港元)。貸款總額於四年內到期，其中985,447,000港元須於一年內償還，其餘716,383,000港元須於二至四年內償還。於二零零七年十二月三十一日的淨負債比率為38%(按結算日本集團的貸款總額扣除銀行結存及現金436,843,000港元後除以股東資金而得出)，去年為46%。

本集團38%的貸款以港元計值，餘下62%以人民幣計值。本集團的收入主要以人民幣或美元列值，本集團亦有採用外匯遠期合約以減低外匯風險。

資產抵押

於二零零七年十二月三十一日，有銀行存款751,000港元(二零零六年：4,104,000港元)抵押予銀行，以換取本集團獲批之銀行信貸。

業績

本人欣然宣佈本集團截至二零零七年十二月三十一日止年度業績錄得顯著增長。於二零零七年財政年度，本集團的營業額增加41%至49.86億港元，本公司股本權益持有人應佔溢利則增加逾29倍至4.77億港元。

董事會建議派發截至二零零七年十二月三十一日止年度末期股息每股5港仙。

業務回顧及展望

維生素C系列

本系列各主要產品於本年的總銷售量為28,288噸，較去年增加13%。在市場供求趨於平衡的情況下，產品售價在年內顯著回升。維生素C於本年的平均售價為每公斤4.60美元，比去年的2.80美元上升64.3%。整個系列的毛利率從去年的13.5%上升至本年的38.0%。

現時維生素C的市場需求保持強勁，產品售價處於理想的水平。本業務的表現可望於二零零八年進一步提升。

青霉素系列

本系列各主要產品於本年的總銷售量為8,102噸，較去年減少5%。年內市場供應曾受到環境保護條例的影響而減少，以致產品售價強勁回升。主要產品青霉素工業鹽、阿莫西林及6-APA於本年的平均售價分別為每公斤17.86美元、35.11美元及38.51美元，大幅度高於去年的10.01美元、22.20美元及20.92美元。整個系列的毛利率從去年的15.7%上升至本年的37.5%。

隨著環境保護方面得到改善，市場供應逐漸回復正常。加上市場上有新增的產能，導致產品售價於第四季開始迅速回落。現時各生產商的存貨壓力已有所減少，產品售價亦從年初的低位開始回升，但預期本業務於二零零八年的表現將會遜於二零零七年。

頭孢菌素系列

本系列各主要產品於本年的總銷售量為1,061噸，較去年減少4%。產品售價經過去年回落後，於本年穩步回升。7-ACA於本年的平均售價為每公斤91.31美元，比去年的75.25美元上升21.3%。整個系列的毛利率從去年的13.5%回升至本年的16.2%。

產品售價於近期有所回落，預期本業務於二零零八年的表現將會大致平穩。

公司架構



中國製藥集團有限公司
100%
天輪投資有限公司
100%
石藥集團中潤製藥(內蒙古)有限公司
100%
石藥集團中禾製藥(內蒙古)有限公司
80.42%
內蒙古中興源污水處理有限公司
100%
石藥集團河北中潤化工有限公司
100%
石藥集團維生藥業(石家莊)有限公司
100%
石藥集團中諾藥業(石家莊)有限公司
100%
金利通有限公司
100%
維泰藥業(石家莊)有限公司
100%
石藥集團恩必普藥業有限公司
100%
石藥集團中奇製藥技術(石家莊)有限公司
79.04%
20.17%
石藥集團河北中潤製藥有限公司
50%
河北華榮製藥有限公司
51%
石藥集團(內蒙古)中興環保有限公司
100%
石藥集團內蒙古中抗糖業有限公司
100%
石藥集團中誠藥業有限公司
3.33%
25%
85%
石藥集團河北中潤生態環保有限公司
55%
石藥集團石家莊高科醫藥科技開發有限公司

董事會

執行董事：

蔡東晨(*主席*)
岳 進
馮振英
紀建明
翟健文
潘衛東
李治彪
張 錚

非執行董事：

李嘉士

獨立非執行董事：

霍振興
齊謀甲
郭世昌
陳兆強

委員會

審核委員會：

陳兆強(*主席*)
李嘉士
霍振興

薪酬委員會：

陳兆強(*主席*)
李嘉士
霍振興

法律顧問

胡關李羅律師行
香港中環
康樂廣場1號
怡和大廈26樓

核數師

德勤•關黃陳方會計師行
執業會計師
香港
金鐘道88號
太古廣場一座35樓

公司秘書

李嘉士

授權代表

翟健文
李治彪

註冊辦事處

香港
灣仔
港灣道18號
中環廣場
38樓
3805室

股份過戶登記處

卓佳秘書商務有限公司
香港
皇后大道東28號
金鐘匯中心26樓

主要往來銀行

中國農業銀行石家莊分行
中國銀行呼和浩特分行
中國建設銀行石家莊分行
中國民生銀行股份有限公司石家莊分行
中信嘉華銀行有限公司
香港上海滙豐銀行有限公司
中國工商銀行石家莊分行

證券交易所

香港聯合交易所有限公司

股份代號

1093

網站

www.irasia.com/listco/hk/cpg/index.htm
www.cpg.hk

目錄

中國製藥集團有限公司
China Pharmaceutical Group Limited

股份代號：1093

年報 07

中國製藥集團有限公司
China Pharmaceutical
Group Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 1093)

NOTIFICATION OF BOARD MEETING

This is to announce that a meeting of the Board of Directors of China Pharmaceutical Group Limited (the "Company") will be held at the registered office of the Company on Thursday, April 17, 2008 at 11:00 a.m. to approve, among other matters, the final results of the Company and its subsidiaries for the year ended December 31, 2007.

For and on behalf of
China Pharmaceutical Group Limited
Cai Dongchen
Chairman

Hong Kong, April 7, 2008

As at the date of this notification, the Board of Directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.

中國製藥集團有限公司
China Pharmaceutical Group Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 1093)

2007 RESULTS ANNOUNCEMENT

The Board of Directors of China Pharmaceutical Group Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended December 31, 2007.

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2007

	Notes	2007 HK$'000	2006 HK$'000
Revenue	2	**4,986,059**	3,538,754
Cost of sales		**(3,449,641)**	(2,925,429)
Gross profit		**1,536,418**	613,325
Other income		**27,278**	34,814
Selling and distribution expenses		**(379,203)**	(232,511)
Administrative expenses		**(471,280)**	(308,094)
Other expenses		**(74,822)**	(6,808)
Operating profit		**638,391**	100,726
Share of loss of a jointly controlled entity		**(2,683)**	(3,350)
Change in fair value of a derivative financial instrument		**(551)**	—
Finance costs		**(112,809)**	(95,776)
Profit before tax	3	**522,348**	1,600
Income tax (charge) credit	4	**(45,569)**	13,763
Profit for the year		**476,779**	15,363
Attributable to:			
Equity holders of the Company		**477,388**	15,664
Minority interests		**(609)**	(301)
		476,779	15,363
Proposed dividend	5	**76,906**	—
		HK cents	*HK cents*
Earnings per share — Basic	6	**31.04**	1.02

CONSOLIDATED BALANCE SHEET

At December 31, 2007

	Notes	2007 HK$'000	2006 HK$'000
Non-current assets			
Property, plant and equipment		**3,648,284**	3,233,026
Prepaid lease payments		**174,544**	145,923
Intangible assets		**58,876**	48,275
Goodwill		**100,718**	55,764
Deposit paid for investment in an associate		**21,277**	—
Interest in a jointly controlled entity		**20,146**	21,646
Pledged bank deposits		**751**	1,312
		4,024,596	3,505,946
Current assets			
Inventories		**927,867**	682,935
Trade and other receivables	7	**768,828**	574,488
Bills receivables	7	**281,586**	98,501
Prepaid lease payments		**5,384**	4,361
Tax recoverable		—	1,165
Trade receivables due from a related company		—	2,660
Amount due from a jointly controlled entity		**14,392**	13,155
Pledged bank deposits		—	2,792
Bank balances and cash		**436,092**	387,405
		2,434,149	1,767,462
Current liabilities			
Trade and other payables	8	**1,127,786**	754,147
Bills payables	8	**169,537**	223,118
Trade payables due to a related company		**25,820**	11,360
Amounts due to related companies		**14,978**	10,454
Tax liabilities		**47,103**	15,002
Unsecured bank loans		**976,043**	752,000
Loans from an intermediate holding company		**9,404**	—
Derivative financial instrument		**551**	—
		2,371,222	1,766,081
Net current assets		**62,927**	1,381
Total assets less current liabilities		**4,087,523**	3,507,327
Non-current liabilities			
Unsecured bank loans		**716,383**	777,000
Loans from ultimate holding company		—	59,493
Loan from a related company		—	20,000
		716,383	856,493
Net assets		**3,371,140**	2,650,834
Capital and reserves			
Share capital		**153,812**	153,812
Reserves		**3,198,486**	2,487,829
Equity attributable to equity holders of the Company		**3,352,298**	2,641,641
Minority interests		**18,842**	9,193
Total equity		**3,371,140**	2,650,834

Notes:

1. **Accounting policies**

The consolidated financial statements have been prepared in accordance with the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the Hong Kong Companies Ordinance.

2. **Revenue and segment information**

	2007	2006
	HK$'000	*HK$'000*
Sale of goods	**4,985,795**	3,536,575
Service income	**264**	2,179
	4,986,059	3,538,754

Business segments

The Group reports its primary segment information by products, namely bulk drugs (including penicillin series, cephalosporin series and vitamin C series), finished drugs and others. Segment information about these products is presented below:

For the year ended December 31, 2007

	Bulk Drugs						
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
REVENUE							
External sales	1,617,030	767,708	1,102,142	1,464,008	35,171	—	4,986,059
Inter-segment sales	410,999	43,695	803	—	19,069	(474,566)	—
TOTAL REVENUE	2,028,029	811,403	1,102,945	1,464,008	54,240	(474,566)	4,986,059
Inter-segment sales are charged at prevailing market rates.							
SEGMENT RESULTS	396,726	38,261	252,727	6,409	(31,687)		662,436
Unallocated income							3,489
Unallocated expenses							(27,534)
Operating profit							638,391
Share of loss of a jointly controlled entity					(2,683)		(2,683)
Change in fair value of a derivative financial instrument							(551)
Finance costs							(112,809)
Profit before tax							522,348
Income tax charge							(45,569)
Profit for the year							476,779

For the year ended December 31, 2006

	Bulk Drugs						
	Penicillin series HK$'000	Cephalosporin series HK$'000	Vitamin C series HK$'000	Finished Drugs HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
REVENUE							
External sales	1,016,186	671,996	575,303	1,255,518	19,751	—	3,538,754
Inter-segment sales	202,634	78,740	606	—	—	(281,980)	—
TOTAL REVENUE	1,218,820	750,736	575,909	1,255,518	19,751	(281,980)	3,538,754

Inter-segment sales are charged at prevailing market rates.

SEGMENT RESULTS	82,727	29,958	(11,274)	30,556	(18,779)		113,188
Unallocated income							4,284
Unallocated expenses							(16,746)
Operating profit							100,726
Share of loss of a jointly controlled entity					(3,350)		(3,350)
Finance costs							(95,776)
Profit before tax							1,600
Income tax credit							13,763
Profit for the year							15,363

Geographical segments

The following is an analysis of the Group's revenue by geographical market based on the geographical location of customers for the year:

	2007 *HK$'000*	2006 *HK$'000*
The People's Republic of China (the "PRC")	**3,437,359**	2,486,009
Asia other than the PRC	**848,862**	614,837
Europe	**302,227**	216,860
America	**344,553**	191,301
Others	**53,058**	29,747
	4,986,059	3,538,754

3. Profit before tax

	2007	2006
	HK$'000	*HK$'000*
Profit before tax has been arrived at after charging (crediting):		
Staff costs, including those of directors	**371,906**	252,032
Contribution to retirement benefit schemes, including those of directors	**53,570**	43,104
Total staff costs	**425,476**	295,136
Amortisation of intangible assets (included in cost of sales)	**28,204**	20,902
Amortisation of prepaid lease payments	**5,384**	4,361
Depreciation of property, plant and equipment	**392,795**	311,391
Total depreciation and amortisation	**426,383**	336,654
Auditor's remuneration	**1,800**	1,600
Interest income	**(3,489)**	(4,284)
Loss (gain) on disposal/write-off of property, plant and equipment	**48,549**	(3)
Net foreign exchange losses	**10,574**	2,726
Research and development expenses	**17,275**	8,148
Release of liability from a minority shareholder	**—**	(1,595)

4. Income tax charge (credit)

	2007	2006
	HK$'000	*HK$'000*
The tax charge (credit) comprises:		
PRC Enterprise Income Tax		
— Current year	**60,169**	4,285
— Under(over)provision in prior years	**148**	(1,337)
— Tax credits/refunds	**(14,748)**	(16,711)
	45,569	(13,763)

No Hong Kong Profits Tax is payable by the Company nor its subsidiaries incorporated in Hong Kong since they either had no assessable profits or incurred tax losses for both years. Taxation arising in other jurisdictions is calculated at the rate prevailing in the relevant jurisdiction.

Pursuant to the relevant laws and regulations in the PRC, certain subsidiaries of the Company are entitled to exemption and relief from PRC Enterprise Income Tax starting from their first profit-making years. In addition, pursuant to approvals granted by the relevant tax authority, certain subsidiaries of the Company were granted tax credits/refunds, which were mainly derived from the following activities:

a) A subsidiary of the Company was entitled to tax refunds on the basis that the subsidiary has, instead of making distributions to its foreign shareholders, re-invested certain distributable reserves as capital contributions to two PRC subsidiaries set up in previous years.

b) Tax credits resulted from the purchase of plant and equipment manufactured in the PRC by certain subsidiaries of the Company. The tax credits are calculated with reference to 40% of the cost of the qualifying plant and equipment approved by the relevant tax authority. Such credits can be used to offset against current and future tax charges of the subsidiaries, subject to certain conditions as specified in each approval document from the relevant tax authority.

The income tax for both years represents income tax provision which has taken into account of the above-mentioned tax incentives.

At the balance sheet date, the Group had unused tax losses of HK$141,440,000 (2006: HK$141,262,000) available for offset against future profits. No deferred tax asset has been recognised in respect of such losses due to the unpredictability of future profit streams. Most of the unrecognised tax losses will expire in various dates up to 2012.

There was no other significant unprovided deferred tax for the year or at the balance sheet date.

5. Proposed dividend

The Board of Directors recommends the payment of a final dividend of HK5 cents per share for the year ended December 31, 2007 (2006: Nil), representing a distribution of approximately HK$76,906,000. Subject to shareholders' approval of the final dividend at the annual general meeting on May 23, 2008, payment of the final dividend will be made on June 10, 2008 to shareholders whose names appear on the register of members of the Company on May 23, 2008.

The register of members of the Company will be closed from May 19, 2008 to May 23, 2008, both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the final dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar, Tricor Secretaries Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Friday, May 16, 2008.

6. Earnings per share

The calculation of the basic earnings per share attributable to the equity holders of the Company for the year ended December 31, 2007 is based on the profit for the year of HK$477,388,000 (2006: HK$15,664,000) and the 1,538,124,661 shares (2006: 1,538,124,661) in issue during the year.

No diluted earnings per share is presented for the years ended December 31, 2006 and 2007 as there were no potential ordinary shares in issue during both years.

7. **Trade and other receivables/Bills receivables**

	2007 *HK$'000*	2006 *HK$'000*
Trade receivables	**674,922**	504,297
Less: allowance for doubtful debts	**(7,009)**	(7,009)
	667,913	497,288
Bills receivables	**281,586**	98,501
	949,499	595,789
Other receivables	**100,915**	77,200
	1,050,414	672,989

The Group allows a general credit period of 90 days to its trade customers. The following is an aged analysis of trade receivables (net of allowance for doubtful debts) and bills receivables at the balance sheet date:

	2007 *HK$'000*	2006 *HK$'000*
0 to 90 days	**917,351**	559,880
91 to 180 days	**30,534**	35,731
181 to 365 days	**1,614**	178
	949,499	595,789

8. **Trade and other payables/Bills payables**

	2007 *HK$'000*	2006 *HK$'000*
Trade payables	**479,686**	406,100
Bills payables	**169,537**	223,118
	649,223	629,218
Other payables	**648,100**	348,047
	1,297,323	977,265

The following is an aged analysis of trade and bills payables at the balance sheet date:

	2007 *HK$'000*	2006 *HK$'000*
0 to 90 days	**595,033**	555,975
91 to 180 days	**29,572**	54,433
181 to 365 days	**11,194**	9,917
More than 365 days	**13,424**	8,893
	649,223	629,218

BUSINESS REVIEW AND OUTLOOK

Vitamin C series

Total sales volume of the major products of this series increased by 13% to 28,288 tonnes for the current year. With the market supply and demand moving towards a more balanced state, product prices rebounded significantly during the year. The average price of vitamin C for the year was US$4.60 per kg, an increase of 64.3% over US$2.80 of the previous year. The gross profit margin of the entire series increased from 13.5% in the previous year to 38.0% in the current year.

The current market demand for vitamin C remains strong and product prices continue to stay at a satisfactory level. It is expected that the performance of this business will be able to improve further in 2008.

Penicillin series

Total sales volume of the major products of this series decreased by 5% to 8,102 tonnes for the current year. During the year, market supply has been affected by the more stringent environmental regulations, resulting in a sharp increase of the product prices. The respective average prices of penicillin industrial salt, amoxicillin and 6-APA for the year were US$17.86, US$35.11 and US$38.51 per kg, substantially higher than the respective average prices of US$10.01, US$22.20 and US$20.92 of the previous year. The gross profit margin of the entire series increased from 15.7% in the previous year to 37.5% in the current year.

Market supply has gradually returned to normal with the improvement in the area of environmental protection. Coupled with the addition of new production capacity in the market, product prices began to decline swiftly in the fourth quarter. Currently, the inventory pressure of the manufacturers has been lessened and product prices have begun to recover from the low level at the beginning of the year. However, the performance of this business in 2008 is not expected to be able to achieve the same profitability level of 2007.

Cephalosporin series

Total sales volume of the major products of this series decreased by 4% to 1,061 tonnes for the current year. After the significant drop in previous year, product prices steadily recovered during the year. The average price of 7-ACA for the year was US$91.31 per kg, an increase of 21.3% over US$75.25 of the previous year. Gross profit margin of the entire series increased from 13.5% in the previous year to 16.2% in the current year.

Product prices have declined recently. It is expected that the performance of this business will be relatively stable in 2008.

Finished drugs

Even though market competition was still fierce in the current year, revenue of this business managed to grow by 16.6%. Gross profit margin increased from 22.1% in the previous year to 25.0% in the current year. Sales revenue of the vitamin C supplement products reached HK$64,000,000 for the year, a growth of 74% as compared with the previous year's figure. However, with the substantial increase of selling and distribution expenses, this business only ended up recording an operating profit of HK$6,409,000 for the year, a decline of 79% as compared with the previous year's figure.

Market competition is expected to remain fierce. The Group will try to enhance the performance in 2008 by the introduction of new products and strengthening of sales efforts.

Patent drug

The patent drug, butylphthalide, maintained a steady growth in sales during the year. Apart from strengthening the domestic sales efforts, the Group will continue its efforts to tap into the overseas market.

FINANCIAL REVIEW

Liquidity and financial position

In 2007, the Group's operating activities generated a net cash inflow of HK$899,494,000. Capital expenditure in relation to the additions of fixed assets amounted to HK$491,740,000. As at December 31, 2007, the Group's current ratio was 1.0, same as the level of the previous year. Debtor turnover period (ratio of the total of trade receivables and bills receivables balance to sales, inclusive of value added tax for sales in the PRC) was 62 days in the current year, as compared with 55 days a year earlier. Owing to the slowdown in sales of penicillin products in the second half of the year, inventory turnover period (ratio of inventories balance to cost of goods sold) increased from 85 days in the previous year to 98 days in the current year.

As at December 31, 2007, the Group had total borrowings of HK$1,701,830,000 (comprising bank loans of HK$1,692,426,000 and loans from an intermediate holding company of HK$9,404,000). The maturity profile spreads over a period of four years with HK$985,447,000 repayable within one year and the remaining HK$716,383,000 repayable between two to four years. Net gearing ratio as at December 31, 2007 was 38% (which was calculated on the basis of the Group's total borrowings net of bank balances and cash of HK$436,843,000 over shareholders' equity at the balance sheet date), as compared with 46% a year earlier.

38% of the Group's borrowings are denominated in Hong Kong dollars and the remaining 62% in Renminbi. The Group's revenues are denominated mainly either in Renminbi or in US dollars. Foreign exchange forward contracts are employed by the Group to minimise the currency exposure.

Pledge of assets

As at December 31, 2007, bank deposits of HK$751,000 (2006: HK$4,104,000) were pledged to banks to secure banking facilities granted to the Group.

Contingent liabilities

As disclosed in the Company's press announcement dated February 22, 2005, the Company and one of its subsidiaries are named as, among others, defendants in a number of antitrust complaints filed in the United States. Up to the date of this announcement, four antirust complaints have been served on the company and three antitrust complaints have been served on the subsidiary.

The directors and management of the Company intend to contest the claims set out in the antitrust complaints vigorously. The Group has appointed legal advisors to advise them in the legal proceedings and the outcome of the antitrust complaints cannot be reliably estimated with reasonable certainty at this stage.

Further information on the antitrust complaints is set out in note 40 to the accounts in the 2007 Annual Report.

Employees

As at December 31, 2007, the Group had about 9,370 employees, the majority of them were employed in the PRC. The Group will continue to offer competitive remuneration packages, discretionary share options and bonuses to staff based on the performance of the Group and the individual employee.

CORPORATE GOVERNANCE

The Company has complied with the code provisions in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Listing Rules throughout the year ended December 31, 2007 with certain deviation as set out below.

Code provision A.2.1 stipulates that the roles of the chairman and managing director should be separate and should not be performed by the same individual. Mr. Cai Dongchen, the Company's Chairman, has also assumed the role as the managing director of the Company. The Company believes that vesting both roles in Mr. Cai will allow for more effective planning and execution of business strategies. As all major decisions are made in consultation with members of the Board, the Company believes that there is adequate balance of power and authority in place.

REVIEW OF ANNUAL RESULTS

The Audit Committee has reviewed the Group's annual results for the year ended December 31, 2007 in conjunction with the external auditors.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

By order of the Board
Cai Dongchen
Chairman

Hong Kong, April 17, 2008

As at the date of this announcement, the Board of Directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.

中國製藥集團有限公司
China Pharmaceutical
Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

FINAL DIVIDEND FOR THE YEAR ENDED DECEMBER 31, 2007
CLOSURE OF REGISTER OF MEMBERS

The board of directors ("the Board") of China Pharmaceutical Group Limited ("the Company") has resolved on April 17, 2008 to recommend a final dividend of HK5 cents per share for the year ended December 31, 2007. Subject to the approval of shareholders at the forthcoming annual general meeting of the Company, the final dividend will be paid on June 10, 2008 to shareholders whose names appear on the register of members of the Company on May 23, 2008.

The register of members of the Company will be closed from Monday, May 19, 2008 to Friday, May 23, 2008, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar, Tricor Secretaries Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:30 p.m. on Friday, May 16, 2008.

This announcement is also available for viewing on the designated website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk and on the website of the Company at www.irasia.com/listco/hk/cpg/index.htm.

By Order of the Board
China Pharmaceutical Group Limited
CAI Dongchen
Chairman

Hong Kong, April 28, 2008

As at the date of this announcement, the Board of Directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.

Please also refer to the published version of this announcement in The Standard.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in **CHINA PHARMACEUTICAL GROUP LIMITED**, you should at once hand this document with the accompanying proxy form to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

中國製藥集團有限公司
China Pharmaceutical Group Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 1093)

PROPOSALS FOR GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, RE-ELECTION OF THE RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of China Pharmaceutical Group Limited to be held at Room 3206, 32nd Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Friday, May 23, 2008 at 10:00 a.m. is set out on pages 13 to 16 of this document. Whether or not you propose to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the Company's share registrar, Tricor Secretaries Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting should you so desire.

Hong Kong, April 29, 2008

In this document, the following expressions have the following meanings unless the context requires otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held at Room 3206, 32nd Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Friday, May 23, 2008 at 10:00 a.m., notice of which is set out on pages 13 to 16 of this document
"Companies Ordinance"	the Companies Ordinance (Chapter 32) of the Laws of Hong Kong
"Company"	China Pharmaceutical Group Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance
"Latest Practicable Date"	April 25, 2008, being the latest practicable date prior to the printing of this document
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company to repurchase during the period as set out in the Repurchase Resolution Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no. 5 of the notice of the Annual General Meeting
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Share Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listing on the Stock Exchange of their own securities on the Stock Exchange

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawfully currency of Hong Kong

中國製藥集團有限公司
China Pharmaceutical
Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

Executive Directors:
CAI Dongchen *(Chairman)*
YUE Jin
FENG Zhenying
JI Jianming
CHAK Kin Man
PAN Weidong
LI Zhibiao
ZHANG Zheng

Non-executive Director:
LEE Ka Sze, Carmelo

Independent Non-executive Directors:
HUO Zhenxing
QI Moujia
GUO Shichang
CHAN Siu Keung, Leonard

Registered Office:
Room 3805, 38th Floor,
Central Plaza,
18 Harbour Road,
Wanchai,
Hong Kong.

Hong Kong, April 29, 2008

To the shareholders,

Dear Sir or Madam,

**PROPOSALS FOR
GENERAL MANDATES TO REPURCHASE SHARES
AND TO ISSUE SHARES,
RE-ELECTION OF THE RETIRING DIRECTORS AND
NOTICE OF ANNUAL GENERAL MEETING**

GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on May 30, 2007, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting of the Company. The Directors propose to seek your approval of the Repurchase

Resolution to be proposed at the Annual General Meeting. An explanatory statement as required under the Share Repurchase Rules to provide the requisite information of the Repurchase Proposal is set out in the Appendix I hereto.

GENERAL MANDATE TO ISSUE SHARES

It will also be proposed at the Annual General Meeting two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the resolution (i.e. not exceeding 307,624,932 Shares based on the issued share capital of the Company of 1,538,124.661 Shares as at the Latest Practicable date and assuming that such issued share capital remains the same as at the date of passing the resolution) and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution.

RE-ELECTION OF RETIRING DIRECTORS

As at the Latest Practicable Date, the executive Directors of the Company are Mr. CAI Dongchen, Mr. YUE Jin, Mr. FENG Zhenying, Mr. JI Jianming, Mr. CHAK Kin Man, Mr. PAN Weidong, Mr. LI Zhibiao and Mr. ZHANG Zheng; the non-executive Director of the Company is Mr. LEE Ka Sze, Carmelo and the independent non-executive Directors of the Company are Mr. HUO Zhenxing, Mr. QI Moujia, Mr. GUO Shichang and Mr. CHAN Siu Keung, Leonard.

Pursuant to article 101 of the articles of association of the Company, Mr. YUE Jin, Mr. FENG Zhenying, Mr. CHAK Kin Man, Mr. HUO Zhenxing and Mr. GUO Shichang shall retire from office at the Annual General Meeting and shall be eligible for re-election. Details of the Directors proposed to be re-elected at the Annual General Meeting are set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

Set out on pages 13 to 16 of this circular is the notice convening the Annual General Meeting.

At the Annual General Meeting, resolutions will be proposed to the shareholders in respect of ordinary business to be considered at the Annual General Meeting, including re-election of Directors, and special business to be considered at the Annual General Meeting, being the Ordinary Resolutions proposed to approve the Repurchase Proposal, the general mandate for Directors to issue new Shares and the extension of the general mandate to issue new Shares.

RIGHT TO DEMAND A POLL

Pursuant to article 73 of the articles of association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is taken as may from time to time be required under the Listing Rules or under any other applicable laws rules or regulations or unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

(a) the chairman of the meeting; or

(b) at least three shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(c) any shareholder or shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(d) any shareholder or shareholders present in person or by proxy holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

ACTION TO BE TAKEN

A proxy form for use at the Annual General Meeting is enclosed herein. Whether or not you intend to attend the Annual General Meeting, you are requested to complete the proxy form and return it to the Company's share registrar, Tricor Secretaries Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and return of the proxy form will not preclude you from attending and voting in person at the Annual General Meeting should you so desire.

RECOMMENDATION

The Directors believe that all the above-mentioned resolutions to be proposed at the Annual General Meeting are in the best interests of the Company and its shareholders. Accordingly, the Directors recommend that all shareholders should vote in favour of the resolutions set out in the notice of Annual General Meeting.

By Order of the Board
CAI Dongchen
Chairman

This appendix serves as an explanatory statement, as required by the Share Repurchase Rules, to provide requisite information to you for your consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the Repurchase Resolution.

This appendix also constitutes the memorandum required under Section 49BA(3) of the Companies Ordinance.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,538,124,661 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Resolution to repurchase a maximum of 153,812,466 Shares representing not more than 10% of the issued share capital at the Latest Practicable Date.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares, made for the purpose of the repurchase to such an extent allowable under the Companies Ordinance.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended December 31, 2007 in the event that the Repurchase Proposal were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the Latest Practicable Date and for the month of April 2008 up to the Latest Practicable Date were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2007		
April	1.87	1.32
May	3.20	1.56
June	3.30	2.40
July	3.18	2.20
August	3.48	2.09
September	4.90	3.41
October	4.95	3.65
November	4.00	2.73
December	3.44	2.31
2008		
January	3.09	1.80
February	2.40	1.92
March	2.72	1.87
April (Up to Latest Practicable Date)	2.77	2.30

5. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Resolution and in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if such is approved by the shareholders of the Company.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the shareholders of the Company.

6. TAKEOVERS CODE

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, China Charmaine Pharmaceutical Company Limited was beneficially interested in 783,316,161 Shares representing approximately 50.93% of the issued share capital of the Company. Based on such shareholdings and in the event that the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Mandate, the shareholdings of China Charmaine Pharmaceutical Company Limited in the Company would be increased to approximately 56.59% of the issued share capital of the Company.

The Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases made under the Repurchase Proposal. The Company may not repurchase Shares which would result in the amount of Shares held by the public being reduced to less than 25%.

7. SHARES REPURCHASE MADE BY THE COMPANY

The Company had not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

Mr. YUE Jin

Mr. YUE, aged 44, was appointed as an executive director of the Company in 2001. He is also a director of a number of subsidiaries of the group. Mr. YUE graduated from Hebei University in the PRC and has over twenty years of technical and management experience in the pharmaceutical industry.

There is no service contract entered into between the Company and Mr. YUE. He is not appointed for a specific term and is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. His director's fee is to be determined by the board of directors and to be authorized by the shareholders of the Company at the annual general meeting with reference to the prevailing market practice, the Company's remuneration policy, his duties and responsibilities with the group and his contribution to the group. Mr. YUE received director's fee of HK$60,000 for the year ended December 31, 2007.

Save as disclosed above, Mr. YUE has not held any directorship in any public listed companies in the last three years or any other positions with the group and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. YUE does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. YUE has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and there are no information that should be disclosed pursuant to rules 13.51(2)(h) to (v) of the Listing Rules.

Mr. FENG Zhenying

Mr. FENG, aged 52, was appointed as an executive director of the Company in 2003. He is also a director of a number of subsidiaries of the group. Mr. FENG graduated from Hebei Chemical College in the PRC and has over twenty years of technical and management experience in the pharmaceutical industry.

There is no service contract entered into between the Company and Mr. FENG. He is not appointed for a specific term and is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. His director's fee is to be determined by the board of directors and to be authorized by the shareholders of the Company at the annual general meeting with reference to the prevailing market practice, the Company's remuneration policy, his duties and responsibilities with the group and his contribution to the group. Mr. FENG received director's fee of HK$60,000 for the year ended December 31, 2007.

Save as disclosed above, Mr. FENG has not held any directorship in any public listed companies in the last three years or any other positions with the group and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. FENG does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. FENG has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and there are no information that should be disclosed pursuant to rules 13.51(2)(h) to (v) of the Listing Rules.

Mr. CHAK Kin Man

Mr. CHAK, aged 42, joined the Company in 1999 as financial controller and appointed as an executive director of the Company in 2005. He is also a director of a number of subsidiaries of the group. Mr. CHAK is a certified public accountant of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants. He has a Bachelor of Social Sciences degree from the University of Hong Kong and has more than 18 years of experience in auditing and financial management.

There is no service contract entered into between the Company and Mr. CHAK. He is not appointed for a specific term and is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. His director's fee is to be determined by the board of directors and to be authorized by the shareholders of the Company at the annual general meeting with reference to the prevailing market practice, the Company's remuneration policy, his duties and responsibilities with the group and his contribution to the group. Mr. CHAK received director's fee of HK$60,000 for the year ended December 31, 2007.

Save as disclosed above, Mr. CHAK has not held any directorship in any public listed companies in the last three years or any other positions with the group and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, apart from having a personal interest of 4,000 shares in the Company, Mr. CHAK does not have any other interests in shares within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. CHAK has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and there are no information that should be disclosed pursuant to rules 13.51(2)(h) to (v) of the Listing Rules.

Mr. HUO Zhenxing

Mr. HUO, aged 72, was appointed as an independent non-executive director of the Company in 1994. He is also a member of the Audit Committee and Remuneration Committee of the Company. He was the former head of Industrial and Commercial Bank of China, Hebei Province branch and Shijiazhuang sub-branch.

Mr. HUO has entered into a service contract as independent non-executive director with the Company for a period of two years from January 1, 2007. He is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. His director's fee is to be determined by the board of directors and to be authorized by the shareholders of the Company at the annual general meeting with reference to the prevailing market practice, the Company's remuneration policy, his duties and responsibilities with the group and his contribution to the group. Mr. HUO received director's fee of HK$66,000 for the year ended December 31, 2007.

Save as disclosed above, Mr. HUO has not held any directorship in any public listed companies in the last three years or any other positions with the group and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. HUO does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. HUO has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and there are no information that should be disclosed pursuant to rules 13.51(2)(h) to (v) of the Listing Rules.

Mr. GUO Shichang

Mr. GUO, aged 66, was appointed as an independent non-executive director of the Company in 2004. He was the Vice Governor of Hebei Provincial People's Government in the PRC from 1993 to 2002.

Mr. GUO has entered into a service contract as independent non-executive director with the Company for a period of two years from January 1, 2007. He is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. His director's fee is to be determined by the board of directors and to be authorized by the shareholders of the Company at the annual general meeting with reference to the prevailing market practice, the Company's remuneration policy, his duties and responsibilities with the group and his contribution to the group. Mr. GUO received director's fee of HK$66,000 for the year ended December 31, 2007.

Save as disclosed above, Mr. GUO has not held any directorship in any public listed companies in the last three years or any other positions with the group and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. GUO does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. GUO has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and there are no information that should be disclosed pursuant to rules 13.51(2)(h) to (v) of the Listing Rules.

中國製藥集團有限公司
China Pharmaceutical Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at Room 3206, 32nd Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Friday, May 23, 2008 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements, the report of the directors and the independent auditor's report for the year ended December 31, 2007.

2. To declare a final dividend.

3. To re-elect directors and to authorize the directors to fix the remuneration of directors.

4. To re-appoint auditor and to authorise the directors to fix the remuneration of auditor.

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company are authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of this resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

"**THAT**:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into shares of the Company; (iii) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time; or (iv) an issue of shares under any option scheme or similar arrangement for the grant or issue of shares or rights to acquire shares of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution,

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

"**THAT** subject to the passing of the resolution nos. 5 and 6 set out in the notice convening the meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to resolution no. 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the said resolution."

By Order of the Board
CAI Dongchen
Chairman

Hong Kong, April 29, 2008

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, the form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's share registrar, Tricor Secretaries Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. The register of members of the Company will be closed from May 19, 2008 to May 23, 2008, both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the final dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar, Tricor Secretaries Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Friday, May 16, 2008.

4. With regard to item no. 3 in this notice, the board of directors of the Company proposes that the retiring directors, namely Mr. YUE Jin, Mr. FENG Zhenying, Mr. CHAK Kin Man, Mr. HUO Zhenxing and Mr. GUO Shichang be re-elected as directors of the Company. Details of such retiring directors are set out in the Appendix II to the circular to shareholders dated April 29, 2008.

As at the date of this notice, the Board of Directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man,, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.

中之股份面值總額之數額，以擴大根據召開本大會之通告所載之第6項決議案授予本公司董事會配發、發行及處理額外股份之一般授權，惟該購回之股份數額不得超過於上述決議案獲通過當日本公司之已發行股本面值總額之10%。」

承董事會命
主席
蔡東晨

香港，二零零八年四月二十九日

附註：

1. 凡有權出席大會及於會上投票之股東均有權委任一名或多名代表代其出席，並於投票表決時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經由公證人證明之授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司之股份過戶登記處卓佳秘書商務有限公司(地址為香港皇后大道東28號金鐘匯中心26樓)，方為有效。

3. 本公司將於二零零八年五月十九日至二零零八年五月二十三日(包括首尾兩日)暫停辦理股份過戶登記手續，期間將不會進行任何股份轉讓。為合資格獲發末期股息，所有轉讓表格連同相關股份須於二零零八年五月十六日下午四時三十分前送交本公司之股份過戶登記處卓佳秘書商務有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。

4. 就本通告事項3而言，本公司董事會建議重選退任董事(分別為岳進先生、馮振英先生、翟健文先生、霍振興先生及郭世昌先生)為本公司董事。上述退任董事之詳情載於二零零八年四月二十九日致股東之通函附錄二。

於本通告日期，本公司董事會有八名執行董事，分別為蔡東晨先生、岳進先生、馮振英先生、紀建明先生、翟健文先生、潘衛東先生、李治彪先生及張鋒先生；一名非執行董事，即李嘉士先生；並有四名獨立非執行董事，分別為霍振興先生、齊謀甲先生、郭世昌先生及陳兆強先生。

任何證券之條款所附認購權或換股權獲行使而發行股份；(iii)根據本公司不時之組織章程以股代息發行股份；或(iv)根據任何已採納授出或發行本公司股份或可認購本公司股份之任何購股權計劃或類似安排而發行股份)，不得超過於本決議案獲通過當日本公司已發行股本面值總額之20%，而上述批准亦須受此數額限制；及

(d) 就本決議案而言，

「有關期間」指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例或本公司之組織章程規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日；及

「供股」乃指於本公司董事會於所定期間內，向於指定記錄日期在名冊之本公司股份持有人按彼等當時之持股比例提呈發售股份之建議(惟本公司董事會有權就零碎股權或香港以外地區適用於本公司之法例所定之限制或責任，或任何認可監管機關或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排)。」

7. 作為特別事項，考慮及酌情通過下列決議案為本公司之普通決議案：

「**動議**待召開本大會之通告所載之第5及第6項決議案獲通過後，藉加入相當於本公司根據召開本大會之通告所載之第5項決議案授出之授權而購回之本公司股本

(c) 就本決議案而言，「有關期間」指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例或本公司之組織章程規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日。」

6. 作為特別事項，考慮及酌情通過下列決議案為本公司之普通決議案：

「**動議**：

(a) 在下文(c)段之規限下，根據公司條例第57B條，一般及無條件批准本公司董事會於有關期間(定義見下文)內行使本公司所有權力，以配發、發行及處理本公司股本中每股面值0.10港元之額外股份，並作出或授予需要或可能需要行使該項權力之售股建議、協議及購股權(包括債券、認股權證及可轉換本公司股份之公司債券)；

(b) 上文(a)段之批准授權本公司董事會於有關期間(定義見下文)內作出或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議及購股權(包括債券、認股權證及可轉換本公司股份之公司債券)；

(c) 本公司董事會依據上文(a)段之批准配發或有條件或無條件同意配發(不論是否依據購股權或其他原因配發)及發行之股本面值總額(但不包括(i)供股(定義見下文)；(ii)根據本公司任何認股權證或任何可轉換為本公司股份之

中國製藥集團有限公司
China Pharmaceutical
Group Limited
(根據公司條例於香港註冊成立)
(股份代號：1093)

茲通告本公司訂於二零零八年五月二十三日(星期五)上午十時正假座香港灣仔港灣道18號中環廣場32樓3206室召開股東週年大會，以便處理下列事項：

1. 省覽截至二零零七年十二月三十一日止年度之經審核財務報表、董事會報告及獨立核數師報告。

2. 宣派末期股息。

3. 重選董事及授權董事會釐定董事酬金。

4. 續聘核數師及授權董事會釐定核數師酬金。

5. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

「**動議**：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事會於有關期間(定義見下文)內行使本公司所有權力，在香港聯合交易所有限公司(「聯交所」)或本公司之證券可能上市並獲證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所，按照所有適用法例及聯交所證券上市規則或任何其他證券交易所不時修訂之規定，購回本公司股本中每股面值0.10 港元之股份；

(b) 本公司董事會依據上文(a)段所述批准購回之本公司股份面值總額不得超過本公司於本決議案獲通過當日已發行股本面值總額10%，而上述批准亦須受此數額限制；及

除上文所披露者外，郭先生於過去三年並無擔任任何公眾上市公司之任何董事職位，亦無擔任集團之任何其他職位，且與本公司任何董事、高級管理人員、主要股東或控股股東並無任何關係。

於最後實際可行日期，郭先生並無於本公司股份中擁有證券及期貨條例第XV 部界定之任何權益。

除上文所披露者外，郭先生確認並無任何其他有關其重選而需要知會股東之事項，亦無根據上市規則第13.51(2)(h)至(v)條須予披露之資料。

霍振興先生

霍先生，七十二歲，於一九九四年獲委任為本公司獨立非執行董事。他亦為本公司審核委員會及薪酬委員會之成員。霍先生是中國工商銀行河北省分行及石家莊市支行前行長。

霍先生已與本公司訂立服務合約出任獨立非執行董事。由二零零七年一月一日起為期兩年。他須根據本公司之組織章程於本公司之股東週年大會上輪值告退及重選。其董事袍金乃由董事會參考當前之市場慣例、本公司之酬金政策、他於本集團內之職務及責任以及對本集團之貢獻而釐定，並由本公司股東於股東週年大會上批准。截至二零零七年十二月三十一日止年度，霍先生共收取董事袍金66,000港元。

除上文所披露者外，霍先生於過去三年並無擔任任何公眾上市公司之任何董事職位，亦無擔任集團之任何其他職位，且與本公司任何董事、高級管理人員、主要股東或控股股東並無任何關係。

於最後實際可行日期，霍先生並無於本公司股份中擁有證券及期貨條例第XV 部界定之任何權益。

除上文所披露者外，霍先生確認並無任何其他有關其重選而需要知會股東之事項，亦無根據上市規則第13.51(2)(h)至(v)條須予披露之資料。

郭世昌先生

郭先生，六十六歲，於二零零四年獲委任為本公司獨立非執行董事。他於一九九三年至二零零二年出任中國河北省人民政府副省長。

郭先生已與本公司訂立服務合約出任獨立非執行董事，由二零零七年一月一日起為期兩年。他須根據本公司之組織章程於本公司之股東週年大會上輪值告退及重選。其董事袍金乃由董事會參考當前之市場慣例、本公司之酬金政策、他於本集團內之職務及責任以及對本集團之貢獻而釐定，並由本公司股東於股東週年大會上批准。截至二零零七年十二月三十一日止年度，郭先生共收取董事袍金66,000港元。

除上文所披露者外，馮先生於過去三年並無擔任任何公眾上市公司之任何董事職位，亦無擔任集團內任何其他職位，且與本公司任何董事、高級管理人員、主要股東或控股股東並無任何關係。

於最後實際可行日期，馮先生並無於本公司股份中擁有證券及期貨條例第XV 部界定之任何權益。

除上文所披露者外，馮先生確認並無任何其他有關其重選而需要知會股東之事項，亦無根據上市規則第13.51(2)(h)至(v)條須予披露之資料。

翟健文先生

翟先生，四十二歲，於一九九九年加入本公司，出任財務總監，並於二零零五年獲委任為本公司執行董事。他亦為本集團若干附屬公司之董事。翟先生為香港會計師公會會計師，並為特許公認會計師公會資深會員。他持有香港大學社會科學學士學位，在核數及財務管理方面擁有超過十八年經驗。

本公司並無與翟先生訂立任何服務合約。他並無特定任期，但須根據本公司之組織章程於本公司之股東週年大會上輪值告退及重選。其董事袍金乃由董事會參考當前之市場慣例、本公司之酬金政策、他於本集團內之職務及責任以及對本集團之貢獻而釐定，並由本公司股東於股東週年大會上批准。截至二零零七年十二月三十一日止年度，翟先生共收取董事袍金60,000港元。

除上文所披露者外，翟先生於過去三年並無擔任任何公眾上市公司之任何董事職位，亦無擔任集團之任何其他職位，且與本公司任何董事、高級管理人員、主要股東或控股股東並無任何關係。

於最後實際可行日期，除持有4,000股本公司股份之個人權益外，翟先生並無於本公司股份中擁有證券及期貨條例第XV部界定之任何其他權益。

除上文所披露者外，翟先生確認並無任何其他有關其重選而需要知會股東之事項，亦無根據上市規則第13.51(2)(h)至(v)條須予披露之資料。

岳進先生

岳先生，四十四歲，於二零零一年獲委任為本公司執行董事。他亦為本集團若干附屬公司之董事。岳先生畢業於中國河北大學，在製藥業擁有超過二十年技術及管理經驗。

本公司並無與岳先生訂立任何服務合約。他並無特定任期，但須根據本公司之組織章程於本公司之股東週年大會上輪值告退及重選。其董事袍金乃由董事會參考當前之市場慣例、本公司之酬金政策、他於本集團內之職務及責任以及對本集團之貢獻而釐定，並由本公司股東於股東週年大會上批准。截至二零零七年十二月三十一日止年度，岳先生共收取董事袍金60,000港元。

除上文所披露者外，岳先生於過去三年並無擔任任何公眾上市公司之任何董事職位，亦無擔任集團內任何其他職位，且與本公司任何董事、高級管理人員、主要股東或控股股東並無任何關係。

於最後實際可行日期，岳先生並無於本公司股份中擁有證券及期貨條例第XV 部界定之任何權益。

除上文所披露者外，岳先生確認並無任何其他有關其重選而需要知會股東之事項，亦無根據上市規則第13.51(2)(h)至(v)條須予披露之資料。

馮振英先生

馮先生，五十二歲，於二零零三年獲委任為本公司執行董事。他亦為本集團若干附屬公司之董事。他畢業於中國河北化學學院，在製藥業擁有超過二十年技術及管理經驗。

本公司並無與馮先生訂立任何服務合約。他並無特定任期，但須根據本公司之組織章程於本公司之股東週年大會上輪值告退及重選。其董事袍金乃由董事會參考當前之市場慣例、本公司之酬金政策、他於本集團之職務及責任以及他對本集團之貢獻而釐定，並由本公司股東於股東週年大會上批准。截至二零零七年十二月三十一日止年度，馮先生共收取董事袍金60,000港元。

本公司並無接獲關連人士(按上市規則之定義)通知，彼等目前有意在本公司股東批准購回建議後，出售股份予本公司或其附屬公司，或已承諾不會向本公司或其附屬公司出售股份。

6. 收購守則

倘按照購回建議行使權力購回股份時，一位股東在本公司之投票權所佔權益比例因此而增加，就收購守則第32 條而言，該項增加將作為一項收購處理。因此，任何一位股東或一致行動之多位股東可能會取得或鞏固其於本公司之控制權，並須遵照收購守則第26 及32 條提出強制性收購建議。

於最後實際可行日期，中國詩薇製藥有限公司實益擁有783,316,161 股股份之權益，佔本公司已發行股本約50.93%。根據該持股量及倘若董事會根據購回授權行使全部權力購回股份，詩薇製藥有限公司於本公司之持股量將增加至本公司已發行股本約56.59%。

據董事會所知，根據購回建議進行之任何股份購回事宜不會引起收購守則下之任何責任。倘購回股份會導致公眾人士之持股量降至低於25%，則本公司不可購回股份。

7. 本公司進行之股份購回事宜

在最後實際可行日期前六個月內，本公司並無在聯交所或其他證券交易所購回任何股份。

4. 股份價格

於最後實際可行日期前十二個月及二零零八年四月(截至最後實際可行日期)，股份在聯交所之每月最高及最低成交價如下：

	股份	
	最高價	**最低價**
	港元	*港元*
二零零七年		
四月	1.87	1.32
五月	3.20	1.56
六月	3.30	2.40
七月	3.18	2.20
八月	3.48	2.09
九月	4.90	3.41
十月	4.95	3.65
十一月	4.00	2.73
十二月	3.44	2.31
二零零八年		
一月	3.09	1.80
二月	2.40	1.92
三月	2.72	1.87
四月(截至最後實際可行日期)	2.77	2.30

5. 承諾

董事會已向聯交所作出承諾，在行使本公司權力進行購回事宜時，只要有關規則及法例適用，彼等將根據購回決議案及按照上市規則及香港適用法例進行。

目前並無任何董事或(於作出一切合理查詢後據彼等所知)其聯繫人士有意於本公司股東批准購回建議後，出售任何股份予本公司或其附屬公司。

本附錄為購回股份規則所規定之說明函件，向　閣下提供必需之資料，以便考慮批准購回最多達於購回決議案獲通過當日本公司已發行股本10%之股份。

本附錄亦構成公司條例第49BA(3)條規定所載之備忘。

1. 股本

於最後實際可行日期，本公司之已發行股本為1,538,124,661股股份。

在購回決議案獲通過之規限下，按在股東週年大會舉行前並無進一步發行或購回股份，則本公司根據購回決議案獲准購回最多153,812,466 股股份，即不超過最後實際可行日期已發行股本10%。

2. 購回之理由

董事會相信，購回建議符合本公司以及其股東之最佳利益。此項購回或會提高本公司每股股份之資產淨值及／或盈利；惟須視乎當時之市場情況或資金安排而定，並僅於董事會認為該購回將有利於本公司及其股東之情況下進行。

3. 用以購回之資金

本公司在購回股份時，用於購回之資金必須依照本公司之組織章程大綱及細則與公司條例規定可合法作此用途之資金中撥付。公司條例規定，於購回股份時須予償還之股本必須在公司條例准許之情況下，由本公司可供分派之溢利及／或就購回股份而發行新股份之所得款額中撥付。

在建議之購回期間內若全面行使購回建議，可能會對本公司之營運資金或資本負債比率造成不利影響(對照截至二零零七年十二月三十一日止年度年報內之經審核賬目所披露之情況)。然而，董事會不擬行使購回建議，以致董事會認為本公司不時宜具備之營運資金或資本負債比率會因此而受到重大不利影響。

要求進行投票表決之權利

根據本公司之組織章程第73條，在任何股東大會上有待表決之決議案得以舉手方式表決，除非當時根據上市規則或任何其他適用之法例、規例或規定須進行投票表決或由下列人士(在宣佈舉手表決之結果前或當時)要求進行投票表決：

(a) 大會主席；或

(b) 最少三位親身或委派代表出席而當時有權在會上表決之股東；或

(c) 親身或委派代表出席並佔所有有權在會上表決之股東之總表決權不少於十分之一之任何一位或多位股東；或

(d) 親身或委派代表出席並持有賦予權利可於大會上表決而實繳金額合共不少於賦予該項權利之所有股份之實繳金額總數十分之一之股份之任何一位或多位股東。

應採取之行動

本通函隨附適用於股東週年大會之代表委任表格。 閣下無論是否打算出席股東週年大會，敬請填妥代表委任表格，並於股東週年大會指定舉行時間四十八小時前送達本公司之股份過戶登記處卓佳秘書商務有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。填妥及交回代表委任表格後， 閣下仍可親身出席股東週年大會並於會上投票。

推薦意見

董事會認為上述各項將於股東週年大會上提呈之決議案均符合本公司及其股東之最佳利益。因此，董事會建議全體股東投票贊成股東週年大會通告所載之決議案。

此致

列位股東 台照

承董事會命
主席
蔡東晨

香港，二零零八年四月二十九日

便告失效。董事會擬尋求 閣下批准將於股東週年大會上提呈之購回決議案。按照購回股份規則而提供有關購回建議之必要資料之説明函件載於本通函附錄一。

發行股份之一般授權

於股東週年大會上亦將會提呈兩項普通決議案，分別授予董事會一般授權以配發、發行及處理不超過本公司於決議案獲通過當日已發行股本20%之股份(即於最後實際可行日期按本公司已發行股本1,538,124,661股股份計算不多於307,624,932股股份，並假設此等已發行股本於通過決議案日期保持不變)，並將上述授予董事會之一般授權擴大，以包括本公司在授予可購回最多達本公司於購回決議案獲通過當日已發行股本之10%股份之一般授權後所購回之股份之面值總額所代表之股份。

重選退任董事

於最後實際可行日期，本公司之執行董事為蔡東晨先生、岳進先生、馮振英先生、紀建明先生、翟健文先生、潘衛東先生、李治彪先生及張錚先生；本公司之非執行董事為李嘉士先生，而本公司之獨立非執行董事為霍振興先生、齊謀甲先生、郭世昌先生及陳兆強先生。

根據本公司之組織章程第101條，岳進先生、馮振英先生、翟健文先生、霍振興先生及郭世昌先生將於股東週年大會退任，但可膺選連任。擬於股東週年大會膺選連任之董事之資料載於本通函附錄二。

股東週年大會

召開股東週年大會之通告載於本通函第13至16頁。

於股東週年大會上，將向股東提呈有關將於股東週年大會上考慮之一般事項(包括重選董事)及將於股東週年大會上考慮之特別事項之決議案，即建議批准購回建議、授予董事會一般授權以發行新股份及擴大發行新股份之一般授權之普通決議案。

中國製藥集團有限公司
China Pharmaceutical
Group Limited
(根據公司條例於香港註冊成立)
(股份代號：1093)

執行董事：
蔡東晨*(主席)*
岳進
馮振英
紀建明
翟健文
潘衛東
李治彪
張錚

非執行董事：
李嘉士

獨立非執行董事：
霍振興
齊謀甲
郭世昌
陳兆強

註冊辦事處：
香港
灣仔
港灣道18號
中環廣場
38樓3805室

敬啟者：

建議
一般授權購回股份及
發行股份、重選退任董事及
股東週年大會通告

購回股份之一般授權

在本公司於二零零七年五月三十日舉行之股東週年大會上，董事會獲授予一般授權，可行使本公司之權力購回股份。一俟即將舉行之本公司股東週年大會結束，上述授權

「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	香港法定貨幣

在本文件內，除文義另有所指，下列詞彙具有下列涵義：

「股東週年大會」	指	本公司訂於二零零八年五月二十三日(星期五)上午十時正假座香港灣仔港灣道18號中環廣場32樓3206室舉行之股東週年大會，大會通告載於本文件第13至16頁
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	中國製藥集團有限公司，根據公司條例於香港註冊成立之有限公司
「最後實際可行日期」	指	二零零八年四月二十五日，即本文件付印前之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「購回建議」	指	建議授予董事會一般授權在購回決議案所述期間行使本公司權力購回最多為購回決議案通過日期本公司已發行股本10%之股份
「購回決議案」	指	股東週年大會通告第5項決議案所述將提呈之普通決議案
「股份」	指	本公司股本中每股面值0.10港元之股份
「購回股份規則」	指	上市規則所載規範以聯交所為第一上市之公司在聯交所購回本身證券之有關規則

閣下如對本通函任何方面或應辦之手續**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之**中國製藥集團有限公司**股份全部**售出**，應立即將本通函連同隨附之代表委任表格送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

中國製藥集團有限公司
China Pharmaceutical
Group Limited
(根據公司條例於香港註冊成立)
(股份代號：1093)

建議
一般授權購回股份及
發行股份、重選退任董事及
股東週年大會通告

中國製藥集團有限公司訂於二零零八年五月二十三日(星期五)上午十時正假座香港灣仔港灣道18號中環廣場32樓3206室舉行股東週年大會，大會通告載於本文件第13至16頁。　閣下無論是否打算出席大會，敬請盡早按照隨附之代表委任表格上印備之指示填妥並交回代表委任表格，惟無論如何須於大會或其任何續會指定舉行時間四十八小時前送達本公司之股份過戶登記處卓佳秘書商務有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。填妥及交回表格後，　閣下仍可親身出席大會並於會上投票。

香港，二零零八年四月二十九日

中國製藥集團有限公司
China Pharmaceutical Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at Room 3206, 32nd Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Friday, May 23, 2008 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements, the report of the directors and the independent auditor's report for the year ended December 31, 2007.

2. To declare a final dividend.

3. To re-elect directors and to authorize the directors to fix the remuneration of directors.

4. To re-appoint auditor and to authorise the directors to fix the remuneration of auditor.

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company are authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of this resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

"**THAT**:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into shares of the Company; (iii) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time; or (iv) an issue of shares under any option scheme or similar arrangement for the grant or issue of shares or rights to acquire shares of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution,

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

"**THAT** subject to the passing of the resolution nos. 5 and 6 set out in the notice convening the meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to resolution no. 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the said resolution."

By Order of the Board
CAI Dongchen
Chairman

Hong Kong, April 29, 2008

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, the form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's share registrar, Tricor Secretaries Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. The register of members of the Company will be closed from May 19, 2008 to May 23, 2008, both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the final dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar, Tricor Secretaries Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Friday, May 16, 2008.

4. With regard to item no. 3 in this notice, the board of directors of the Company proposes that the retiring directors, namely Mr. YUE Jin, Mr. FENG Zhenying, Mr. CHAK Kin Man, Mr. HUO Zhenxing and Mr. GUO Shichang be re-elected as directors of the Company. Details of such retiring directors are set out in the Appendix II to the circular to shareholders dated April 29, 2008.

As at the date of this notice, the Board of Directors of the Company comprises eight executive directors, namely Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man,, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard.

中國製藥集團有限公司
China Pharmaceutical Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

CHANGE OF REGISTERED OFFICE

The board of directors of China Pharmaceutical Group Limited (the "Company") announces that the registered office of the Company has been changed to Suite 3206, 32/F, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong with effect from May 13, 2008.

By Order of the Board
China Pharmaceutical Group Limited
CAI Dongchen
Chairman

Hong Kong, May 13, 2008

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng as executive directors; Mr. Lee Ka Sze, Carmelo as non-executive director and Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard as independent non-executive directors.

中國製藥集團有限公司
China Pharmaceutical Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

ANNOUNCEMENT PURSUANT TO RULE 13.09 OF THE LISTING RULES

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

The board of directors of China Pharmaceutical Group Limited (the "**Company**") has been notified that the Company's controlling shareholder, China Charmaine Pharmaceutical Company Limited ("**CCPCL**"), has transferred its entire 50.93% interest in the Company to its concert party, Massive Giant Group Limited ("**MGL**").

References are made to the composite offer and response document dated 19 July 2007 (the "**Offer Document**") in respect of the mandatory general offer by MGL to acquire the shares of the Company (the "**General Offer**") and the joint announcement dated 9 August 2007 (the "**Joint Announcement**") made by the Company, MGL and Legend Holdings Limited ("**Legend Holdings**") in respect of the closing of the General Offer.

The board of directors of the Company has been notified by CCPCL and MGL that, on 19 May 2008, CCPCL transferred 783,316,161 shares, representing approximately 50.93% of the issued share capital of the Company, to MGL (the "**Transfer**"). Immediately following the Transfer, MGL holds in aggregate approximately 50.94% of the issued share capital of the Company. For details of the shareholding structure of the Company immediately before and after the Transfer, please refer to the tables below:

IMMEDIATELY BEFORE THE TRANSFER

Name of shareholders	Name of its immediate controlling shareholder (% holding)	No. of shares held	Approximate %
China Charmaine Pharmaceutical Company Limited	Shijiazhuang Pharmaceutical Group Company Limited (100%)	783,316,161	50.93
Massive Giant Group Limited	Hony Capital Fund III, L.P. (100%)	166,232	0.01
Others		754,642,268	49.06
Total		1,538,124,661	100.00

IMMEDIATELY AFTER THE TRANSFER

Name of shareholders	Name of its immediate controlling shareholder (% holding)	No. of shares held	Approximate %
Massive Giant Group Limited	Hony Capital Fund III, L.P. (100%)	783,482,393	50.94
Others		754,642,268	49.06
Total		1,538,124,661	100.00

As set out in the Offer Document, due to certain concert party arrangements involving Legend Holdings (of which CCPCL is an indirect wholly-owned subsidiary) and MGL, Legend Holdings is entitled to exercise an ultimate control over MGL in relation to, among other things, all decisions relating to MGL's equity stake in the Company.

By Order of the Board
China Pharmaceutical Group Limited
Cai Dongchen
Chairman

Hong Kong, 19 May 2008

As at the date of this announcement, the board of directors of the Company comprises Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng as executive directors; Mr. Lee Ka Sze, Carmelo as non-executive director and Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard as independent non-executive directors .

中國製藥集團有限公司
China Pharmaceutical
Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 1093)

ANNOUNCEMENT IN PURSUANCE OF RULE 13.18

This announcement is made in pursuance of Rule 13.18 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcements of China Pharmaceutical Group Limited (the "**Company**") dated 15 December 2004, 19 April 2005 and 28 September 2007 in relation to, inter alia, the following facilities (collectively the "**Facilities**") made available by certain banks (the "**Banks**") to the Company:

(a) a facility in the aggregate amount of HK$150,000,000 with a tenor of 4 years from 15 December 2004, of which HK$100,000,000 is still outstanding;

(b) a facility in the aggregate amount of HK$600,000,000 with a tenor of 4 years from 19 April 2005 (the "**2005 Facility**"), of which HK$216,000,000 is still outstanding; and

(c) a facility in the aggregate amount of HK$300,000,000 with a tenor of 4 years from 28 September 2007, of which HK$300,000,000 is still outstanding.

Each of the Facilities provides that it will be an event of default if Shijiazhuang Pharmaceutical Group Company Limited ceases to own (directly or indirectly) at least 40% of the voting share capital of the Company and in which event the Facilities will become immediately repayable (the "**Default Event**").

As a result of the change in shareholding structure of the controlling shareholder of the Company as disclosed in the announcement of the Company of today, the Company and the Banks have amended the terms of the Facilities as follows whereby the default of which will constitute an event of default under the relevant Facility:

(a) under each of the Facilities, the Default Event has been amended to the effect that it will be an event of default if (i) Hony Capital Fund III, L.P. ("**Hony Capital**") ceases to own (directly or indirectly) at least 35% interest in the Company; and (ii) Legend Holdings Limited ("**Legend**") ceases to own (directly or indirectly) at least 34.48% interest in Hony Capital;

(b) under each of the Facilities, with respect to the composition of the board of directors of the Company (the "**Directors**"), not less than six of the eight existing executive Directors shall continue to remain as executive Directors and not more than three new executive directors may be appointed to the board of Directors, without the prior written consent of the bank;

(c) under the 2005 Facility:

(i) Legend shall remain as the single largest shareholder of the Company (directly or indirectly);

(ii) Hony Capital shall undertake to vest in Legend the ultimate control in relation to all decisions exercisable by Massive Giant Group Limited ("**Massive Giant**") or Hony Capital to the extent that they relate to the management of Massive Giant's equity stake in the Company including (i) the exercise of voting rights attached to such equity stake; (ii) all matters relating to Massive Giant's or Hony Capital's resultant equity stake in the Company and any disposal or investment decisions in relation thereof; and (iii) all other matters relating to general management and affairs of the Company; and

(iii) Legend shall continue to hold the single largest value of fund in Hony Capital.

By Order of the Board
CHINA PHARMACEUTICAL GROUP LIMITED
CAI DONGCHEN
Chairman

Hong Kong, 19 May 2008

As at the date of this announcement, the board of directors of the Company comprises Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng as executive Directors; Mr. Lee Ka Sze, Carmelo as non-executive Director and Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard as independent non-executive Directors.

中國製藥集團有限公司
China Pharmaceutical Group Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 1093)

NOTIFICATION OF BOARD MEETING

This is to announce that a meeting of the Board of Directors of China Pharmaceutical Group Limited (the "Company") will be held on Wednesday, June 18, 2008 to approve, among other matters, the unaudited results of the Company and its subsidiaries for the three months ended March 31, 2008.

For and on behalf of
China Pharmaceutical Group Limited
Cai Dongchen
Chairman

Hong Kong, June 5, 2008

As at the date of this notification, the Board of Directors of the Company comprises Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng as executive directors; Mr. Lee Ka Sze, Carmelo as non-executive director and Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard as independent non-executive directors.

中國製藥集團有限公司
China Pharmaceutical
Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

ANNOUNCEMENT IN PURSUANCE OF RULE 13.18

In accordance with the requirements under rule 13.18 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Board of Directors of China Pharmaceutical Group Limited (the "Company") announces certain details of a loan agreement entered into between a bank (the "Bank") and the Company on June 13, 2008

By a loan agreement dated June 13, 2008 (the "Loan Agreement") entered into between the Bank and the Company, a facility in the aggregate amount of HK$200,000,000 (the "Facility") is made available by the Bank to the Company subject to and in accordance with the terms and conditions therein contained. The Facility is a term loan facility with a tenor of 4 years from June 13, 2008. Under the Loan Agreement, the default of any of the following undertakings will constitute an event of default: (i) Hony Capital Fund III, L.P. beneficially owns, directly or indirectly, not less than 35% of the entire issued share capital of the Company; (ii) Legend Holdings Limited beneficially owns, directly or indirectly, not less than 34.48% of the entire ownership interest in Hony Capital Fund III, L.P.; and (iii) any replacement or addition (in terms of head count) of executive directors of the Company will not be more than one third of the existing executive directors. In the event of default, the Facility will become immediately repayable. The Company intends to use the Facility to refinance its existing indebtedness and for its capital expenditure.

By Order of the Board
Cai Dongchen
Chairman

Hong Kong, June 13, 2008

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng as executive directors; Mr. Lee Ka Sze, Carmelo as non-executive director and Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard as independent non-executive directors.

中國製藥集團有限公司
China Pharmaceutical Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

UNAUDITED RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2008

The Board of Directors of China Pharmaceutical Group Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the three months ended March 31, 2008 in line with its current practice to publish the Group's quarterly financial results.

CONSOLIDATED INCOME STATEMENT

For the three months ended March 31, 2008

	For the three months ended March 31,	
	2008	2007
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Revenue	**1,553,543**	1,028,621
Cost of sales	**(1,143,842)**	(799,542)
Gross profit	**409,701**	229,079
Other income	**17,848**	3,346
Selling and distribution expenses	**(92,114)**	(86,618)
Administrative expenses	**(107,783)**	(89,444)
Other expenses	**(23,290)**	(5,066)
Operating profit	**204,362**	51,297
Share of results of a jointly controlled entity	**1,435**	(2,599)
Finance costs	**(27,305)**	(26,048)
Profit before tax	**178,492**	22,650
Income tax	**(25,765)**	(2,121)
Profit for the period	**152,727**	20,529
Attributable to:		
Equity holders of the Company	**151,939**	20,523
Minority interests	**788**	6
	152,727	20,529
Dividend	**—**	—
Earnings per share — Basic	**HK9.88 cents**	HK1.33 cents

Notes:

1. The accounting policies used in the preparation of the financial data for the three months ended March 31, 2008 are consistent with those followed in the preparation of the annual financial statements of the Group for the year ended December 31, 2007.

2. The calculation of the basic earnings per share for the three months ended March 31, 2008 is based on the unaudited profit attributable to equity holders of the Company of HK$151,939,000 (1.1.2007 to 3.31.2007: HK$20,523,000) and the 1,538,124,661 shares (1.1.2007 to 3.31.2007: 1,538,124,661 shares) in issue during the period.

   No diluted earnings per share is presented for the three months ended March 31, 2007 and 2008 as there were no potential ordinary shares in issue during both periods.

3. The directors resolved not to declare an interim dividend for the three months ended March 31, 2008 (1.1.2007 to 3.31.2007: Nil).

4. The financial data for the three months ended March 31, 2008 is based on the internal records and management accounts of the Group and has not been reviewed or audited by the external auditors of the Company.

REVENUE AND SEGMENT INFORMATION

The Group reports its primary segment information by products, namely bulk drugs (including penicillin series, cephalosporin series and vitamin C series), finished drugs and others. Segment information about these products is presented below:

For the three months ended March 31, 2008

	Bulk Drugs						
	Penicillin series	Cephalosporin series	Vitamin C series	Finished Drugs	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
REVENUE							
External sales	541,832	137,211	406,720	454,240	13,540	—	1,553,543
Inter-segment sales	70,751	34,417	560	—	817	(106,545)	—
TOTAL REVENUE	612,583	171,628	407,280	454,240	14,357	(106,545)	1,553,543

Inter-segment sales are charged at prevailing market rates.

SEGMENT RESULTS	24,961	1,940	142,507	33,552	349		203,309
Unallocated income							7,096
Unallocated expenses							(6,043)
Operating profit							204,362

For the three months ended March 31, 2007

	Bulk Drugs						
	Penicillin series *HK$'000*	Cephalosporin series *HK$'000*	Vitamin C series *HK$'000*	Finished Drugs *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
REVENUE							
External sales	357,290	157,759	182,176	330,969	427	—	1,028,621
Inter-segment sales	67,912	7,181	600	—	—	(75,693)	—
TOTAL REVENUE	425,202	164,940	182,776	330,969	427	(75,693)	1,028,621

Inter-segment sales are charged at prevailing market rates.

SEGMENT RESULTS	55,532	11,726	494	(11,512)	(791)		55,449
Unallocated income							534
Unallocated expenses							(4,686)
Operating profit							51,297

BUSINESS REVIEW AND OUTLOOK

For the first three months of 2008, the average prices of penicillin industrial salt, amoxcillin and 6-APA were US$11.59 per kg, US$30.90 per kg and US$26.88 per kg respectively, while the gross profit margin of the series was 11.9%. The average price of 7-ACA was US$90.61 per kg and the gross profit margin of the series was 12.7%. The average price of vitamin C was US$6.77 per kg and the gross profit margin of the series was 51.0%. Revenue of the finished drug division increased by 37.2% to HK$454 million, with a gross profit margin of 26.2%.

Currently the normal production of some bulk drug manufacturers is still being affected by the environmental protection concern, resulting in certain shortage in supply. Prices of penicillin products rebounded in April after a few months of downward adjustment, but the price level ahead is expected to be relatively volatile. For the vitamin C division, market demand remains strong and the product prices should be able to stay at high level. Prices of cephalosporin products have been cut early this year in order to curb further production capacity increase in the market and the prices ahead are expected to remain at the current level. For the finished drug division, its operating environment is expected to continue to improve.

By order of the Board
Cai Dongchen
Chairman

Hong Kong, June 18, 2008

As at the date of this announcement, the board of directors of the Company comprises Mr. Cai Dongchen, Mr. Yue Jin, Mr. Feng Zhenying, Mr. Ji Jianming, Mr. Chak Kin Man, Mr. Pan Weidong, Mr. Li Zhibiao and Mr. Zhang Zheng as executive directors; Mr. Lee Ka Sze, Carmelo as non-executive director and Mr. Huo Zhenxing, Mr. Qi Moujia, Mr. Guo Shichang and Mr. Chan Siu Keung, Leonard as independent non-executive directors.

END